As filed with the Securities and Exchange Commission on February 1, 2005
Registration Statement No. 333-122261

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1

to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Barrier Therapeutics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	22-3828030
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

600 College Road East, Suite 3200

Princeton, New Jersey 08540
(609) 945-1200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Geert Cauwenbergh, Ph.D.

Chief Executive Officer
Barrier Therapeutics, Inc.
600 College Road East, Suite 3200
Princeton, New Jersey 08540
(609) 945-1200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven M. Cohen, Esq. Joanne R. Soslow, Esq. Morgan, Lewis & Bockius LLP 502 Carnegie Center Princeton, New Jersey 08540 (609) 919-6600	David E. Redlick, Esq. Stuart R. Nayman, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 399 Park Avenue New York, New York 10022 (212) 230-8800

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer is not permitted.

PROSPECTUS (Subject to Completion)

Issued February 1, 2005

4,000,000 Shares

COMMON STOCK

Barrier Therapeutics, Inc. is offering 2,000,000 shares, and the selling stockholders are offering 2,000,000 shares. None of our executive officers is a selling stockholder.

Our common stock is listed on the NASDAQ National Market under the symbol “BTRX.” On January 31, 2005, the reported last sale price of our common stock on the NASDAQ National Market was $19.98 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

PRICE $            A SHARE

		Underwriting		Proceeds to
	Price to	Discounts and	Proceeds to	Selling
	Public	Commissions	Barrier	Stockholders

Per Share	$	$	$	$
Total	$	$	$	$

We have granted the underwriters the right to purchase up to an additional 600,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on                     , 2005.

MORGAN STANLEY

PACIFIC GROWTH EQUITIES, LLC
JPMORGAN

                    , 2005

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from the information contained in this prospectus. We and the selling stockholders are offering to sell shares of common stock, and seeking offers to buy shares of common stock, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of when this prospectus is delivered or when any sale of our common stock occurs.

      For investors outside the United States: Neither we, the selling stockholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

PROSPECTUS SUMMARY

      This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the “Risk Factors” section and our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock.

BARRIER THERAPEUTICS, INC.

      We are a pharmaceutical company focused on the discovery, development and commercialization of pharmaceutical products in the field of dermatology. Our goal is to develop a portfolio of innovative products that address major medical needs in the treatment of dermatological diseases and disorders. We currently have multiple product candidates in clinical development based on intellectual property that we have licensed from third parties. We believe that there exists significant commercial opportunity for a company focused specifically on the treatment of dermatological diseases, given the relatively fragmented nature of the dermatology market and the clinical limitations of currently approved treatments. We plan to build our own sales force to market our product candidates that receive marketing approval directly to dermatologists and other target physicians in the United States and Canada and to rely on third-party arrangements for the commercialization of our approved product candidates outside the United States and Canada.

Our Product Development Pipeline

      Our product pipeline includes eight product candidates in various stages of clinical development. We also have product candidates in preclinical development, as well as two product candidates that are marketed by third parties in some countries outside the United States and Europe. In addition, we have access to the classes of compounds claimed in the patents licensed to us under our license agreements with affiliates of Johnson & Johnson. We are currently conducting a screening program to search for new product candidates in the field of dermatology. The United States Food and Drug Administration, or FDA, has not approved any of our product candidates.

      Our four most advanced product candidates are:

      Zimycan. Zimycan is a topical ointment for the treatment of infants with diaper dermatitis complicated by candidiasis, an inflammatory disease characterized by diaper rash complicated with an infection by a fungus called Candida. In the United States, there currently is no prescription drug specifically approved to treat diaper dermatitis complicated by candidiasis. On the basis of the positive Phase 3 pivotal clinical trial results that we announced in August 2004, we filed an amendment to a pending new drug application, or NDA, for Zimycan in the United States in November 2004. We expect to receive a first action letter from the FDA relating to the potential approval of Zimycan in the United States during the first half of 2005. Zimycan has received marketing approval from the Belgian Health Authorities and is the subject of a mutual recognition procedure for approval in major markets in Europe.

      Sebazole. Sebazole is a topical formulation of 2.0% ketoconazole, an antifungal agent, in a waterless gel that we are developing for the once daily treatment of seborrheic dermatitis, a type of eczema characterized by inflammation and scaling of the skin, principally of the scalp, face and chest. The condition ofter recurs, thereby requiring treatment over time. We have designed Sebazole to deliver the benefits of ketoconazole with the advantages of our waterless gel. In December 2004, we announced positive results from a Phase 3 pivotal clinical trial for Sebazole. We expect to file an NDA for Sebazole in the United States in the third quarter of 2005.

      Hyphanox. Hyphanox is an oral formulation of itraconazole, an antifungal agent, that we are developing for the treatment of fungal infections, including vaginal candidiasis, commonly known as vaginal yeast infection, and onychomycosis, commonly known as nail fungus. In the first quarter of 2004, we commenced a Phase 3 pivotal clinical trial in the United States for the use of a single day, single dose treatment of two 200 mg tablets of Hyphanox in the treatment of vaginal candidiasis. If this clinical trial is successful, we expect to file an NDA with the FDA in the second half of 2005 seeking marketing approval for Hyphanox for the treatment of vaginal candidiasis. In the first half of 2005, we plan to initiate two Phase 3 pivotal clinical trials of Hyphanox for the treatment of onychomycosis. Janssen Pharmaceutica Products, L.P. and a number of other Johnson & Johnson companies currently market different formulations of itraconazole, under Sporanox and other brand names, in various countries. A generic form of itraconazole has also been approved in the United States. A 100 mg capsule is the maximum strength in which oral Sporanox is currently available. We believe that our 200 mg formulation will allow for more convenient once daily dosing and provide for less interpatient variability. Janssen has an exclusive option to acquire the right to commercialize Hyphanox on a region-by-region basis.

      Liarozole. Liarozole is our first product candidate based on a class of molecules known as retinoic acid metabolism blocking agents, or RAMBAs. We are developing Liarozole as an oral therapeutic for the treatment of congenital ichthyosis. Congenital ichthyosis is a rare genetic disease affecting one in 6,000 people in the United States, characterized by dryness and scaling of the skin. There is no prescription drug currently approved in the United States that is indicated for the treatment of congenital ichthyosis. Both the FDA and the Commission for the European Community have granted Liarozole orphan drug status for the treatment of congenital ichthyosis. We expect to commence a Phase 2/3 clinical trial for Liarozole for the treatment of congenital ichthyosis during 2005.

      Our product development pipeline includes four product candidates that are in earlier stages of clinical development — oral Rambazole, topical Rambazole, Azoline and Hivenyl. All of these product candidates are based on intellectual property licensed by us under our principal license agreements. We are developing these product candidates as treatments for a wide range of dermatological diseases and disorders, including acne, psoriasis and fungal infections.

      Rambazole. Rambazole is our second product candidate based on the RAMBA class of molecules. We believe that Rambazole may address some of the limitations of existing therapies, such as toxicity, or the degree to which existing therapies are harmful at certain levels of treatment, and immune suppression, or the tendency of some existing therapies to compromise a patient’s immune system. Studies conducted prior to our acquisition of rights to this product candidate suggested that Rambazole is more selective and more active than first generation RAMBA-based product candidates. We are currently developing oral and topical formulations of Rambazole.

Oral. We are developing an oral formulation of Rambazole for the treatment of psoriasis and severe acne. An oral formulation of Rambazole was tested in two Phase 1 clinical trials. One of these clinical trials was a single dose escalation study, and the other was a multiple dose escalation study. In the multiple dose escalation study, increased doses of Rambazole resulted in increased manifestation of skin effects typical for retinoid therapy, including dry lips and skin. We are currently conducting two Phase 2a clinical studies in Europe using oral Rambazole, one in moderate to severe psoriasis and the other in moderate to severe nodular acne. Based on our review of initial data from the psoriasis trial, we plan to submit an investigational new drug application, or IND, to the FDA and commence Phase 2b clinical trials in the United States of oral Rambazole for psoriasis during the first half of 2005.

Topical. We are developing a topical formulation of Rambazole for dermatological indications, including common forms of acne and mild to moderate psoriasis. Animal studies conducted with RAMBAs indicate that topical RAMBA treatment may produce the same therapeutic results as retinoic acid treatments but with less irritation. A Phase 2 clinical trial for acne compared 13 subjects treated with a topical formulation of Rambazole to 13 subjects treated with a placebo. Subjects were treated for 12 weeks. In this trial, subjects receiving topical Rambazole showed a greater percentage reduction of acne lesions than those receiving the placebo. In addition, topical Rambazole was well tolerated, with no serious drug-related adverse events reported. In 2005, we plan to initiate a Phase 2a clinical trial in Europe to evaluate the effectiveness of topical Rambazole in mild to moderate acne.

      Azoline. Azoline is an antifungal agent that we are developing as an oral treatment for skin and mucosal fungal infections. Preclinical testing has shown Azoline to be more potent than itraconazole against dermatological fungal infections and less interactive than itraconazole with the metabolism of other drugs. We have completed a one week Phase 1 clinical trial for Azoline in two different dose strengths. The results of this trial indicate that at the doses tested, Azoline has a half-life in the body of approximately 81 hours, which is nearly three times longer than that of itraconazole. Based on data from this trial and data from recent Phase 2a clinical trials, we believe that Azoline may be an effective short course oral treatment for fungal infections. In these trials, Azoline was well tolerated, with no serious drug-related adverse events reported. We plan to submit an IND to the FDA and commence Phase 2b clinical trials of Azoline in the United States during 2005.

      Hivenyl. Hivenyl is an antihistamine that we are developing as an oral treatment for allergic reactions of the skin, such as the types of reactions associated with hives and those associated with poison ivy, which may not cause sedation typically associated with antihistamines. Patients experience sedation when an antihistamine crosses the blood-brain barrier. In preclinical studies in animal models, Hivenyl did not cross the blood-brain barrier. In addition, the results of two dose escalation Phase 1 clinical trials of Hivenyl suggest that Hivenyl inhibits allergic reactions, has a fast onset of action and does not cause sedation. In these trials, no cardiovascular side effects or sedation were experienced at doses of five to 15 times those that elicited an antihistamine response. We are currently conducting a Phase 2a clinical trial in Europe for Hivenyl.

      The preliminary observations of efficacy from any of our preclinical or clinical trials for our earlier stage product candidates are not necessarily indicative of the results that may be demonstrated in future clinical trials. We will need to conduct significant additional preclinical or clinical trials prior to seeking marketing approval for our earlier stage product candidates.

Our Business Strategy

      Our strategy is to develop a portfolio of innovative products that address major medical needs in the treatment of dermatological diseases and disorders in order to become a global leader in the discovery, development and commercialization of prescription pharmaceutical products to treat these diseases and disorders. To achieve our goal, we intend to:

•	aggressively pursue the development and regulatory approval of our product candidates;

•	commercialize our products directly through our own sales organization in the United States and Canada and through collaborations with third parties outside the United States and Canada;

•	maintain a diverse portfolio of product candidates; and

•	expand our product portfolio through a combination of internal development efforts and selective acquisitions of additional compounds and marketed products.

Johnson & Johnson License Agreements

      We were founded in 2001 by Geert Cauwenbergh, Ph.D., our Chief Executive Officer, who identified a portfolio of dermatological product candidates and intellectual property within the Johnson & Johnson family of companies that he believed could form the basis for an independent pharmaceutical company focused on dermatology. In May 2002, we acquired these assets through licenses from Janssen Pharmaceutica Products, L.P., Johnson & Johnson Consumer Companies, Inc. and Ortho-McNeil Pharmaceutical, Inc., each a Johnson & Johnson company, in exchange for an equity interest in us. In September 2004, we amended these two intellectual property transfer and license agreements to principally provide for additional semi-exclusive territories.

Early-Stage Company

      We have a limited operating history, have not completed the development of any of our product candidates and have not yet received marketing authorization for any of our product candidates, except for Zimycan in Belgium. We have not been profitable in any quarter since inception. For the year ended December 31, 2003, our net loss was $20.2 million and, as of that date, we had a deficit accumulated during the development stage of $61.9 million. For the nine months ended September 30, 2004, our net loss was $26.4 million and, as of that date, our deficit accumulated during the development stage was $92.9 million. Even if we succeed in developing and commercializing one or more of our product candidates, we may never generate sufficient sales revenue to achieve and then maintain profitability. We expect to incur operating losses for the foreseeable future.

      We were incorporated under the laws of the State of Delaware in September 2001 as “Barrier Health Technologies, Inc.” We changed our name to “Barrier Therapeutics, Inc.” in April 2002. Our principal executive offices are located at 600 College Road East, Suite 3200, Princeton, New Jersey 08540. Our telephone number is (609) 945-1200. Our website address is www.barriertherapeutics.com. The information on our website is not a part of this prospectus. We have included our website address in this document as an inactive textual reference only.

      We are seeking United States trademark registrations for our proposed trademarks Barrier TherapeuticsTM, ZimycanTM, SebazoleTM, HyphanoxTM, RambazoleTM and HivenylTM. Liarozole, Azoline and Atopik are temporary designations. We are developing commercial names for our Liarozole, Azoline and Atopik product candidates.

      In this prospectus, the information attributed to IMS Health is based on our independent analysis of the data provided to us from IMS Health. In addition, our citations in this prospectus to “Fitzpatrick’s” refer to Fitzpatrick’s Dermatology in General Medicine (Sixth Edition), a widely used reference book in the field of dermatology.

      In this prospectus, unless otherwise stated or the context otherwise requires, references to “Barrier,” “we,” “us,” “our” and similar references refer to Barrier Therapeutics, Inc.

THE OFFERING

Common stock offered by Barrier	2,000,000 shares

Common stock offered by the selling stockholders	2,000,000 shares

Common stock to be outstanding after this offering	23,894,830 shares

Over-allotment option offered by us	600,000 shares

Use of proceeds	For advancing our product candidates through preclinical studies and clinical trials, the commercialization of our product candidates, if and when approved, and general corporate purposes, including working capital needs and potential product acquisitions or in-licensing opportunities. We will not receive any of the proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

NASDAQ National Market symbol	BTRX

      The number of shares of our common stock that will be outstanding after this offering is based on 21,894,830 shares of common stock outstanding as of December 31, 2004. This amount excludes:

•	1,438,937 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 2004 at a weighted average exercise price of $4.52 per share, of which, options to purchase 383,586 shares were exercisable; and

•	381,181 shares of common stock available for future grant under our 2004 stock incentive plan as of December 31, 2004 and 195,950 shares of common stock available for purchase under our employee stock purchase plan.

      On January 1, 2005, pursuant to the terms of our 2004 stock incentive plan and our employee stock purchase plan, an additional 1,000,000 shares of common stock became available for future grant under our 2004 stock incentive plan and an additional 109,474 shares of common stock became available for purchase under our employee stock purchase plan.

      Unless otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option and no exercise of stock options after December 31, 2004.

SUMMARY FINANCIAL DATA

      The following tables summarize our consolidated financial data. You should read the summary consolidated financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus, and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information included in this prospectus.

      The as adjusted balance sheet data reflect our sale of 2,000,000 shares of common stock in this offering at an assumed public offering price of $19.98 per share, after deducting estimated underwriting discounts and commissions and offering expenses.

	Period From					Period From
	September 17,					September 17,
	2001			Nine Months Ended		2001
	(inception) to	Year Ended December 31,		September 30,		(inception) to
	December 31,					September 30,
	2001	2002	2003	2003	2004	2004

				(unaudited)	(unaudited)	(unaudited)

	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenues:
Contract revenue	$—	$—	$—	$—	$25	$25
Grant revenue	—	—	367	203	556	923

Total revenues	—	—	367	203	581	948

Operating expenses:
Research and development	—	3,542	17,485	11,439	20,055	41,082
Sales and marketing	—	—	—	—	2,719	2,719
General and administrative	20	1,532	3,730	2,373	5,148	10,430
In-process research and development	—	25,000	—	—	—	25,000

Total operating expenses	20	30,074	21,215	13,812	27,922	79,231

Loss from operations	(20)	(30,074)	(20,848)	(13,609)	(27,341)	(78,283)
Interest income	—	275	419	267	933	1,627
Interest expense	(1)	(5)	(3)	—	(22)	(31)

Loss before income tax benefit	(21)	(29,804)	(20,432)	(13,342)	(26,430)	(76,687)
Income tax benefit	—	—	217	—	—	217

Net loss	(21)	(29,804)	(20,215)	(13,342)	(26,430)	(76,470)
Preferred stock accretion	—	(3,392)	(8,432)	(5,376)	(4,592)	(16,417)

Net loss attributable to common stockholders	$(21)	$(33,196)	$(28,647)	$(18,718)	$(31,022)	$(92,887)

Basic and diluted net loss per share		$(240.75)	$(83.95)	$(60.90)	$(2.51)

Weighted average shares used in computing basic and diluted net loss per share		137,889	341,256	307,377	12,357,817

	As of
	September 30, 2004

	Actual	As Adjusted

	(unaudited)

	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$100,646	$137,506
Working capital	95,776	132,636
Total assets	103,991	140,851
Deficit accumulated during the development stage	(92,887)	(92,887)
Total stockholders’ equity	96,414	133,274

RISK FACTORS

      An investment in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below and all other information contained in this prospectus before you decide whether to purchase our common stock.

Risks Related to Our Business

Risks Related to Our Financial Results and Need for Additional Financing

              We have incurred losses since inception and anticipate that we will continue to incur losses for the foreseeable future.

      Since our inception in September 2001, we have incurred significant operating losses and, as of September 30, 2004, we had a deficit accumulated during the development stage of $92.9 million. We have not yet completed the development of any of our product candidates, and none are ready for commercialization, except for Zimycan in Belgium. As a result, to date, we have generated no revenues from the sale of our products. We expect to continue to incur significant operating expenses and anticipate that our expenses may increase substantially in the foreseeable future as we:

•	conduct clinical trials;

•	conduct research and development on existing and new product candidates;

•	seek regulatory approvals for our product candidates;

•	commercialize our product candidates, if approved;

•	hire additional clinical, scientific, sales and marketing and management personnel;

•	add operational, financial and management information systems; and

•	identify and in-license additional compounds or product candidates.

      We need to generate significant revenue to achieve profitability. Even if we succeed in developing and commercializing one or more of our product candidates, we may never generate sufficient sales revenue to achieve and then maintain profitability. We expect to incur operating losses for the foreseeable future.

              We will need substantial additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts.

      As of September 30, 2004, we had cash, cash equivalents and marketable securities of $100.6 million. We believe that the net proceeds to us from this offering, together with our existing cash resources and our interest on the aggregate of these funds, will be sufficient to meet our projected operating requirements through the end of 2006. We currently have no additional commitments or arrangements for any additional financing to fund the research and development and commercial launch of our product candidates. We will require additional funding in order to continue our research and development programs, including preclinical studies and clinical trials of our product candidates, pursue regulatory approvals for our product candidates, pursue the commercial launch of our product candidates and for general corporate purposes. Our future capital requirements will depend on many factors, including:

•	the success of our development and commercialization of our product candidates;

•	the scope and results of our clinical trials;

•	advancement of other product candidates into clinical development;

•	potential acquisition or in-licensing of other products or technologies;

•	the timing of, and the costs involved in, obtaining regulatory approvals;

•	the costs of manufacturing activities;

•	the costs of commercialization activities, including product marketing, sales and distribution and related working capital needs;

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property-related costs, including any possible litigation costs; and

•	our ability to establish and maintain collaborative and other strategic arrangements.

      Adequate financing may not be available on terms acceptable to us, if at all. We may continue to seek additional capital through public or private equity offerings, debt financings or collaborative arrangements and licensing agreements.

      If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, making capital expenditures or declaring dividends. Any debt financing that we raise or additional equity we may sell may contain terms that are not favorable to us or our common stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it will be necessary to relinquish some rights to our technologies or our product candidates or grant licenses on terms that may not be favorable to us.

      Lack of funding could adversely affect our ability to pursue our business. For example, if adequate funds are not available, we may be required to curtail significantly or eliminate one or more of our product development programs.

Risks Related to Development of Product Candidates

We will not be able to commercialize our product candidates if our preclinical studies do not produce successful results or if our clinical trials do not demonstrate safety and efficacy in humans.

      We are currently not authorized to market any of our product candidates in any jurisdiction except for Zimycan in Belgium. We intend to market our products in the United States and in various other countries, and as a result, we will need to obtain separate regulatory approvals in most jurisdictions. Before obtaining regulatory approval for the sale of our product candidates, we must conduct extensive preclinical studies and clinical trials to demonstrate the safety and efficacy in humans of our product candidates. Preclinical studies and clinical trials are expensive, can take many years and have uncertain outcomes. In addition, the regulatory approval procedures vary among countries and additional testing may be required in some jurisdictions. Our success will depend on the success of our currently ongoing clinical trials and subsequent clinical trials that have not yet begun. It may take several years to complete the clinical trials of a product, and a failure of one or more of our clinical trials can occur at any stage of testing. We believe that the development of each of our product candidates involves significant risks at each stage of testing. If clinical trial difficulties and failures arise, our product candidates may never be approved for sale or become commercially viable. We do not believe that any of our product candidates have alternative uses if our current development activities are unsuccessful.

      There are a number of difficulties and risks associated with clinical trials. These difficulties and risks may result in the failure to receive regulatory approval to sell our product candidates or the inability to commercialize any of our product candidates. The possibility exists that:

•	we may discover that a product candidate does not exhibit the expected therapeutic results in humans, may cause harmful side effects or have other unexpected characteristics that may delay or preclude regulatory approval or limit commercial use if approved;

•	the results from early clinical trials may not be statistically significant or predictive of results that will be obtained from expanded, advanced clinical trials;

•	institutional review boards or regulators, including the FDA, may hold, suspend or terminate our clinical research or the clinical trials of our product candidates for various reasons, including noncompliance with regulatory requirements or if, in their opinion, the participating subjects are being exposed to unacceptable health risks;

•	subjects may drop out of our clinical trials;

•	our preclinical studies or clinical trials may produce negative, inconsistent or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical studies or clinical trials; and

•	the cost of our clinical trials may be greater than we currently anticipate.

      For example, in November 2003, we completed two Phase 3 clinical trials that were designed primarily to analyze the use of one of our proposed product candidates, Seboride, for the treatment of seborrheic dermatitis. We decided not to seek regulatory approval for Seboride because the results of these clinical trials did not exhibit the expected therapeutic results for that product candidate. Similarly, because our preclinical studies of Ecalcidene did not replicate the results of earlier third-party studies, the development of Ecalcidene may be delayed or discontinued. Furthermore, the costs of our Phase 3 clinical trial for Hyphanox in the treatment of vaginal candidiasis were higher than expected principally because of the need to recruit additional patients, to add additional sites and to hire an additional contract research organization to assist in the management of the trial.

      With respect to a number of our product candidates, we expect to rely on the results of clinical trials that were performed by or on behalf of Janssen Pharmaceutica Products, L.P. and its affiliates prior to our acquisition of these product candidates. It is possible that these trial results may not be predictive of the results of the clinical trials that we conduct for our product candidates. In addition, the results of these prior clinical trials may not be acceptable to the FDA or similar foreign regulatory authorities because the data may be incomplete, outdated or not otherwise acceptable for inclusion in our submissions for regulatory approval. For example, although our product candidates ketanserin and oxatomide are marketed by other companies in some countries outside the United States and Europe, the data used to support the current regulatory approvals for these products do not meet current regulatory guidelines in the United States and Europe. As a result, we must repeat most of the clinical work already completed prior to filing for marketing approval in the United States and Europe for these product candidates.

      If we do not receive regulatory approval to sell our product candidates or cannot successfully commercialize our product candidates, we would not be able to generate any initial revenues or grow revenues in future periods, which would result in significant harm to our financial position and adversely impact our stock price.

If our clinical trials for our product candidates are delayed, we would be unable to commercialize our product candidates on a timely basis, which would materially harm our business.

      Planned clinical trials may not begin on time or may need to be restructured after they have begun. Clinical trials can be delayed for a variety of reasons, including delays related to:

•	obtaining an effective investigational new drug application, or IND, or regulatory approval to commence a clinical trial;

•	negotiating acceptable clinical trial agreement terms with prospective trial sites;

•	obtaining institutional review board approval to conduct a clinical trial at a prospective site;

•	recruiting qualified subjects to participate in clinical trials;

•	competition in recruiting clinical investigators;

•	shortage or lack of availability of supplies of drugs for clinical trials;

•	the need to repeat clinical trials as a result of inconclusive results or poorly executed testing;

•	the placement of a clinical hold on a study;

•	the failure of third parties conducting and overseeing the operations of our clinical trials to perform their contractual or regulatory obligations in a timely fashion; and

•	exposure of clinical trial subjects to unexpected and unacceptable health risks or noncompliance with regulatory requirements, which may result in suspension of the trial.

      For example, we completed enrollment of our Phase 3 clinical trial for Zimycan later than expected due to difficulties enrolling infants with proven diaper dermatitis complicated by candidiasis. In addition, in January 2005, the FDA informed us that we should submit the six-month data from our ongoing long-term safety study of our Sebazole product candidate at the time of the initial filing of the NDA. We expect that the request from the FDA to include this data will delay the filing of our Sebazole NDA until the third quarter of 2005 due to the time we expect it will take us to analyze data from the required number of patients. In January 2005, the FDA also asked us to perform a study for Sebazole known as a percutaneous absorbtion study, which measures the amount of a drug’s absorbtion, if any, into the bloodstream through the skin. The FDA requested that we submit data from this study at the time of the initial filing of the NDA. If satisfying either the long-term safety data or percutaneous absorbtion data requirements takes longer than we currently expect, the initial filing of our NDA for Sebazole could be delayed.

      We believe that our product candidates have significant milestones to reach, including, other than Zimycan, the successful completion of clinical trials, before commercialization. If we have significant delays in or termination of clinical trials, our financial results and the commercial prospects for our product candidates or any other products that we may develop will be adversely impacted. In addition, our product development costs would increase and our ability to generate revenue could be impaired.

If we are wrong in our assessment of the stages of clinical development of our initial product candidates, we may need to perform preclinical studies or clinical trials that we did not anticipate, which would result in additional product development costs for us and delays in filing for regulatory approval for our product candidates.

      We acquired the rights to our initial product candidates from Janssen Pharmaceutica Products, L.P., Johnson & Johnson Consumer Companies, Inc. and Ortho-McNeil Pharmaceutical, Inc., each a Johnson & Johnson company. Prior to this acquisition, they had conducted preclinical studies and clinical trials on several of our product candidates. For our product candidates for which we are not currently conducting a clinical trial, we have made an assessment as to whether the next clinical trial that we will perform will be a Phase 1, Phase 2 or Phase 3 clinical trial based on the results of these preclinical studies and clinical trials. We may be wrong in our assessment of the stages of clinical development of our initial product candidates for several reasons, including that the data we obtained from the previous trials may be outdated or otherwise no longer acceptable for our purposes or to the FDA or similar regulatory authorities in connection with applications that we may file for regulatory approval. If our current assessments prove to be inaccurate, we will likely have to perform additional preclinical studies or clinical trials, which will require us to expend additional resources and may delay filing for regulatory approval for that product.

We may acquire additional products or product candidates in the future and any difficulties from integrating such acquisitions could damage our ability to attain profitability.

      We have acquired our entire current product pipeline by licensing intellectual property from third parties, and we may acquire additional products or product candidates that complement or augment our existing product development pipeline. However, because we acquired substantially all of our existing product candidates in the same transaction, we have limited experience integrating products or product candidates into our existing operations. Integrating any newly acquired product or product candidate could be expensive and time-consuming. We may not be able to integrate any acquired product or product candidate successfully. Moreover, we may need to raise additional funds through public or private debt or equity financing to make these acquisitions, which may result in dilution for stockholders and the incurrence of indebtedness.

Risks Related to Our Dependence on Third Parties for Manufacturing, Research and Development and Marketing and Distribution Activities

Because we have no manufacturing capabilities, we will contract with third-party contract manufacturers whose performance may be substandard or not in compliance with regulatory requirements, which could increase the risk that we will not have adequate supplies of our product candidates and harm our ability to commercialize our product candidates.

      We do not have any manufacturing experience or facilities. We rely on third-party contract manufacturers to produce the product candidates that we use in our clinical trials. We expect to continue to rely on third parties to manufacture any products that we commercialize. If we are unable to retain our current, or engage additional, contract manufacturers, we will not be able to conduct our clinical trials or sell any products for which we receive regulatory approval. The risks associated with our reliance on contract manufacturers include the following:

•	Contract manufacturers may encounter difficulties in achieving volume production, quality control and quality assurance and also may experience shortages in qualified personnel. As a result, our contract manufacturers might not be able to meet our clinical development schedules or adequately manufacture our products in commercial quantities when required.

•	Changing manufacturers may be difficult because the number of potential manufacturers for some of our product candidates may be limited and, in one case, there is only a single source of supply. Specifically, the intermediate for our product candidate Hyphanox is manufactured using a process that is proprietary to our contract manufacturer. We do not have a license to the technology used by our contract manufacturer to make the intermediate needed for the Hyphanox tablets. If this manufacturer cannot provide adequate supplies of the intermediate for Hyphanox, we cannot sublicense this technology to a third party to act as our supplier. As a result, it may be difficult or impossible for us to find a qualified replacement manufacturer quickly or on terms acceptable to us, the FDA and corresponding foreign regulatory agencies, or at all.

•	With the exception of Hyphanox, each of our product candidates can be produced by multiple manufacturers. However, if we need to change manufacturers, the FDA and corresponding foreign regulatory agencies must approve these manufacturers in advance. This would involve testing and pre-approval inspections to ensure compliance with FDA and foreign regulations and standards. For instance, for Zimycan, we have used one contract manufacturer in connection with the marketing authorization application that we filed in Europe and we intend to use a separate contract manufacturer for commercial supply of the product in the United States. If we decide to have our United States manufacturer supply us with Zimycan for sale in Europe, it is likely that many of the applicable foreign regulatory agencies will need to approve our United States manufacturer prior to making that transition.

•	Our contract manufacturers are subject to ongoing periodic, unannounced inspection by the FDA and corresponding state and foreign agencies or their designees to ensure strict compliance with current Good Manufacturing Practices, or cGMPs, and other governmental regulations and corresponding foreign standards. Other than through contract, we do not have control over compliance by our contract manufacturers with these regulations and standards. Our present or future contract manufacturers may not be able to comply with cGMPs and other FDA requirements or similar regulatory requirements outside the United States. Failure of our contract manufacturers or us to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our product candidates, delays, suspension or withdrawal of approvals, seizures or recalls of product candidates, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect our business.

•	Our contract manufacturers may breach our manufacturing agreements because of factors beyond our control or may terminate or fail to renew a manufacturing agreement based on their own business priorities at a time that is costly or inconvenient for us.

      We may compete with other drug developers for access to manufacturing facilities for our current and future product candidates. If we are not able to obtain adequate supplies of our product candidates, it will be more difficult for us to develop our product candidates and compete effectively. Dependence upon third parties for the manufacture of our product candidates may reduce our profit margins, if any, and may limit our ability to develop and deliver products on a timely and competitive basis.

If third parties on whom we rely do not perform as contractually required or expected, we may not be able to obtain regulatory approval for or commercialize our product candidates.

      We depend on independent clinical investigators and contract research organizations to conduct our clinical trials. Contract research organizations also assist us in the collection and analysis of trial data. We also depend on third parties to perform services related to our adverse event reporting requirements. The investigators, contract research organizations and other contractors are not our employees, and we cannot control, other than by contract, the amount of resources, including time, that they devote to our product candidates. However, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial that have been approved by regulatory agencies and for ensuring that we report product-related adverse events in accordance with applicable regulations. Furthermore, the FDA and European regulatory authorities require us to comply with standards, commonly referred to as good clinical practice, for conducting, recording and reporting clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected.

      In connection with our reliance on our independent clinical investigators and contract research organizations, our clinical trials may be extended, delayed, suspended or terminated, including as a result of:

•	the failure of these investigators and research organizations to comply with good clinical practice or to meet their contractual duties;

•	the failure of our independent investigators to devote sufficient resources to the development of our product candidates or to perform their responsibilities at a sufficiently high level;

•	our need to replace these third parties for any reason, including for performance reasons or if these third parties go out of business; or

•	the existence of problems in the quality or accuracy of the data they obtain due to the failure to adhere to clinical protocols or regulatory requirements or for other reasons.

      Extensions, delays, suspensions or terminations of our clinical trials as a result of the performance of our independent clinical investigators and contract research organizations will delay, and make more costly, regulatory approval for any product candidates that we may develop.

      In addition, although we have used a number of contract research organizations to conduct our clinical trials, there are many other qualified contract research organizations available. Any change in a contract research organization during an ongoing clinical trial could seriously delay that trial and potentially compromise the results of the trial.

We are dependent upon distribution arrangements and marketing alliances to commercialize our product candidates outside the United States and Canada. These distribution arrangements and marketing alliances place the marketing and sale of our product candidates in these regions outside our control.

      We have entered into distribution arrangements and marketing alliances relating to the commercialization of some of our product candidates. Dependence on these arrangements and alliances subjects us to a number of risks, including:

•	we may not be able to control the amount and timing of resources that our distributors may devote to the commercialization of our product candidates;

•	our distributors may experience financial difficulties;

•	business combinations or significant changes in a distributor’s business strategy may also adversely affect a distributor’s willingness or ability to complete its obligations under any arrangement; and

•	these arrangements are often terminated or allowed to expire, which could interrupt the marketing and sales of a product and decrease our revenue.

      We may not be successful in entering into additional distribution arrangements and marketing alliances with third parties for our earlier stage products. Our failure to enter into these arrangements on favorable terms could delay or impair our ability to commercialize our product candidates outside the United States and Canada and could increase our costs of commercialization. In addition, we may be at a competitive disadvantage in negotiating these agreements with third parties because under our license agreements, Johnson & Johnson, through any of its affiliates, has a right of first negotiation for the commercialization of our product candidates that are based on the licensed intellectual property. Because this first right of negotiation may only be triggered after Phase 2 clinical trials and could extend for up to 180 days, it may hinder our ability to enter into distribution agreements and marketing alliances. It may also delay our receipt of any milestone payments or reimbursement of development costs.

Risks Related to Intellectual Property

There are limitations on our patent rights relating to our product candidates that may affect our ability to exclude third parties from competing against us if we receive approval to market these product candidates.

      The patent rights that we own or have licensed relating to our product candidates are limited in ways that may affect our ability to exclude third parties from competing against us if we receive regulatory approval to market these product candidates. In particular:

•	We do not hold composition of matter patents covering the active pharmaceutical ingredients of three of our later stage product candidates. Composition of matter patents on active pharmaceutical ingredients are the strongest form of intellectual property protection for pharmaceutical products as they apply without regard to any method of use or other type of limitation. The active ingredients of most of these product candidates are off patent. As a result, competitors who obtain the requisite regulatory approval can offer products with the same active ingredients as our products so long as the competitors do not infringe any method of use or formulation patents that we may hold. Examples include Sebazole, Zimycan and Hyphanox, for which the active pharmaceutical ingredients, ketoconazole, miconazole and itraconazole, are all off patent. The United States patent covering the active ingredient in Liarozole expires in 2006.

•	We do not hold composition of matter patents covering the formulations of some of our later stage product candidates. Composition of matter patents on formulations can provide protection for pharmaceutical products to the extent that the specifically covered formulations are important. For our product candidates for which we do not hold composition of matter patents covering the formulation, competitors who obtain the requisite regulatory approval can offer products with the same formulations as our products so long as the competitors do not infringe any active pharmaceutical ingredient or method of use patents that we may hold. The United States patent covering the formulation of miconazole and zinc oxide in Zimycan expires in 2007.

•	For some of our product candidates, the principal patent protection that covers, or that we expect will cover, our product candidate is a method of use patent. This type of patent only protects the product when used or sold for the specified method. However, this type of patent does not limit a competitor from making and marketing a product that is identical to our product for an indication that is outside of the patented method. Moreover, physicians may prescribe such a competitive identical product for off-label indications that are covered by the applicable patents. Although such off-label prescriptions may infringe or contribute to the infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute.

•	Our patent licenses from Janssen Pharmaceutica Products, L.P., Johnson & Johnson Consumer Companies, Inc. and Ortho-McNeil Pharmaceutical, Inc. are limited to the field of dermatology. As a result, with some exceptions, Johnson & Johnson, its affiliates or its licensees could manufacture and market products similar to our products outside of this field. This also could result in off-label use of these competitive products for dermatological indications.

These limitations on our patent rights may result in competitors taking product sales away from us, which would reduce our revenues and harm our business.

If we fail to comply with our obligations in the agreements under which we license development or commercialization rights to products or technology from third parties, we could lose license rights that are important to our business.

      All of our eight current product candidates in clinical development are based on intellectual property that we have licensed from Janssen Pharmaceutica Products, L.P., Johnson & Johnson Consumer Companies, Inc. and Ortho-McNeil Pharmaceutical, Inc. We depend, and will continue to depend, on these license agreements. The terms of these licenses are set out in two license agreements. These license agreements may be terminated on a product-by-product basis, if, by dates specified in the license agreements, we are not conducting active clinical development of the particular product or if we do not obtain regulatory approval for that product. Either of the license agreements may also be terminated if we breach that license agreement and do not cure the breach within 90 days or in the event of our bankruptcy or liquidation.

      We are a party to one other license agreement and expect to enter into additional licenses in the future. This other license agreement imposes various obligations on us, including milestone payment requirements and royalties. If we fail to comply with these obligations, the licensor may have the right to terminate the license, in which event we would not be able to market products covered by the license.

      Disputes may arise with respect to our licensing agreements regarding manufacturing, development and commercialization of any products relating to this intellectual property. These disputes could lead to delays in or termination of the development, manufacture and commercialization of our product candidates or to litigation.

Various aspects of our Johnson & Johnson license agreements may adversely affect our business.

      Under our principal license agreements, neither Johnson & Johnson nor any of its affiliates is restricted from developing or acquiring products that may address similar indications as our products or otherwise compete with our products. We have the sole right to commercialize any product candidate based on intellectual property licensed to us under these agreements that we elect to commercialize ourselves or with the assistance of a contract sales organization. In other circumstances, however, Johnson & Johnson and any of its affiliates has a right of first negotiation for the commercialization of our product candidates based on such intellectual property. The rights of first negotiation for the commercialization of our product candidates can be exercised on a territory-by-territory basis. This negotiation may extend for up to 180 days, which may delay our commercialization efforts or hinder our ability to enter into distribution agreements.

      Under the license agreements, Janssen has an exclusive option to acquire the right to commercialize Hyphanox on a geographic region-by-region basis. Janssen has 90 days to exercise this option from the date that we provide notice that we are able to manufacture Hyphanox batches that are reproducible and bioequivalent to Janssen’s Sporanox product or a similar itraconazole product previously developed by

Janssen. We also must provide this notice if we can demonstrate clinical efficacy in a Phase 3 clinical trial performed by us. We expect Janssen’s right to exercise this option will be triggered if the results of our ongoing Phase 3 clinical trial of Hyphanox in vaginal candidiasis are positive. Depending on whether or not Janssen exercises its option and the regions for which it chooses to exercise its option, our business may be either favorably or adversely affected.

      The license agreements also permit each of Janssen Pharmaceutica Products, L.P., Johnson & Johnson Consumer Companies, Inc. and Ortho-McNeil Pharmaceutical, Inc., to abandon its maintenance of any patents or the prosecution of any patent applications included in the licensed intellectual property for any reason. If any of these companies abandon these activities, we have the option to undertake their maintenance and prosecution if we decide to prevent their abandonment. To date, we have assumed the maintenance and prosecution for all of the patents and patent applications relating to our Sebazole and Zimycan product candidates. If we are required to undertake these activities for any additional product candidates, our operating costs will increase.

      In addition, our license agreements limit our use of our product candidates to the specific field of dermatology as defined in the license agreements. As so defined, dermatology consists of applications for the treatment or prevention of diseases of human skin, hair, nails and oral and genital mucosa, but excludes treatments for skin cancer. We have not been granted the right to sell oxatomide in Japan, Italy, Mexico and much of Central America or to sell ketanserin in Mexico, Central America and the Caribbean. Our right to sell the following products in the following countries is semi-exclusive with the Johnson & Johnson companies:

•	Zimycan in Argentina, Australia, Belgium, Denmark, Germany, Indonesia, Luxembourg, Mexico, New Zealand, Peru and Venezuela; and

•	ketanserin in South America.

      These field of use and geographic restrictions limit our ability to market our products worldwide and, therefore, limit the potential market size for our products.

If we are unable to obtain and maintain patent protection for our intellectual property, our competitors could develop and market products similar or identical to ours, which may reduce demand for our product candidates.

      Our success will depend in part on our ability to obtain and maintain patent protection for our proprietary technologies and product candidates and our ability to prevent third parties from infringing our proprietary rights. The patent situation in the field of biotechnology and pharmaceuticals generally is highly uncertain and involves complex legal and scientific questions. We may not be able to obtain additional issued patents relating to our technology or products. Even if issued, patents may be challenged, narrowed, invalidated, or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of term of patent protection we may have for our products. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection.

      Because of the substantial length of time and expense associated with bringing new products through the development and regulatory approval processes in order to reach the marketplace, the pharmaceutical industry places considerable importance on patent protection for new technologies, products and processes. Accordingly, we expect to seek patent protection for our new proprietary technologies and some of our product candidates. The risk exists, however, that new patents may be unobtainable and that the breadth of the claims in a patent, if obtained, may not provide adequate protection for our proprietary technologies or product candidates.

      Although we own or otherwise have rights to a number of patents, these patents may not effectively exclude competitors, the issuance of a patent is not conclusive as to its validity or enforceability and third parties may challenge the validity or enforceability of our patents. Because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in the scientific literature often lag behind actual discoveries, we cannot be certain that we were the first to make the inventions claimed in our issued United States patents or pending patent applications, or that we were the first to file for protection of the inventions set forth in the foreign patents or patent applications.

It is possible that a competitor may successfully challenge our patents or that challenges will result in the elimination or narrowing of patent claims and, therefore, reduce our patent protection.

      Moreover, competitors may infringe our patents or successfully avoid them through design innovation. To prevent infringement or unauthorized use, we may need to file infringement lawsuits, which are expensive and time-consuming. In addition, because of the size of our patent portfolio, we may not be able to prevent infringement or unauthorized use of all of our patents due to the associated expense and time commitment of monitoring these activities. If there is an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, may narrow our patent claims or may refuse to stop the other party from using the technology at issue on the ground that our patents do not cover its technology. Interference proceedings brought in the United States Patent and Trademark Office may be necessary to determine whether our patent applications or those of our collaborators are entitled to priority of invention relative to third parties. Litigation, interference or opposition proceedings may result in adverse rulings and, even if successful, may result in substantial costs and be a distraction to our management. We may not be able to prevent misappropriation of our respective proprietary rights, particularly in countries where the laws may not protect our rights as fully as in the United States.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology may be adversely affected.

      In addition to patent protection, we rely upon trade secrets relating to unpatented know-how and technological innovations to develop and maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with our employees and consultants. We also have confidentiality and invention or patent assignment agreements with our employees and our consultants. If our employees or consultants breach these agreements, we may not have adequate remedies for any of these breaches. In addition, our trade secrets may otherwise become known to or be independently developed by our competitors.

If the development of our product candidates infringes the intellectual property of our competitors or other third parties, we may be required to pay license fees or cease our development activities and pay damages, which could significantly harm our business.

      Even if we have our own patents which protect our products, our product candidates may nonetheless infringe the patents or violate the proprietary rights of third parties. In these cases, we may be required to obtain licenses to patents or proprietary rights of others in order to continue to develop and commercialize our product candidates. We may not, however, be able to obtain any licenses required under any patents or proprietary rights of third parties on acceptable terms, or at all. Even if we were able to obtain rights to a third party’s intellectual property, these rights may be non-exclusive, thereby giving our competitors potential access to the same intellectual property.

      Third parties may assert patent or other intellectual property infringement claims against us, or our collaborators, with respect to technologies used in potential product candidates. Any claims that might be brought against us relating to infringement of patents may cause us to incur significant expenses and, if successfully asserted against us, may cause us to pay substantial damages. Even if we were to prevail, any litigation could be costly and time-consuming and could divert the attention of our management and key personnel from our business operations. In addition, any patent claims brought against our collaborators could affect their ability to carry out their obligations to us.

      Furthermore, as a result of a patent infringement suit brought against us, or our collaborators, the development, manufacture or potential sale of product candidates claimed to infringe a third party’s intellectual property may have to stop or be delayed. Ultimately, we may be unable to commercialize some of our product candidates or may have to cease some of our business operations as a result of patent infringement claims, which could severely harm our business.

Risks Related to Regulatory Approval of Our Product Candidates

We may not receive regulatory approvals for our product candidates or approvals may be delayed, either of which could materially harm our business.

      Government authorities in the United States and foreign countries extensively regulate the development, testing, manufacture, distribution, marketing and sale of our product candidates and our ongoing research and development activities. All of our product candidates are in various stages of development, and we are currently not authorized to market any of our product candidates. We believe that our product candidates have significant milestones to reach, including the receipt of regulatory approvals, before commercialization.

      The process of obtaining regulatory approvals is expensive, often takes many years, if approval is obtained at all, and can vary substantially based upon the type, complexity and novelty of the product candidates involved. According to the FDA, a Phase 1 clinical trial typically takes several months to complete, a Phase 2 clinical trial typically takes several months to two years to complete and a Phase 3 clinical trial typically takes one to four years to complete. Industry sources report that the preparation and submission of new drug applications, or NDAs, which are required for regulatory approval, generally take six months to one year to complete after completion of a pivotal clinical trial. Industry sources also report that approximately 10 to 15% of all NDAs accepted for filing by the FDA are rejected and that FDA approval, if granted, usually takes approximately one year after submission, although it may take longer if additional information is required by the FDA. Accordingly, we cannot assure you that the FDA will approve any NDA that we may file, including our recently filed Zimycan NDA amendment and our Sebazole NDA that we expect to file during the third quarter of 2005. In addition, the Pharmaceutical Research and Manufacturers of America reports that only one out of five product candidates that enter clinical trials will ultimately be approved by the FDA for commercial sale.

      In particular, human therapeutic products are subject to rigorous preclinical studies, clinical trials and other approval procedures of the FDA and similar regulatory authorities in foreign countries. The FDA regulates, among other things, the development, testing, manufacture, safety, efficacy, record keeping, labeling, storage, approval, advertising, promotion, sale and distribution of biopharmaceutical products. Securing FDA approval requires the submission of extensive preclinical and clinical data, information about product manufacturing processes and inspection of facilities and supporting information to the FDA for each therapeutic indication to establish the product candidate’s safety and efficacy. Varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent regulatory approval of a product candidate. For example, the FDA has previously issued three not approvable letters for Zimycan in 1986, 1999 and 2000. Changes in the FDA approval process during the development period or changes in regulatory review for each submitted product application may also cause delays in the approval or result in rejection of an application. In addition, recent withdrawals of approved products by major pharmaceutical companies, may result in a renewed focus on safety at the FDA which may result in delays in the approval process. The FDA has substantial discretion in the approval process and may reject our data or disagree with our interpretations of our clinical trial data, which also could cause delays of an approval or the rejection of an application. The approval process may take many years to complete and may involve ongoing requirements for post-marketing studies. For example, in January 2005, the FDA informed us that we should submit the six-month data from our ongoing long-term safety study of our Sebazole product candidate at the time of the initial filing of the NDA. We expect that the FDA’s request to include this data will delay the filing of our Sebazole NDA until the third quarter of 2005.

      Any FDA or other regulatory approval of our product candidates, once obtained, may be withdrawn, including for failure to comply with regulatory requirements or if clinical or manufacturing problems follow initial marketing. If our product candidates are marketed abroad, they will also be subject to extensive regulation by foreign governments.

      Any failure to receive the regulatory approvals necessary to commercialize our product candidates would severely harm our business. The process of obtaining these approvals and the subsequent compliance with appropriate domestic and foreign statutes and regulations require spending substantial time and financial resources. If we fail to obtain or maintain, or encounter delays in obtaining or maintaining, regulatory approvals, it could adversely affect the marketing of any product candidate we develop, our ability to receive product or royalty revenues and our liquidity and capital resources.

                  We may not be able to obtain or maintain orphan drug exclusivity for our product candidates for the treatment of rare dermatological diseases, and our competitors may obtain orphan drug exclusivity prior to us, which could significantly harm our business.

      Some jurisdictions, including Europe and the United States, may designate drugs for relatively small patient populations as orphan drugs. The Commission for the European Community and the FDA have granted Liarozole orphan drug status for its use in the treatment of congenital ichthyosis. Orphan drug designation must be requested before submitting an application for marketing authorization. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process, but does make the product eligible for orphan drug exclusivity and specific tax credits in the United States. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to orphan drug exclusivity. Orphan drug exclusivity means that another application to market the same drug for the same indication may not be approved, except in limited circumstances, for a period of up to ten years in Europe and for a period of seven years in the United States. Obtaining orphan drug designations and orphan drug exclusivity for our product candidates for the treatment of rare dermatological diseases may be critical to the success of these product candidates. Our competitors may obtain orphan drug exclusivity for products competitive with our product candidates before we do, in which case we would be excluded from that market. Even if we obtain orphan drug exclusivity for any of our product candidates, we may not be able to maintain it. For example, if a competitive product is shown to be clinically superior to our product, any orphan drug exclusivity we have obtained will not block the approval of such competitive product.

                  If we fail to comply with regulatory requirements, regulatory agencies may take action against us, which could significantly harm our business.

      Any products for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for these products, will be subject to continual requirements and review by the FDA and other regulatory bodies. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product.

      In addition, regulatory authorities subject a marketed product, its manufacturer and the manufacturing facilities to continual review and periodic inspections. We will be subject to ongoing FDA requirements, including required submissions of safety and other post-market information and reports, registration requirements, cGMP regulations, requirements regarding the distribution of samples to physicians and recordkeeping requirements. The cGMP regulations include requirements relating to quality control and quality assurance, as well as the corresponding maintenance of records and documentation. If we engage contract manufacturers, we will rely on their compliance with cGMP regulations and other regulatory requirements relating to the manufacture of products, if any. We also will be subject to state laws and registration requirements covering the distribution of our products. Regulatory agencies may change existing requirements or adopt new requirements or policies. We may be slow to adapt or may not be able to adapt to these changes or new requirements. Because many of our products contain ingredients that also are marketed in over-the-counter drug products, there is a risk that the FDA or an outside third party at some point would propose that our products be distributed over-the-counter rather than by prescription potentially affecting third-party and government reimbursement for our products.

      Later discovery of previously unknown problems with our products, manufacturing processes or failure to comply with regulatory requirements, may result in any of the following:

•	restrictions on our products or manufacturing processes;

•	warning letters;

•	withdrawal of the products from the market;

•	voluntary or mandatory recall;

•	fines;

•	suspension or withdrawal of regulatory approvals;

•	suspension or termination of any of our ongoing clinical trials;

•	refusal to permit the import or export of our products;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	product seizure; and

•	injunctions or the imposition of civil or criminal penalties.

                  We have only limited experience in regulatory affairs, which may affect our ability or the time we require to obtain necessary regulatory approvals.

      We have only limited experience in filing the applications necessary to gain regulatory approvals. Moreover, some of the products that are likely to result from our product development, licensing and acquisition programs may be based on new technologies that have not been extensively tested in humans. The regulatory requirements governing these types of products may be less well defined or more rigorous than for conventional products. As a result, we may experience a longer regulatory process in connection with obtaining regulatory approvals of any products that we develop, license or acquire.

                  If we fail to obtain regulatory approval in foreign jurisdictions, we would not be able to market our products abroad, and the growth of our revenues, if any, would be limited.

      We intend to have our products marketed outside the United States. In order to market our products in the European Union and many other foreign jurisdictions, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and jurisdictions and can involve additional testing. The time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or jurisdictions or by the FDA. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market. The failure to obtain these approvals could materially adversely affect our business, financial condition and results of operations.

Risks Related to Commercialization

      If any of our product candidates for which we receive regulatory approval do not achieve broad market acceptance, the revenues that we generate from their sales will be limited.

      The commercial success of our product candidates for which we obtain marketing approval from the FDA or other regulatory authorities will depend upon the acceptance of these products by the medical community and reimbursement of them by third-party payors, including government payors. Safety, efficacy, convenience and cost-effectiveness, particularly as compared to competitive products, are the primary factors that affect market acceptance. Even if a potential product displays a favorable efficacy and safety profile in clinical trials, market acceptance of the product will not be known until after it is launched. Our efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may never be successful.

      If we are unable to establish a domestic sales and marketing infrastructure or enter into agreements with third parties to perform these functions in territories outside the United States and Canada, we will not be able to commercialize our product candidates.

      We currently have only limited internal sales, distribution and marketing capabilities. In order to commercialize any of our product candidates, we must either acquire or internally develop sales, marketing and distribution capabilities, or make arrangements with third parties to perform these services for us.

      In the United States and Canada, we plan to build our own sales force to market our products directly to dermatologists and other target physicians. The acquisition or development of a sales and distribution infrastructure for our domestic operations will require substantial resources, which may divert the attention of our management and key personnel and negatively impact our product development efforts. Moreover, we may not be able to hire a sales force that is sufficient in size or adequate in expertise.

Risks Related to Employees and Growth

      If we are not able to retain our current senior management team or attract and retain qualified scientific, technical and business personnel, our business will suffer.

      We are dependent on the members of our senior management team, in particular, our Chief Executive Officer, Dr. Geert Cauwenbergh, our Chief Operating Officer, Charles Nomides, our Chief Commercial Officer, Alfred Altomari, and our Chief Scientific Officer, Dr. Marcel Borgers, for our business success. Dr. Cauwenbergh, Mr. Nomides and Dr. Borgers have a long history and association with our current product candidates and intellectual property. Our employment agreements with these and our other executive officers are terminable on short notice or no notice. The loss of any one of these individuals would result in a significant loss in the knowledge and experience that we, as an organization, possess and could cause significant delays, or outright failure, in the development and approval of our product candidates. We do not carry key man life insurance on the lives of any of our personnel.

              We will need to hire additional employees as we grow. Any inability to manage future growth could harm our ability to commercialize our product candidates, increase our costs and adversely impact our ability to compete effectively.

      Our growth will require us to hire a significant number of qualified scientific, commercial and administrative personnel. There is intense competition for human resources, including management in the technical fields in which we operate, and we may not be able to attract and retain qualified personnel necessary for the successful development and commercialization of our product candidates. The inability to attract new employees when needed and retain existing employees as we grow could severely harm our business.

      Future growth will impose significant added responsibilities on members of our management, including the need to identify, recruit, retain and integrate additional employees. Our future financial performance and our ability to commercialize our product candidates and compete effectively will depend, in part, on our ability to manage any future growth effectively.

Risk Related to Our Industry

      If third-party payors do not reimburse customers for any of our product candidates that are approved for marketing, they might not be used or purchased, and our revenues and profits will not develop or grow.

      Our revenues and profits depend heavily upon the availability of reimbursement for the use of our product candidates that are approved for marketing from third-party health care and government payors, both in the United States and in foreign markets. Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

      Since reimbursement approval for a product is required from each third-party and government payor individually, seeking this approval is a time-consuming and costly process. Third-party payors may require cost-benefit analysis data from us in order to demonstrate the cost-effectiveness of any product we might bring to market. We may not be able to provide data sufficient to gain acceptance with respect to reimbursement. There also exists substantial uncertainty concerning third-party reimbursement for the use of any drug product incorporating new technology. In addition, as a result of actions by these third-party payors, the health care industry is experiencing a trend toward containing or reducing costs through various means, including lowering reimbursement rates, limiting therapeutic class coverage and negotiating reduced payment schedules with service providers for drug products.

      New federal legislation will increase the pressure to reduce the price of pharmaceutical products paid for by Medicare, which will adversely affect our revenues, if any.

      The Medicare Prescription Drug Improvement and Modernization Act of 2003 reforms the way Medicare will cover and reimburse for pharmaceutical products. The legislation expands Medicare coverage for drug purchases by the elderly and eventually will introduce a new reimbursement methodology based on average sales prices for drugs. In addition, the new legislation provides authority for limiting the number of drugs that will be covered in any therapeutic class. As a result of the new legislation and the expansion of federal coverage of drug products, we expect that there will be additional pressure to contain and reduce costs. These costs initiatives and other provisions of this legislation could decrease the coverage and price that we receive for our products and could seriously harm our business.

      Foreign governments tend to impose strict price controls, which may adversely affect our revenues, if any.

      In some foreign countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take six to twelve months or longer after the receipt of regulatory marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount or if pricing is set at unsatisfactory levels, our business could be materially harmed.

      We face potential product liability exposure, and, if successful claims are brought against us, we may incur substantial liability for a product and may have to limit its commercialization.

      The use of our product candidates in clinical trials and the sale of any products for which we obtain marketing approval expose us to the risk of product liability claims. Product liability claims might be brought against us by consumers, health care providers, pharmaceutical companies or others selling our products. If we cannot successfully defend ourselves against these claims, we may incur substantial losses or expenses, be required to limit the commercialization of our product candidates and face adverse publicity. We have obtained limited product liability insurance coverage for our clinical trials with a $10 million annual aggregate coverage limit, and our insurance coverage may not reimburse us or may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for our product candidates in development, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. A successful product liability claim or series of claims brought against us could cause our stock price to fall and, if judgments exceed our insurance coverage, could decrease our cash.

      If our competitors develop and market products faster than we do or if the products of our competitors are considered more desirable than ours, revenues for any of our product candidates that are approved for marketing will not develop or grow.

      The pharmaceutical industry, and the dermatology segment in particular, is highly competitive and includes a number of established, large and mid-sized pharmaceutical companies, as well as smaller emerging companies, whose activities are directly focused on our target markets and areas of expertise. We face and will continue to face competition in the discovery, in-licensing, development and commercialization of our product candidates, which could severely impact our ability to generate revenue or achieve significant market acceptance of our product candidates. Furthermore, new developments, including the development of other drug technologies and methods of preventing the incidence of disease, occur in the pharmaceutical industry at a rapid pace. These developments may render our product candidates or technologies obsolete or noncompetitive.

      Compared to us, many of our competitors and potential competitors have substantially greater:

•	capital resources;

•	research and development resources, including personnel and technology;

•	regulatory experience;

•	preclinical study and clinical trial experience; and

•	manufacturing, distribution and sales and marketing experience.

      As a result of these factors, our competitors may obtain regulatory approval of their products more rapidly than us. Our competitors may obtain patent protection or other intellectual property rights that limit our ability to develop or commercialize our product candidates or technologies. Our competitors may also develop drugs that are more effective, useful and less costly than ours and may also be more successful than us in manufacturing and marketing their products.

      If approved, each of our product candidates will compete for a share of the existing market with numerous products that have become standard treatments recommended or prescribed by physicians. For example, we believe the primary competition for our product candidates are:

•	For Zimycan, in the treatment of diaper dermatitis complicated by candidiasis, ointments and creams containing nystatin, Mycolog II from Bristol-Myers Squibb Company, clotrimazole containing creams from Bayer AG and from generic manufacturers and topical miconazole creams.

•	For Sebazole, in the treatment of seborrheic dermatitis, Nizoral from Janssen, ketoconazole creams from generic manufacturers, Desowen from Galderma S.A. and Loprox from Medicis Pharmaceutical Corporation.

•	For Hyphanox, in the treatment of vaginal candidiasis, Diflucan from Pfizer Inc., generic fluconazole tablets, Sporanox from Janssen and generic itraconazole capsules. For Hyphanox, in the treatment of onychomycosis, Sporanox from Janssen, Lamisil from Novartis AG and Penlac from Dermik Laboraties.

•	For Liarozole, in the treatment of congenital ichthyosis, Soriatane from Hoffmann-La Roche Inc. and Connetics and over-the-counter topical moisturizers and emollients.

•	For oral Rambazole, in the treatment of acne, Accutane from Hoffman-La Roche and generic manufacturers. For oral Rambazole, in the treatment of psoriasis, Soriatane from Hoffman-La Roche and Connetics, biologic agents such as Amevive from Biogen Idec Inc. and Raptiva from Genentech, Inc. and methotrexate from generic manufacturers.

      We also believe that many of the competitive products for our later stage product candidates and Rambazole will similarly compete with our earlier stage product candidates because of the indications for which we are developing these product candidates.

Risks Related to Our Common Stock

      As a result of prior sales of our equity securities at prices lower than the price in this offering, you will incur immediate and substantial dilution of your investment.

      The assumed public offering price is substantially higher than the net tangible book value of $4.42 per share of our common stock as of September 30, 2004. Purchasers of our common stock in this offering will pay a price per share that substantially exceeds the per share value of our tangible assets after subtracting our liabilities and the per share price paid by our existing stockholders and by persons who exercise currently outstanding options to acquire our common stock. Accordingly, based on the assumed public offering price of $19.98 per share, you will experience immediate and substantial dilution of approximately $14.39 per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the public offering price.

      Our stock price is volatile, and the market price of our common stock after this offering may drop below the price you pay.

      Market prices for securities of biopharmaceutical and specialty pharmaceutical companies have been particularly volatile. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	results of our clinical trials or those of our competitors;

•	the regulatory status of our product candidates;

•	whether or not Janssen exercises its option to commercialize Hyphanox;

•	failure of any of our product candidates, if approved, to achieve commercial success;

•	developments concerning our competitors and their products;

•	success of competitive products and technologies;

•	regulatory developments in the United States and foreign countries;

•	developments or disputes concerning our patents or other proprietary rights;

•	our ability to manufacture any products to commercial standards;

•	public concern over our drugs;

•	litigation involving our company or our general industry or both;

•	future sales of our common stock;

•	changes in the structure of health care payment systems, including developments in price control legislation;

•	departure of key personnel;

•	period-to-period fluctuations in our financial results or those of companies that are perceived to be similar to us;

•	changes in estimates of our financial results or recommendations by securities analysts;

•	investors’ general perception of us; and

•	general economic, industry and market conditions.

      If any of these risks occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

      Provisions in our certificate of incorporation and bylaws and under Delaware law may prevent or frustrate a change in control or a change in management that stockholders believe is desirable.

      Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

•	a classified board of directors;

•	limitations on the removal of directors;

•	advance notice requirements for stockholder proposals and nominations;

•	the inability of stockholders to act by written consent or to call special meetings; and

•	the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used to institute a rights plan, or a poison pill, that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors.

      The affirmative vote of the holders of at least two-thirds of our shares of capital stock entitled to vote is necessary to amend or repeal the above provisions of our certificate of incorporation. In addition, absent approval of our board of directors, our bylaws may only be amended or repealed by the affirmative vote of the holders of at least two-thirds of our shares of capital stock entitled to vote.

      In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns or within the last three years has owned 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Accordingly, Section 203 may discourage, delay or prevent a change in control of our company.

              We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

      Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates.

              A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

      Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding 23,894,830 shares of common stock based on the number of shares outstanding as of December 31, 2004, of which approximately 13.8 million shares will be restricted as a result of securities laws. The holders of approximately 11.2 million of these shares have entered into 90-day lock-up agreements with the underwriters. Subject to the provisions of the lock-up agreements, these restricted shares are eligible for resale under Rule 144, most of which are subject to volume and manner of sale limitations.

      Holders of approximately 13.1 million shares of our common stock after this offering will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also registered all shares of common stock that we may issue under our employee benefit plans. These shares when sold also could reduce the market price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. While we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and projections of the future, about which we cannot be certain. Many factors affect our ability to achieve our objectives and to successfully develop and commercialize our product candidates including our ability to:

•	obtain substantial additional funds;

•	obtain and maintain all necessary patents or licenses;

•	demonstrate the safety and efficacy of product candidates at each stage of development;

•	meet applicable regulatory standards and file for or receive required regulatory approvals;

•	meet obligations and required milestones under our license and other agreements; and

•	produce drug candidates in commercial quantities at reasonable costs and compete successfully against other products and companies.

      In addition, you should refer to the “Risk Factors” section of this prospectus for a discussion of other factors that may cause our actual results to differ materially from those implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, if at all. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933 do not protect any forward-looking statements that we make in connection with this offering.

      You should read this prospectus completely. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of these terms or other comparable terminology. We may not update these forward-looking statements, even though our situation may change in the future.

      We qualify all the forward-looking statements contained in this prospectus by the foregoing cautionary statements.

USE OF PROCEEDS

      We estimate that the net proceeds to us from our sale of 2,000,000 shares of our common stock in this offering will be approximately $36.9 million, or approximately $48.1 million if the underwriters exercise their over-allotment option to purchase an additional 600,000 shares from us in full, assuming a public offering price of $19.98 per share and after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

      We will not receive any of the proceeds from the sale of the 2,000,000 shares by the selling stockholders.

      We intend to use our net proceeds of this offering approximately as follows:

•	50% to advance our product candidates through preclinical studies and clinical trials;

•	30% to commercialize our product candidates if and when approved; and

•	20% for general corporate purposes, including working capital needs and potential acquisitions as described below.

      Our potential use of net proceeds for acquisitions may include the acquisition or licensing of marketed dermatological products or rights to potential new products or product candidates.

      Pending the uses described above, we intend to invest the net proceeds of this offering in short- to medium-term investment grade, interest-bearing securities.

PRICE RANGE OF COMMON STOCK

      Our common stock began trading on the NASDAQ National Market under the symbol “BTRX” on April 29, 2004. Prior to that time there was no public market for our common stock. The following table sets forth the high and low sale prices per share of our common stock, as reported on the NASDAQ National Market, for the periods indicated.

2004	High	Low

Second quarter (commencing April 29, 2004)	$15.75	$10.86
Third quarter	$15.00	$8.50
Fourth quarter	$18.11	$11.70

2005

First quarter (through January 31, 2005)	$21.25	$15.65

      The last reported sale price of our common stock on the NASDAQ National Market on January 31, 2005 was $19.98 per share. As of January 31, 2005, we had 38 holders of record of our common stock.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion and restrictions imposed by lenders, if any.

CAPITALIZATION

      The following table describes our capitalization as of September 30, 2004:

•	on an actual basis; and

•	on an as adjusted basis to give effect to our sale of 2,000,000 shares of common stock in this offering at an assumed public offering price of $19.98 per share, after deducting estimated underwriting discounts and commissions and offering expenses.

      You should read this capitalization table together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information included in this prospectus.

	As of
	September 30, 2004

	Actual	As Adjusted

	(unaudited)
	(in thousands)
Common stock, $.0001 par value per share, 80,000,000 shares authorized, 21,835,708 shares issued and outstanding, actual; 23,835,708 shares issued and outstanding, as adjusted	$2	$2
Preferred stock, $.0001 par value per share, 5,000,000 shares authorized, no shares issued or outstanding, actual and as adjusted	—	—
Additional paid-in capital	191,345	228,205
Deficit accumulated during the development stage	(92,887)	(92,887)
Deferred compensation	(1,868)	(1,868)
Other comprehensive loss	(178)	(178)

Total stockholders’ equity	96,414	133,274

Total capitalization	$96,414	$133,274

      The preceding table excludes:

•	1,447,459 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2004 at a weighted average exercise price of $4.02 per share, of which, options to purchase 374,856 shares were exercisable; and

•	441,781 shares of common stock available for future grant under our 2004 stock incentive plan as of September 30, 2004.

DILUTION

      Our net tangible book value as of September 30, 2004 was approximately $96.4 million, or $4.42 per share of common stock. Net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the actual number of outstanding shares of our common stock. After giving effect to our issuance of 2,000,000 shares of common stock at the assumed public offering price of $19.98 per share, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us, our net tangible book value as of September 30, 2004 would have been $133.3 million or $5.59 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $1.17 per share to our existing stockholders and an immediate dilution of $14.39 per share to new investors in this offering. The following table illustrates this per share dilution:

Assumed public offering price per share		$19.98
Net tangible book value per share as of September 30, 2004	$4.42
Increase per share attributable to new investors	1.17

Pro forma net tangible book value per share after this offering		5.59

Dilution per share to new investors		$14.39

      Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the assumed public offering price per share paid by a new investor. If any shares are issued in connection with outstanding options or the underwriters’ over-allotment option, you will experience further dilution. As of September 30, 2004, there were:

•	1,447,459 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $4.02 per share, of which, options to purchase 374,856 shares were exercisable; and

•	441,781 shares of common stock available for future grant under our 2004 stock incentive plan.

SELECTED FINANCIAL DATA

      You should read the following selected financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial data included in this prospectus.

      We have derived the statement of operations information for the period from our inception to December 31, 2001 and for the years ended December 31, 2002 and 2003, and the balance sheet information as of December 31, 2002 and 2003 from our audited consolidated financial statements which are included in this prospectus. We have derived the balance sheet information as of December 31, 2001 from our audited consolidated financial statements which are not included in this prospectus. We have derived the statement of operations information for the nine months ended September 30, 2003 and 2004 and for the period from our inception to September 30, 2004, and the balance sheet data as of September 30, 2004 from our unaudited consolidated financial statements which are included in this prospectus. Our unaudited consolidated financial statements include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of those statements. Our historical results for any prior or interim period are not necessarily indicative of results to be expected for any future period.

	Period From					Period From
	September 17,					September 17,
	2001			Nine Months Ended		2001
	(inception) to	Year Ended December 31,		September 30,		(inception) to
	December 31,					September 30,
	2001	2002	2003	2003	2004	2004

				(unaudited)	(unaudited)	(unaudited)

	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenues:
Contract revenue	$—	$—	$—	$—	$25	$25
Grant revenue	—	—	367	203	556	923

Total revenues	—	—	367	203	581	948

Operating expenses:
Research and development	—	3,542	17,485	11,439	20,055	41,082
Sales and marketing	—	—	—	—	2,719	2,719
General and administrative	20	1,532	3,730	2,373	5,148	10,430
In-process research and development	—	25,000	—	—	—	25,000

Total operating expenses	20	30,074	21,215	13,812	27,922	79,231

Loss from operations	(20)	(30,074)	(20,848)	(13,609)	(27,341)	(78,283)
Interest income	—	275	419	267	933	1,627
Interest expense	(1)	(5)	(3)	—	(22)	(31)

Loss before income tax benefit	(21)	(29,804)	(20,432)	(13,342)	(26,430)	(76,687)
Income tax benefit	—	—	217	—	—	217

Net loss	(21)	(29,804)	(20,215)	(13,342)	(26,430)	(76,470)
Preferred stock accretion	—	(3,392)	(8,432)	(5,376)	(4,592)	(16,417)

Net loss attributable to common stockholders	$(21)	$(33,196)	$(28,647)	$(18,718)	$(31,022)	$(92,887)

Basic and diluted net loss per share		$(240.75)	$(83.95)	$(60.90)	$(2.51)

Weighted average shares used in computing basic and diluted net loss per share		137,889	341,256	307,377	12,357,817

	As of			As of
	December 31			September 30,

	2001	2002	2003	2004

				(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$89	$18,144	$53,776	$100,646
Working capital	62	17,475	51,682	95,776
Total assets	107	19,296	56,971	103,991
Deficit accumulated during the development stage	(21)	(33,217)	(61,865)	(92,887)
Total stockholders’ (deficit) equity	(20)	(33,198)	(61,534)	96,414

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

      We are a pharmaceutical company focused on the discovery, development and commercialization of pharmaceutical products in the field of dermatology. Our goal is to develop a portfolio of innovative products that address major medical needs in the treatment of dermatological diseases and disorders. Our product pipeline includes eight product candidates in various stages of clinical development. Our four most advanced product candidates are the following:

•	Zimycan: an ointment for the treatment of infants with diaper dermatitis complicated by candidiasis, an inflammatory disease characterized by diaper rash complicated with an infection by a fungus called Candida.

•	Sebazole: a gel for the treatment of seborrheic dermatitis, a type of eczema characterized by inflammation and scaling of the skin, principally of the scalp, face and chest.

•	Hyphanox: an oral therapeutic for the treatment of fungal infections, including vaginal candidiasis, commonly known as vaginal yeast infection, and onychomycosis, commonly known as nail fungus.

•	Liarozole: an oral therapeutic for the treatment of congenital ichthyosis, a rare genetic disease characterized by dryness and scaling of the skin.

      We were incorporated in September 2001 and commenced active operations in May 2002. To date, we have not generated any product revenues. We have financed our operations and internal growth almost entirely through proceeds from private placements of preferred stock and our initial public offering in the second quarter of 2004. We are a development stage enterprise and have incurred significant losses since our inception in 2001, as we have devoted substantially all of our efforts to research and development activities, including clinical trials. As of September 30, 2004, we had a deficit accumulated during the development stage of $92.9 million. Our deficit accumulated during the development stage has resulted primarily from our acquisition of the rights to our product candidates, our research and development activities and preferred stock accretion. We expect our operating losses to continue to increase as we do not expect to generate significant revenues in the near future, we expect to continue to increase our research and development costs, our costs of commercial operations are expected to increase, and we will continue to incur the costs of being a public company.

      We expect to continue to spend significant amounts, including clinical trial costs, on the development of our product candidates. We plan to seek marketing approvals for our products in various countries throughout the world, particularly in the United States, Canada and Europe. We expect our costs to increase significantly as we continue to develop and ultimately commercialize our product candidates. While we will be focusing on the clinical development of our later stage product candidates in the near term, we expect to increase our spending on earlier stage clinical candidates as well. We also plan to identify and develop, either internally or through collaborative agreements, additional product candidates that address major needs in dermatology through acquisitions or licenses of marketed dermatological products or rights to potential new products and product candidates that would fit within our growth strategy. Accordingly, we will need to generate significant revenues to achieve, and then maintain, profitability.

      Drug development in the United States and most countries throughout the world is a process that includes several steps defined by the FDA and similar regulatory authorities in foreign countries. In the United States, the FDA approval process for a new drug involves completion of preclinical studies and the submission of the results of these studies to the FDA, together with proposed clinical protocols, manufacturing information, analytical data and other information in an investigational new drug application, which must become effective before human clinical trials may begin. Clinical development typically involves three phases of study: Phase 1, 2 and 3. The most significant expenses associated with clinical development are the Phase 3 clinical trials as they tend to be the longest and largest studies conducted during the drug development process. After completion of clinical trials, a new drug application, or NDA, may be submitted to the FDA. In responding to an NDA, the FDA may refuse to file the application, or if accepted for filing, the FDA may grant marketing approval, request additional information or deny the application if it determines that the application does not provide an adequate basis for approval. In order to commence clinical trials or marketing of a product outside the United States, we must obtain approval of the applicable foreign regulatory authorities. Although governed by the laws and regulations of the applicable country, clinical trials conducted outside the United States typically are administered with a similar three-phase sequential process.

      The successful development of our product candidates is highly uncertain. We cannot reasonably estimate or know the nature, timing and estimated expenses of the efforts necessary to complete the development of, or the period in which material net cash inflows are expected to commence from, any of our product candidates due to the numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

•	the scope, rate of progress and expense of our clinical trials and other research and development activities;

•	future clinical trial results;

•	the expense of clinical trials for additional indications;

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish;

•	the expense and timing of regulatory approvals;

•	the expense of establishing clinical and commercial supplies of our product candidates and any products that we may develop;

•	the effect of competing technological and market developments; and

•	the expense of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

      Research and development expenses and purchased in-process research and development expense, in the aggregate, represented approximately 72% of our total operating expense for the nine months ended September 30, 2004, 83% of our total operating expenses for the nine months ended September 30, 2003, 82% of our total operating expenses for the year ended December 31, 2003 and 95% of our total operating expenses for the year ended December 31, 2002. Research and development expenses consist primarily of costs incurred for the conduct of our clinical trials, manufacturing development costs related to our clinical product candidates, personnel and related costs related to our research and product development activities and outside professional fees related to clinical development and regulatory matters.

      Purchased in-process research and development expense represents costs incurred for the acquisition of our product candidates. During 2002, we expensed $25.0 million for in-process research and development solely as a result of our entering into our principal license agreements. Pursuant to these agreements, we obtained exclusive licenses to a portfolio of patents and non-exclusive licenses to related know-how, to make, use and sell our initial product candidates in the field of dermatology in many countries throughout the world. This transaction was accounted for as an acquisition of assets and consisted of several projects at various stages of development as well as access to the classes of compounds claimed in the patents licensed to us, which we can screen in our search for new product candidates in the field of dermatology. We acquired these assets under licenses from Janssen Pharmaceutica Products, L.P., Johnson & Johnson Consumer Companies, Inc. and Ortho-McNeil Pharmaceutical, Inc., in exchange for the issuance of 8,333,333 shares of our series A convertible preferred stock, which were converted into 4,166,666 shares of our common stock in connection with our initial public offering.

      If we receive marketing authorization and approval to market our products in territories where we have marketing rights, we will begin to incur significant sales and marketing expenses. We have begun to incur sales and marketing expenses in 2004 as we started to prepare for the launch of our first product, subject to obtaining requisite marketing approvals. Sales and marketing costs represented approximately 10% of our total operating expenses for the nine months ended September 30, 2004. We had no sales and marketing expenses in 2003. We expect these costs to increase as we launch products, subject to receiving regulatory approval. We expect these costs to include marketing expenses to prepare for the launch of our products, expenses related to a sales organization for those regions in which we decide to market our products ourselves and costs for marketing efforts to support third parties with whom we may collaborate in the future in regions where we do not market directly.

      General and administrative expenses consist primarily of salaries and related expenses and costs of general corporate activities, including legal and accounting fees and consulting costs. General and administrative costs represented approximately 18% of our operating expenses for the nine months ended September 30, 2004, 17% of our total operating expenses for the nine months ended September 30, 2003, 18% of our total operating expenses for the year ended December 31, 2003 and 5% of our total operating expenses for the year ended December 31, 2002.

      We expect to continue to incur net losses over the next several years as we continue our clinical development, apply for regulatory approvals, enter into arrangements with third parties for manufacturing and distribution services and, if approved, market our products. We have a limited history of operations and anticipate that our quarterly results of operations will fluctuate for several reasons, including:

•	the timing and extent of our research and development efforts;

•	the timing and extent of our adding new employees and infrastructure;

•	the timing of any milestone, license fee or royalty payments that we may receive or be required to make; and

•	the timing and outcome of our applications for regulatory approvals.

Critical Accounting Policies and Significant Judgments and Estimates

      Our management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      While our significant accounting policies are more fully described in Note 1 to our consolidated financial statements appearing at the end of this prospectus, we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our reported financial results.

Revenue Recognition

      Contract revenues include license fees and milestone payments associated with our collaborations with third parties. Revenue from non-refundable, upfront license fees where we have continuing involvement is recognized ratably over the performance period. Royalties from licensees are based on third-party sales of licensed products and will be recorded in accordance with contract terms when third-party results are reliably measurable and collectibility is reasonably assured.

In-process Research and Development

      The amount of any in-process research and development expense is generally determined based on an analysis using risk-adjusted cash flows expected to be generated by products that may result from in-process technologies that have been acquired. We review the project rights that we acquire to determine the stage of their development, the probability of demonstrating in clinical trials sufficient safety and efficacy for FDA approval and product risk factors inherent in the drug development process. The product specific risk factors include the type of drug under development, likelihood of regulatory approval, manufacturing process capability, scientific rationale, preclinical safety and efficacy data, target product profile and development plans. The valuation used to estimate in-process research and development expense requires us to use significant estimates and assumptions that, if changed, may result in a different valuation for in-process technology.

      In connection with our license agreements with Janssen Pharmaceutica Products, L.P., Johnson & Johnson Consumer Companies, Inc. and Ortho-McNeil Pharmaceutical, Inc., each a Johnson & Johnson company, we reviewed the project rights that we acquired to determine the stage of their development, the probability of demonstrating in our clinical trials sufficient safety and efficacy for FDA approval and the technical milestones needed to be reached before commercialization is possible. We determined as of the acquisition date that for each project there was significant risk that our clinical trials may not demonstrate the levels of safety and efficacy needed for FDA approval and that each project had significant milestones to reach before commercialization. We also determined that all of the projects had no alternative future uses if they were not successful. Accordingly, we classified each product as in-process research and development and expensed their acquisition costs immediately.

      We valued the assets acquired based on the value of the consideration that Janssen Pharmaceutica Products, L.P., Johnson & Johnson Consumer Companies, Inc. and Ortho-McNeil Pharmaceutical, Inc. received in the transaction. Concurrent with the transaction, we issued for cash 15,333,336 shares of our series B convertible preferred stock, with similar characteristics to our series A convertible preferred stock, to investors not related to us or these companies. Based on the value of our series B convertible preferred stock, we valued the in-process research and development at $25.0 million.

Stock-based Compensation

      Stock-based compensation charges represent the difference between the exercise price of options granted to employees and the fair value of our common stock on the date of grant for financial statement purposes in accordance with Accounting Principles Board Opinion No. 25 and its related interpretations. We recognize this compensation charge over the vesting periods of the shares purchasable upon exercise of options. Should our assumptions of fair value change, the amount recorded as intrinsic value may increase or decrease in the future.

      We recorded deferred stock-based compensation of $3.0 million and related amortization of approximately $1.7 million during the nine months ended September 30, 2004. We amortized approximately $423,000 during the three months ended September 30, 2004. To date, we have recorded stock-based compensation of approximately $3.7 million and related amortization expense of approximately $1.9 million. We are applying a graded vesting amortization policy for our deferred compensation. This accelerated vesting method provides for vesting of portions of the overall award at interim dates and results in higher compensation expense in earlier years than straight-line amortization. Had we chosen to apply the straight line method of amortization of deferred compensation, our stock compensation charge would have been $190,000 lower for the three months ended September 30, 2004 and $957,000 lower for the nine months ended September 30, 2004.

      Stock-based compensation charges also represent the periodic revaluation of stock options that we have granted to non-employees, in accordance with the provisions of Statement of Financial Accounting Standards No. 123 and Emerging Issues Task Force No. 96-18. Pursuant to this accounting literature, equity instruments, such as options, are required to be recorded at the fair value of the consideration received, or the fair value of the equity instrument issued, whichever may be more readily measured. For grants to our non-employees, the fair value of the equity instrument issued is more readily measured and we assign value to the options using a Black-Scholes methodology. As required, we revalue these options over the period when earned in accordance with their respective terms. Should our input assumptions change, for example, fair value of common stock at the measurement date, the fair value of our non-employee consultant compensation will change.

      We recorded stock-based compensation expense totaling $584,000 for the nine months ended September 30, 2004, $107,000 for the year ended December 31, 2003 and $17,000 for the year ended December 31, 2002 in connection with the grant of stock options to our non-employees.

Recent Accounting Pronouncements

      In December 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004) Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes Accounting Principal Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and amends FASB No. 95, Statement of Cash Flows. Generally, the approach to accounting in Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements as based on their fair values. Currently we account for these payments under the intrinsic value provisions of APB No. 25. Statement 123(R) is effective for us beginning July 1, 2005. The Statement offers several alternatives for implementation. At this time, our management has not made a decision as to the alternative it may select. We are in the process of determining how the new method of valuing stock-based compensation as prescribed by Statement 123(R) will be applied to valuing stock-based awards granted after the effective date and the impact the recognition of additional non-cash compensation expense related to such awards will have on our financial statements.

Results of Operations

Nine Months Ended September 30, 2004 and September 30, 2003

      Revenue. To date, our revenue has consisted primarily of grant revenue. This represents income that we received under a grant from a Belgian governmental agency promoting technology in the Flemish region of Belgium through research grants. Pursuant to the terms of the grant, we will receive €1.8 million, or approximately $2.0 million, over a three-year period, to fund research on early-stage, preclinical programs and compound screening. We are recognizing revenue as we perform qualifying work under this grant.

      Revenue may be derived from license fees and milestone payments from our collaborative partners and licensees. Revenue received in advance of performance obligations or in cases where we have a continuing obligation to perform services, is deferred and amortized over the performance period. Contract revenues are recorded as the services are performed. License revenues are typically not consistent or recurring in nature. We expect that our revenue will fluctuate from year-to-year and quarter-to-quarter.

      We recognized grant revenue of $557,000 for the nine months ended September 30, 2004 and $203,000 for the nine months ended September 30, 2003. Additionally, during the nine months ended September 30, 2004, we recognized $25,000 from a collaboration agreement which is being ratably recognized over the performance period.

      Research and Development Expenses. Below is a summary of our research and development expenses for the nine months ended September 30, 2003 and 2004.

	Nine Months Ended
	September 30,

	2003	2004

	(in thousands)
Sebazole	$4,052	$4,073
Hyphanox	2,833	4,706
Zimycan	953	1,278
Liarozole	271	521
Other clinical stage products	181	2,200
Research and preclinical developments costs	408	1,239
Internal costs	2,741	6,038

Total research and development expenses	$11,439	$20,055

      In the preceding table, research and development expenses are set forth in the following seven categories:

•	Sebazole—third-party direct project expenses relating to the development of Sebazole and our former product candidate, Seboride.

•	Hyphanox—third-party direct project expenses relating to the development of Hyphanox.

•	Zimycan—third-party direct project expenses relating to the development of Zimycan.

•	Liarozole—third-party direct project expenses relating to the development of Liarozole.

•	Other clinical stage products—direct project expenses relating to the development of our other clinical stage product candidates and products in reformulation.

•	Research and preclinical development costs—direct expenses relating to the development of our research and preclinical product candidates and the screening of molecules to identify new product candidates.

•	Internal costs—costs related primarily to personnel, as well as consulting, overhead and other expenses related to our research and development activities. We do not allocate these costs to specific projects as these costs relate to all research and development activities.

      Total research and development expenses for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003 increased $8.6 million. During the nine months ended September 30, 2004 our research and development costs related to Sebazole were comparatively flat with the two Phase 3 clinical trials in the United States and Europe in 2003, compared with costs related to a confirmatory Phase 3 clinical trial for Sebazole, which commenced in the second quarter of 2004 and our long-term safety study which commenced in the third quarter of 2004. Our costs for Hyphanox in the nine months ended September 30, 2004 are related to a Phase 3 pivotal clinical trial for the treatment of vaginal candidiasis, which commenced in January 2004. Our costs in the nine months ended September 30, 2003 for Hyphanox were primarily for the purchase of raw materials and related manufacturing, as well as the costs of conducting a pilot bioequivalence study. Our costs related to Zimycan in the first nine months of 2004 increased slightly due to the cost of our Phase 3 pivotal clinical trial, which began enrolling patients in the first half of 2003 and was completed during the third quarter of 2004. Our costs for Liarozole for the nine months of 2004 are related to the cost of clinical supplies and the manufacturing scale-up for the active ingredient, and in 2003 for the manufacturing of the drug substance.

      Internal costs in the nine months ended September 30, 2004 increased $3.3 million compared to the nine months ended September 30, 2003. Personnel and related costs totaled $4.6 million for the nine months ended September 30, 2004, an increase of $2.6 million over the corresponding period in 2003. This increase includes amortization of deferred compensation of $606,000, which was $26,000 at September 30, 2003. Additionally, headcount grew to 32 employees at September 30, 2004 from 24 employees at September 30, 2003. Other costs, which include consultants, overhead and other expenses, totaled $1,422,000, an increase of $697,000 compared to the corresponding period in 2003.

      We anticipate that research and development expenses will continue to increase as we further advance our late stage product candidates through clinical development, including the higher cost of Phase 3 clinical trials, and including long-term safety trials. In addition, we will begin to incur additional expenses for our mid-stage pipeline as we move toward larger Phase 2 trials and to devote additional resources to our earlier stage research and preclinical projects. We also expect our personnel and related expenses for research and development to increase.

      Sales and Marketing Expenses. Sales and marketing expenses totaled $2.7 million for the nine months ended September 30, 2004. We recorded no sales and marketing expenses in 2003. These costs include personnel and related expenses of $1.2 million and marketing and market research expense of $917,000 for the nine months ended September 30, 2004. We expect these costs to continue to increase as we prepare for the possible launch of our product candidates, subject to obtaining the requisite marketing approvals.

      General and Administrative Expenses. General and administrative expenses totaled $5.1 million for the nine months ended September 30, 2004, an increase of $2.8 million over the corresponding period in 2003. Personnel and related costs totaled $2.6 million for the nine months ended September 30, 2004, an increase of $1.6 million over the corresponding period in 2003. This includes amortization of deferred compensation expense of $802,000, which was $37,000 for the nine months ended September 30, 2003. Additionally, headcount grew to 17 employees at September 30, 2004 from nine employees at September 30, 2003. General and administrative costs also increased due to increased stock-based compensation expense related to non-employees of $584,000, an increase of $551,000 over the corresponding period in 2003, and due to the costs related to our status as a public company.

      We expect general and administrative costs to continue to increase as we add more personnel and expand our infrastructure. The costs associated with being a public company will also increase our general and administrative expenses.

      Interest income, net of interest expense. Interest income, net of expense totaled $911,000 for the nine months ended September 30, 2004, an increase of $643,000 as compared to the corresponding period in 2003. The increase was primarily due to our higher balances of cash and cash equivalents and marketable securities in 2004 compared to 2003 and slightly higher interest rates.

      Years Ended December 31, 2003 and 2002 and Period From Inception Through December 31, 2001

      We began operations in May 2002 following the closing of our sale of our series A and series B convertible preferred stock. This comparison of results of operations for the years ended December 31, 2003 and December 31, 2002, is therefore a comparison of a full year of operations for 2003 to the initial eight-month period of our operations in 2002 and to no operations in 2001.

      Revenue. We did not recognize any revenue in 2002. We recognized grant revenue of $0.4 million in 2003. This represents income that we received under our grant from a Belgian governmental agency promoting technology in the Flemish region of Belgium through research grants.

      Research and Development Expenses. Below is a summary of our research and development expenses for 2002 and 2003. There were no research and development expenses in 2001.

	2002	2003

	(in thousands)
Sebazole	$883	$5,016
Hyphanox	1,192	4,864
Zimycan	345	1,774
Other clinical stage products	—	997
Research and preclinical development costs	49	721
Internal costs	1,074	4,112

Total research and development expenses	$3,543	$17,484

      In the preceding table, research and development expenses are set forth in the following six categories:

•	Sebazole—third-party direct project expenses relating to the development of Sebazole and Seboride.

•	Hyphanox—third-party direct project expenses relating to the development of Hyphanox.

•	Zimycan—third-party direct project expenses relating to the development of Zimycan.

•	Other clinical stage products—direct project expenses relating to the development of our other clinical stage product candidates, the products in reformulation and the screening of molecules to identify new product candidates.

•	Research and preclinical development costs—direct expenses relating to the development of our research and preclinical product candidates.

•	Internal costs—costs related primarily to personnel, as well as consulting, overhead and other expenses related to our research and development activities. We do not allocate these costs to specific projects as these costs relate to all research and development activities.

      Total research and development expenses in 2003 increased primarily from the conduct and completion of our two Phase 3 clinical trials for Seboride, which clinical program is now focused on Sebazole, the process development, scale-up, manufacturing and bioequivalence testing of Hyphanox, which began in the third quarter of 2002 and continued throughout 2003, and the costs related to our Zimycan Phase 3 clinical trial, which was partially enrolled as of December 31, 2003. We incurred initial direct program expenses in 2003 on our other clinical stage product candidates, which include Liarozole, Azoline, Rambazole and Atopik.

      Included in research and internal costs are expenses incurred in connection with our research grant and other discovery activities, which increased $0.7 million in 2003. Internal costs include personnel, consultant, overhead and other expenses. Personnel costs increased $2.3 million in 2003 as we added ten people to our research and development staff in 2003, and we incurred a full year of payroll and related costs. Other costs which include consultants, overhead and other expenses increased $0.7 million during 2003.

      In-process Research and Development Expense. During 2002, we expensed $25.0 million for in-process research and development solely as a result of our entering into our principal license agreements.

      General and Administrative Expenses. General and administrative expenses increased from $1.5 million in 2002 to $3.7 million in 2003. General and administrative expenses were $20,000 in 2001. The increase in 2002 resulted primarily from the commencement of operations and the costs related to doing so, including adding personnel and incurring professional fees and occupancy and other facility costs. The increase in 2003 resulted primarily from increased personnel and related expenses of $1.1 million, due to incurring a full year of expense during 2003 and an increase in the number of our employees. In 2003, we hired nine additional administrative employees in areas such as finance, business development and information technology. The increase also reflects increased occupancy costs of $0.3 million and professional fees of $0.2 million necessary for the expansion of our operations.

      Sales and Marketing Expenses. We had not incurred any sales and marketing expenses through 2003.

      Interest Income. Interest income increased from $0.3 million in 2002 to $0.4 million in 2003. We had no interest income in 2001. The increase was due to our higher balances of cash and cash equivalents in 2003 compared to 2002, resulting from the $22.4 million in net cash proceeds that we received from our issuance of series B convertible preferred stock in May 2002, the $23.0 million in net cash proceeds that we received from our issuance of series B convertible preferred stock in May 2003 and the $31.9 million in net cash proceeds that we received from our issuance of series C convertible preferred stock in October 2003.

Liquidity and Capital Resources

      We have funded our operations principally from issuances of our convertible preferred stock and convertible promissory notes and the proceeds from our initial public offering. Since our inception, we raised $67.9 million from our initial public offering in May 2004, net of expenses, and we have issued preferred stock for aggregate net cash proceeds of approximately $77.3 million, $31.9 million of which was raised through our sale of series C convertible preferred stock in October 2003, $23.0 million of which was raised through our sale of series B convertible preferred stock in May 2003 and $22.4 million of which was raised through our sale of series B convertible preferred stock in May 2002. Issuances of convertible promissory notes resulted in proceeds of $100,000 in 2001 and $50,000 in 2002. These notes were subsequently converted into shares of our series B convertible preferred stock in accordance with their terms. All of the preferred stock that we issued converted to common stock in connection with our initial public offering.

      In September 2003, we obtained a $750,000 secured line of credit to fund the purchase of office furniture, computer equipment and software. The original note for approximately $267,000 had an interest rate of 6.4% plus a fluctuating mark-up based on market rates that is set at the time of funding. The fixed portion was reduced to 6.15% in August 2004 in connection with a new note for approximately $407,000. We expect to enter into additional promissory notes to fund most of our fixed asset purchases.

      At September 30, 2004, we had cash, cash equivalents and marketable securities totaling $100.6 million and working capital of $95.8 million.

      We used cash in operations for the nine months ended September 30, 2004 of $20.8 million. Cash used in operations for the nine months ended September 30, 2003 was $12.8 million. The increase was attributable to the increased working capital requirements to fund our operations, including our operating losses. We used cash in operations for the year ended December 31, 2003 of $18.7 million. Cash used in operations for the year ended December 31, 2002 was $4.1 million. The increase in 2003 was attributable to the increased funding requirements of our operations, which began in May 2002. During 2003, we received a total of $0.8 million from a license agreement and from a research grant.

      Cash used in investing activities for the nine months ended September 30, 2004 was $36.8 million. For the nine months ended September 30, 2003, cash used in investing activities was $7.0 million. This increase is primarily due to the purchases of marketable securities. We used cash in investing activities for the year ended December 31, 2003 of $31.0 million and $12.4 million for the year ended December 31, 2002. Our investing activities reflect investments in marketable securities and purchases of fixed assets necessary for operations. We plan to utilize third parties to manufacture our products and to conduct laboratory-based research. Therefore, we do not expect to make any significant capital expenditures in 2005.

      Net cash provided by financing activities was $68.2 million during the nine months ended September 30, 2004, compared to $23.1 million during the nine months ended September 30, 2003. The source of cash provided by financing activities during the nine months ended September 30, 2004 was related primarily to proceeds from the sale of common stock in our initial public offering. The source of cash provided by financing activities for the nine months ended September 30, 2003 was related primarily to the issuance of preferred stock. Net cash provided by financing activities for the year ended December 31, 2003 was $55.2 million, primarily from our receipt of $23.0 million in May 2003 upon the second closing of the series B convertible preferred stock financing and $31.9 million in October 2003 upon the closing of the series C convertible preferred stock financing. Cash provided by financing activities for the year ended December 31, 2002 was

$22.4 million, primarily from the receipt of net cash proceeds of $22.4 million in May 2002 through our first issuance of series B convertible preferred stock. Cash provided by financing activities for the year ended December 31, 2001 was $100,000 as a result of the sale of convertible promissory notes in the fourth quarter of 2001.

      We expect that our existing cash at September 30, 2004, together with the proceeds to us from this offering, will be sufficient to fund our anticipated operating expenses, debt obligations and capital requirements through the end of 2006. Our future capital requirements will depend on many factors, including:

•	the success of our development and commercialization of our product candidates;

•	the scope and results of our clinical trials;

•	advancement of other product candidates into clinical development;

•	potential acquisition or in-licensing of other products or technologies;

•	the timing of, and the costs involved in, obtaining regulatory approvals;

•	the costs of manufacturing activities;

•	the costs of commercialization activities, including product marketing, sales and distribution and related working capital needs;

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property-related costs, including any possible litigation costs; and

•	our ability to establish and maintain collaborative and other strategic arrangements.

      Our capital requirements are likely to increase. As a result, we may require additional funds and may attempt to raise additional funds through public or private equity offerings or debt financings, collaborative agreements with corporate partners or from other sources.

      The following table summarizes our material contractual commitments as of September 30, 2004:

	Payments Due by Period

			One to	Four to
		Remainder	Three	Five	After Five
Contractual Obligation	Total	of 2004	Years	Years	Years

Lease obligations	$3,378,000	$128,000	$1,658,000	$1,154,000	$438,000
Other contractual obligations	14,985,000	5,321,000	8,164,000	1,500,000	—

Total	$18,363,000	$5,449,000	$9,822,000	$2,654,000	$438,000

      The other contractual obligations reflected in the table include obligations to purchase product candidate materials contingent on the delivery of the materials and to fund various clinical trials contingent on the performance of services. These obligations also include long-term obligations, including milestone payments that may arise under agreements that we may terminate prior to the milestone payments being due. The table excludes contingent royalty payments that we may be obligated to pay in the future.

Net Operating Loss Carryforwards

      We incurred net operating losses for the period from inception to December 31, 2001 and the years ended December 31, 2002 and 2003, and consequently did not pay federal, state or foreign income taxes. As of December 31, 2003, we had federal net operating loss carryforwards of approximately $25.0 million. Pursuant to Section 382 of the Internal Revenue Code of 1986, the annual utilization of a company’s net operating loss carryforwards may be limited if the company experiences a change in ownership of more than 50% within a three-year period. As a result of this offering and our previous equity offerings, we may experience such an ownership change. However, we have not performed a detailed analysis of any ownership change. Accordingly, our net operating loss carryforwards available to offset future federal taxable income arising before such ownership changes may be limited. For financial reporting purposes, we have recorded a valuation allowance to fully offset the deferred tax asset related to these carryforwards because realization of the benefit was uncertain.

      We received cash of $217,000 in December 2003 in connection with our sale of a portion of our New Jersey net operating loss carryforwards.

Quantitative and Qualitative Disclosures about Market Risks

      Our exposure to market risk is limited to our cash, cash equivalents and marketable securities. We invest in high-quality financial instruments, primarily money market funds, federal agency notes, corporate debt securities and United States treasury notes, with the effective duration of the portfolio less than one year, which we believe are subject to limited credit risk. We currently do not hedge interest rate exposure. Due to the short-term nature of our investments, we do not believe that we have any material exposure to interest rate risk arising from our investments.

      Most of our transactions are conducted in United States dollars, although we do have some agreements with vendors located outside the United States. Transactions under some of these agreements are conducted in United States dollars, subject to adjustment based on significant fluctuations in currency exchange rates. Transactions under other of these agreements are conducted in the local foreign currency. We have a wholly-owned subsidiary, Barrier Therapeutics, N.V., which is located in Geel, Belgium. Except for funding being received under our grant from a Belgian governmental agency, which is denominated in Euros and locally earned interest income, all research costs incurred by Barrier Therapeutics, N.V. are funded under a service agreement with Barrier Therapeutics, Inc. from investments denominated in dollars. Therefore, we are subject to currency fluctuations and exchange rate gains and losses on these transactions. If the exchange rate undergoes a change of 10%, we do not believe that it would have a material impact on our results of operations or cash flows.

BUSINESS

Overview

      We are a pharmaceutical company focused on the discovery, development and commercialization of pharmaceutical products in the field of dermatology. Our goal is to develop a portfolio of innovative products that address major medical needs in the treatment of dermatological diseases and disorders. Our product pipeline includes eight product candidates in various stages of clinical development. Although our four most advanced product candidates have all been through various clinical trials, no assessment of the efficacy or safety of any product candidate can be considered definitive until all clinical trials needed to support a submission for marketing approval are complete. Success in earlier clinical trials does not mean that subsequent trials will confirm the earlier findings.

      Our four most advanced product candidates are:

•	Zimycan: an ointment for the treatment of infants with diaper dermatitis complicated by candidiasis, an inflammatory disease characterized by diaper rash complicated with an infection by a fungus called Candida. On the basis of the positive Phase 3 pivotal clinical trial results that we announced in August 2004, we filed an amendment to a pending new drug application, or NDA, for Zimycan in the United States in November 2004. We expect to receive a first action letter from the FDA relating to the potential approval of Zimycan in the United States during the first half of 2005. Zimycan has received marketing approval from the Belgian Health Authorities and is the subject of a mutual recognition procedure for approval in the major markets in Europe.

•	Sebazole: a gel for the treatment of seborrheic dermatitis, a type of eczema characterized by inflammation and scaling of the skin, principally of the scalp, face and chest. In December 2004, we announced positive results from a Phase 3 pivotal clinical trial for Sebazole. We expect to file an NDA for Sebazole in the United States during the third quarter of 2005.

•	Hyphanox: an oral therapeutic for the treatment of fungal infections, including vaginal candidiasis, commonly known as vaginal yeast infection, and onychomycosis, commonly known as nail fungus. We are currently conducting a Phase 3 pivotal clinical trial for Hyphanox for the treatment of vaginal candidiasis to support applications for marketing approval in the United States and Europe. We expect to complete these trials during the second quarter of 2005. We expect to commence two Phase 3 clinical trials for Hyphanox for the treatment of onychomycosis during the second quarter of 2005.

•	Liarozole: an oral therapeutic for the treatment of congenital ichthyosis, a rare genetic disease characterized by dryness and scaling of the skin. We expect to commence a Phase 2/3 clinical trial for Liarozole for the treatment of congenital ichthyosis during 2005. Both the FDA and the Commission for the European Community have granted Liarozole orphan drug status for the treatment of congenital ichthyosis.

      We have four other product candidates in earlier stages of clinical development for the treatment of a range of dermatological conditions, including acne, psoriasis and fungal infections. Our product pipeline also includes product candidates in preclinical development, as well as two other products candidates that are marketed by third parties in some countries outside the United States and Europe, which we would reformulate prior to initiating clinical trials. In addition, we have access to the classes of compounds claimed in the patents licensed to us under our license agreements with affiliates of Johnson & Johnson. We are currently conducting a screening program to search for new product candidates in the field of dermatology.

      Our management team consists of a number of experienced pharmaceutical industry executives and recognized experts in dermatological drug discovery, development and commercialization. We were founded in 2001 by Geert Cauwenbergh, Ph.D., our Chief Executive Officer, who identified a portfolio of dermatological product candidates and intellectual property within the Johnson & Johnson family of companies that he believed could form the basis for an independent pharmaceutical company focused on dermatology. In May 2002, we acquired these assets through licenses from Janssen Pharmaceutica Products, L.P., Johnson &

Johnson Consumer Companies, Inc. and Ortho-McNeil Pharmaceutical, Inc., each a Johnson & Johnson company, in exchange for an equity interest in us. In this prospectus, we refer to Janssen Pharmaceutica Products, L.P. and its affiliates as Janssen.

Dermatology Overview

      Dermatology is the field of medicine concerned with the study and treatment of disorders and diseases of the skin. Skin is a vital organ of the human body. Skin functions as a barrier, protecting organs and tissues in the body from injury and invasion by foreign organisms that may cause infections or other damage. It helps regulate body temperature and sense external stimuli. The condition of one’s skin also has a significant impact on an individual’s overall health and appearance.

      Skin is a complex system composed of three major layers:

•	the epidermis is a protective layer and contains melanin, which is the pigment that gives skin its color and protects it against the harmful effects of the sun;

•	the dermis contains nerves, blood vessels, hair follicles and many of the functional glands of the skin, including sweat glands and oil producing glands, known as sebaceous glands; and

•	the subcutaneous tissue is a layer of fat that helps insulate the body from heat and cold.

      Dermatological diseases and disorders may result from a number of factors, including aging, sun damage, immunological diseases, genetic background, viral, fungal or bacterial infections, allergic reactions and emotional or seasonal factors. These diseases and disorders can have a significant impact on an individual’s physical and mental health and his or her social acceptance.

      According to IMS Health, or IMS, in 2002, the worldwide market for prescription dermatological products, measured in terms of direct and indirect sales from manufacturers to wholesalers, was approximately $12 billion. Using IMS data to include three major oral antifungal drugs that are used to treat onychomycosis and vaginal candidiasis, the worldwide market in 2002 for prescription dermatological products exceeded $14 billion, with approximately $6 billion in the United States. Treatments for fungal infections, acne, dermatitis, psoriasis and wound healing comprised the largest portions of this worldwide market.

      Despite the significant sales of prescription products for treatment of diseases of the skin, we believe that many serious limitations remain in the treatment of these diseases. Existing treatments are often inadequate for reasons of efficacy, toxicity or patient noncompliance. Many of the drugs currently used to treat dermatological diseases originally were developed to treat diseases of other parts of the body. For example, many of the oral antifungal drugs used today to treat dermatological infections first were developed as treatments for fungal infections of other parts of the anatomy. We believe that our focus on understanding the molecular basis for diseases of the skin may yield more convenient and effective drugs with fewer harmful side effects.

Our Business Strategy

      Our strategy is to develop a portfolio of innovative products that address major medical needs in the treatment of dermatological diseases and disorders in order to become a global leader in the discovery, development and commercialization of prescription pharmaceutical products to treat these diseases and disorders. To achieve our goal, we intend to:

      Aggressively pursue the development and regulatory approval of our product candidates. We are committing substantial resources towards completing development of, and obtaining regulatory approvals for, our product candidates in the United States and in other markets worldwide.

      Commercialize our products directly through our own sales organization in the United States and Canada and through collaborations with third parties outside the United States and Canada. We plan to build our own sales force to market our products directly to dermatologists and other target physicians in the United States and Canada. To accelerate global market penetration of our products, we have entered into, and will continue to seek, collaborations with third parties outside the United States and Canada.

      Maintain a diverse portfolio of product candidates. We are developing a product portfolio that includes product candidates at various stages of preclinical and clinical development and is not based on a single technology. We believe that the diversity in our product development pipeline increases the probability of our long-term commercial success.

      Expand our product portfolio through a combination of internal development efforts and selective acquisitions of additional compounds and marketed products. We intend to continue expanding our product development pipeline by screening compounds to which we have access under our principal license agreements. We plan to supplement these efforts by licensing or otherwise acquiring additional compounds that we believe to be potentially superior to currently marketed products and by seeking to selectively acquire marketed dermatological products that complement our development and commercialization strategy.

Product Development Pipeline

      We have eight product candidates in various stages of clinical development. In addition, we have rights to other products, including two products that are marketed by third parties in some countries outside the United States and Europe which we would reformulate prior to initiating clinical trials. The FDA has not approved any of our product candidates.

      We have based our assessment of the stage of development of our product candidates on our ongoing development efforts, for certain products, and on the clinical trials that were performed by or on behalf of Janssen Pharmaceutica Products, L.P. and its affiliates prior to our acquisition of these product candidates in May 2002. Depending upon the scope and adequacy of the data from these trials, directions or feedback we receive from regulatory agencies and our product development strategy, we may need to perform additional preclinical studies and clinical trials before proceeding to the next stage of clinical development or seeking regulatory approval. Many of the previously performed clinical trials and our currently ongoing Phase 2a trials were and are being conducted in Europe, where an investigational new drug application, or IND, or its foreign equivalent, was not a prerequisite to performing pilot studies or early stage clinical trials. In the United States, an IND must be filed with the FDA prior to performing clinical trials for each drug candidate and for each indication.

      The following table summarizes our product candidates in clinical development, all of which we plan to develop as prescription drugs.

	Active Ingredients or	Method of		Stage of
Product	Class of Molecule	Administration	Indications	Development

Zimycan	miconazole	Topical	diaper dermatitis complicated by candidasis	NDA filed MRP-Europe-ongoing

Sebazole	ketoconazole	Topical	seborrheic dermatitis	Phase 3-complete

Hyphanox	itraconazole	Oral	vaginal candidiasis onychomycosis	Phase 3-ongoing Phase 3-planned

Liarozole	RAMBA class	Oral	congenital ichthyosis	Phase 2/3-planned

Rambazole	RAMBA class	Oral	psoriasis nodular acne	Phase 2a-ongoing Phase 2a-ongoing

Rambazole	RAMBA class	Topical	dermatological indications	Phase 2a-planned

Azoline	triazole antifungal	Oral	fungal infections	Phase 2a-complete

Hivenyl	H1 antihistamine	Oral	dermatological indications	Phase 2a-ongoing

Later Stage Product Candidates

      Zimycan. Zimycan is a topical ointment with an active ingredient of 0.25% miconazole, an antifungal agent, in a zinc oxide and petrolatum base. We are developing Zimycan for use in the treatment of infants with diaper dermatitis complicated by candidiasis, which is an inflammatory disease in which an infant’s diaper rash is complicated with an infection by a fungus called Candida. Candida thrive in the warm, moist conditions typically found in an infant’s diaper. Miconazole is an antifungal agent that treats fungal infections such as those caused by Candida. In the United States, there currently is no prescription drug specifically approved to treat diaper dermatitis complicated by candidiasis.

      Market Opportunity. Diaper dermatitis, commonly known as diaper rash, is one of the most common skin conditions in infants. Based on U.S. census bureau data, we estimate that there are approximately 8.0 million infants under two years of age in the United States. According to Fitzpatrick’s, diaper dermatitis is observed in approximately one million pediatric outpatient visits each year, and, based on several published reports, we believe that more than 40% of all diaper dermatitis involves Candida. The risk of developing a Candida infection increases with the clinical severity of diaper dermatitis. A Candida infection often develops when diaper dermatitis persists for more than three days.

      Over-the-counter conventional diaper rash creams, such as Desitin, are often used to treat diaper dermatitis complicated by candidiasis. Many of these over-the-counter treatments contain zinc oxide and petrolatum, which form the base of Zimycan, but none contains an antifungal agent. These diaper rash creams are palliative treatments. Palliative treatments are treatments that soothe symptoms but do not effect a cure. Typically, these rashes persist if not treated with an antifungal agent such as miconazole that is intended to cure the Candida fungal infection.

      There is no FDA approved prescription treatment specifically for diaper dermatitis complicated by candidiasis, and no over-the-counter drugs are indicated specifically for this use. However, physicians often prescribe prescription drugs on an off-label basis and recommend over-the-counter drugs to treat this condition. These drugs include topical steroids, such as hydrocortisone, topical antifungals, such as ointments and creams containing nystatin, and antifungal and steroid combinations, such as Mycolog II. Based on IMS data, approximately 24% of all products currently being prescribed for diaper dermatitis contain a steroid. The use of steroids in infants is generally avoided due to potential side effects. Moreover, when used without an antifungal agent, a steroid-based treatment may aggravate bacterial and fungal infections.

      We believe that Zimycan, if approved following the FDA’s review of our NDA amendment, would have the following favorable features for the treatment of diaper dermatitis complicated by candidiasis:

•	specific design for Candida-associated diaper dermatitis complicated by candidiasis;

•	non-steroidal, thereby eliminating the risk of steroid-associated side effects; and

•	one-eighth the concentration of other miconazole-based topical formulations, such as Monistat Derm, that are sometimes used to treat this condition.

In addition, a study conducted in human subjects suggests that Zimycan may minimize the loss of fluids through the skin, which may further reduce the inflammation associated with Candida-associated diaper dermatitis complicated by candidiasis.

      Product Background. Affiliates of Johnson & Johnson Consumer Companies, Inc. have received regulatory approval for this product for the treatment of diaper dermatitis and market it under the brand names Daktozin and Bebektin in some countries outside the United States.

      In August 1998, an NDA for marketing approval of Zimycan for the broad indication of diaper dermatitis, without the restriction to diaper dermatitis complicated by candidiasis, was filed with the FDA. In connection with its review, the FDA issued not approvable letters for the broad indication of diaper dermatitis and requested an additional clinical trial focused specifically on infants with diaper dermatitis complicated by candidiasis. We have completed the additional Phase 3 clinical trial requested by the FDA and, based on the positive results described below, we filed an amendment to this NDA in November 2004.

      Clinical Development. In August 2004, we announced results of a Phase 3 pivotal clinical trial in the United States and Latin America for the use of Zimycan in the treatment of infants with proven diaper dermatitis complicated by candidiasis.

      The double-blind, vehicle-controlled study, which was conducted at 20 sites in the United States and Latin America, included 236 children under the age of three years who were diagnosed with diaper dermatitis that was complicated by the presence of Candida. These children were treated for seven days with either the placebo vehicle, consisting of zinc oxide plus petrolatum, or with Zimycan. The vehicle used in this study is generally recognized as the standard of care for uncomplicated diaper dermatitis. The measurement used to assess the success of these trials, known as the primary efficacy endpoint, was overall cure at day 14, one week after the end of treatment. Overall cure was defined as eradication of the fungus and complete clearing of all signs and symptoms of the disease.

      In the study, Zimycan achieved statistical significance compared to vehicle for all primary and secondary endpoints. A clinical trial result is statistically significant if it is unlikely to have occurred by chance. The statistical significance of clinical trial results is determined by a widely used statistical method that establishes the p-value of the results. A p-value of 0.05 or less for clinical trial results is generally considered by regulatory authorities as indicating statistically significant results for evidence of effectiveness.

      The overall cure rates from this study are summarized in the table below:

	Overall Cure Rates at Day 14
	(7 Days after the End of
	Treatment)

Zimycan	23%
Vehicle	10%
p-value	.00	5

      As indicated in the table, the results of the study were statistically significant with a p-value of 0.005. More than twice the percentage of patients treated with Zimycan reached the primary endpoint as compared with patients treated with the vehicle. We also performed a subanalysis on the data from this trial that showed that at the end of the seven-day treatment period, the average reduction in the signs and symptoms score was 72% in infants treated with Zimycan compared to 25% in infants treated with the vehicle ointment.

      In the study, both Zimycan and the vehicle were well tolerated. There were no serious adverse events in either group nor were there adverse events related to treatment in either group. The non-serious adverse events were evenly distributed between the groups and were considered typical of this patient population.

      Regulatory Strategy. In November 2004, we filed with the FDA an amendment to the Zimycan NDA seeking marketing approval for Zimycan for the treatment of diaper dermatitis complicated by candidiasis in infants. We expect to receive a first action letter from the FDA relating to the approval of Zimycan during the first half of 2005.

      Zimycan has received marketing approval from the Belgian Health Authorities and is the subject of a mutual recognition procedure for approval in 14 countries in Europe, including the United Kingdom, Germany and Spain.

      Proprietary Rights. We have an exclusive, royalty-free license in the field of dermatology to an issued United States patent covering the formulation of the combination of miconazole and zinc oxide contained in Zimycan and methods of treating diaper dermatitis. The United States patent expires in 2007. We also have a license to corresponding patents in Europe, Japan and other foreign countries. The issued patents and any additional patents issuing from the patent applications in Europe, Japan and other foreign countries will expire in 2005. The active ingredient of Zimycan, miconazole, is off patent.

      Sebazole. Sebazole is a topical formulation of 2.0% ketoconazole, an antifungal agent, in a waterless gel that we are developing as a once daily treatment for seborrheic dermatitis. Seborrheic dermatitis is a type of eczema that is characterized by a red, scaly, itchy rash primarily occurring on the face, scalp, behind the ears and in the middle of the chest. The condition often recurs, thereby requiring retreatment over time. Ketoconazole has potent pharmacological effects against the fungus known as P. ovale, which, when overcolonized on the skin, is considered to be one of the main causes of seborrheic dermatitis. Ketoconazole quickly suppresses this type of fungus and also exhibits anti-inflammatory effects that help to reduce redness in affected areas. We have designed Sebazole to deliver the benefits of ketoconazole with the advantages of our waterless gel.

      Market Opportunity. According to Fitzpatrick’s, seborrheic dermatitis affects approximately 3% to 5% of the United States population. Based on U.S. census bureau data, we estimate this to be approximately 8.5 to 14.3 million people in the United States. In 2002, the IMS diagnosis value of drug sales to treat seborrheic dermatitis was approximately $231 million worldwide, with approximately $83 million in the United States. The diagnosis value of drug sales for a specific indication is derived by IMS from physician prescribing patterns. This IMS information generally does not include prescriptions written in hospitals or clinics associated with hospitals.

      The most commonly used prescription drugs for the treatment of seborrheic dermatitis are antifungal agents and steroids. The most commonly prescribed antifungal products are Nizoral and other ketoconazole creams. These products typically must be used at least twice daily for four to six weeks to be effective in treating seborrheic dermatitis. The most commonly prescribed steroid product is Desowen, which contains the steroid desonide. Steroids generally have a faster onset of action than antifungal agents but are often not recommended for frequent use because of their potential risk of harmful side effects. Steroid therapy side effects include abnormal skin color lightening, skin thinning and complications arising from systemic absorption of steroids in inflamed or broken skin. Frequent use of steroids can also result in tolerance development and may elicit a recurrence of seborrheic dermatitis after stopping therapy.

      We believe that Sebazole, if approved following the FDA’s review of our NDA that we expect to file, would have the following favorable features for the treatment of seborrheic dermatitis:

•	fast onset of action, meaning that patients may experience noticeable reduction in symptoms in as little as three days following the start of treatment;

•	once daily treatment for two weeks;

•	less irritation than ketoconazole cream;

•	lower likelihood of recurrence of symptoms following the end of treatment in comparison with treatment with a steroid such as desonide; and

•	a gel formulation that may be cosmetically preferred by patients.

      Product Background. We are developing Sebazole as part of our program to develop a once daily treatment for seborrheic dermatitis using our waterless gel. The program initially focused primarily on the gel containing a combination of 2.0% ketoconazole and 0.05% of the steroid desonide in addition to Sebazole, which does not contain a steroid.

      Clinical Development. In November 2003, we completed two Phase 3 clinical trials which enrolled more than 900 patients in approximately 50 locations in the United States and Europe. Each trial compared the safety and efficacy of Sebazole, the gel containing the combination of 2.0% ketoconazole and 0.05% desonide, the gel containing 0.05% of the steroid desonide and a placebo consisting of our gel with no active ingredients. Patients were treated once daily for a period of two weeks. The primary efficacy endpoint in these trials was the proportion of patients that were effectively treated at day 28, which was 14 days following the end of treatment. Effectively treated for the purpose of these Phase 3 clinical trials means a patient was cleared or almost cleared of seborrheic dermatitis. We initially designed the trials primarily for the product containing both ketoconazole and the steroid and, as a result, we conducted the trials following FDA regulations for combination product development. However, based on the results of these clinical trials, we determined that Sebazole was the stronger product candidate. In both trials, Sebazole achieved the primary efficacy endpoint versus the vehicle gel with statistical significance. We found Sebazole to be comparable to our waterless gel containing desonide and to the combination of ketoconazole with desonide, suggesting that adding a steroid to the topical regimen does not provide additional benefit at 14 days following treatment. In these trials, Sebazole was well tolerated, with no serious drug-related adverse events reported.

      Upon review of the results from these trials, the FDA requested that we perform one additional Phase 3 pivotal clinical trial of Sebazole. We completed this trial in December 2004. In this trial, we enrolled 459 patients in 24 locations in the United States. The trial compared the safety and efficacy of Sebazole to a placebo consisting of our gel with no active ingredient. Patients were treated once daily for a period of two weeks. The primary efficacy endpoint was the same as in on our two earlier Phase 3 trials — the proportion of patients that were effectively treated at day 28, which was 14 days following the end of treatment. In this trial, Sebazole was well tolerated, with no serious drug-related adverse events reported.

      The results of the primary efficacy endpoint from all three Phase 3 trials of Sebazole are summarized in the table below:

	Percentage of Patients Effectively Treated at Day 28
	(14 Days after the End of Treatment)

Study (location)	Sebazole	Vehicle	p-value

Pivotal (United States)	26%	14%	0.001
Supportive (United States)	28%	7%	1/40.001
Supportive (Europe)	37%	22%	0.021

      As indicated in the table, the results of each trial were statistically significant. In addition, in our pivotal trial, the results with respect to the secondary efficacy endpoint for mean change from baseline for scaling were statistically significant. The results with respect to the secondary efficacy endpoint for redness and itching were better as compared to vehicle alone but were not statistically significant. We also performed a cumulative irritation patch study in volunteers in which we observed that Sebazole was approximately five times less irritating than a ketoconazole cream.

      Additionally, we are currently conducting a clinical study, for which enrollment is complete, to assess the long-term safety of Sebazole for up to one year of intermittent use. In January 2005, the FDA informed us that we should submit data for up to six months of intermittent use from this study at the time of the initial filing of our Sebazole NDA. The FDA also asked us to perform a study for Sebazole known as a percutaneous absorbtion study, which measures the amount of a drug’s absorbtion, if any, into the bloodstream through the skin. The FDA requested that we submit data from this study at the time of the initial filing of our Sebazole NDA.

      Regulatory Strategy. Based on the positive results of these three Phase 3 clinical trials, we expect to file an NDA with the FDA seeking marketing approval for Sebazole for the treatment of seborrheic dermatitis during the third quarter of 2005.

      Proprietary Rights. We have an exclusive, royalty-free license in the field of dermatology to a United States patent application claiming specific formulations of ketoconazole in a waterless gel. Any patent issued in the United States from this application would expire in 2018. We also have an exclusive, royalty-free license to corresponding patent applications in Europe, Japan and other foreign countries. Any patents issued from the patent applications in Europe, Japan and other foreign countries would expire in 2019. The active ingredient of Sebazole, ketoconazole, is off patent.

      Hyphanox. Hyphanox is an oral formulation of itraconazole, an antifungal agent that we are developing for the treatment of various fungal infections, including vaginal candidiasis, and onychomycosis. Itraconazole is effective in treating these fungal infections. Janssen currently markets different formulations of itraconazole, under Sporanox and other brand names, in various countries. Sporanox is approved in the United States for the treatment of various disorders, including onychomycosis, but not for the treatment of vaginal candidiasis. Sporanox is approved for vaginal candidiasis in Europe. A generic form of itraconazole has also been approved in the United States. A 100 mg capsule is the maximum strength in which oral Sporanox is currently available. We are developing Hyphanox as a 200 mg tablet. We believe this 200 mg formulation will allow for more convenient once daily dosing and provide for less inter-patient variability.

      Market Opportunity — Vaginal Candidiasis. According to Fitzpatrick’s, approximately three-quarters of all women will experience an episode of vaginal candidiasis at some point in their lifetime. Fitzpatrick’s also reports that up to 5% of women suffer from recurrent vaginal candidiasis. The prescription drugs typically used to treat vaginal candidiasis include oral antifungal drugs, such as Diflucan and Sporanox, and topical antifungal drugs, such as Terazol. The condition is also commonly treated with over-the-counter antifungal products, such as Monistat.

      Diflucan is the most widely prescribed oral treatment for vaginal candidiasis. The active ingredient in Diflucan is the antifungal agent fluconazole. Diflucan is prescribed as a single day, single dose 150 mg pill. Based on IMS data, we believe that Diflucan sales to treat vaginal candidiasis in 2002 were approximately $250 million worldwide, with approximately $156 million in the United States. Sporanox is also approved and sold in most European countries for the treatment of vaginal candidiasis. Generic forms of fluconazole have been approved for use in the United States. Sporanox is prescribed for this indication as either two 100 mg capsules given twice a day for a one-day period or two 100 mg capsules given once a day for a three-day period. In 2002, the IMS diagnosis value of Sporanox sales to treat vaginal candidiasis was approximately $26 million worldwide.

      In in vitro studies, itraconazole was shown to be more potent than fluconazole, the active ingredient in Diflucan, against the three most prevalent strains of yeast present in vaginal candidiasis. Furthermore, preclinical data indicate that the proportion of itraconazole in affected tissue, as compared to itraconazole in the blood, after the 24-hour post-treatment period is greater than such proportion for fluconazole. These studies suggest that itraconazole may be a more effective treatment for vaginal candidiasis than fluconazole. However, Diflucan has become the leading oral product for the treatment of this condition, we believe in large part because of its more convenient dosing regimen than Sporanox. We believe that the reformulation of itraconazole into Hyphanox may address this shortcoming of Sporanox in the treatment of vaginal candidiasis.

      Market Opportunity — Onychomycosis.     According to Fitzpatrick’s, onychomycosis is a very common skin disease, occurring in approximately 2% to 18% of people worldwide, with up to 48% of the population experiencing onychomycosis at least once by age 70. In 2002, the IMS diagnosis value of sales of oral drugs to treat onychomycosis was approximately $777 million worldwide, with approximately $341 million in the United States.

      Lamisil and Sporanox are the two leading oral antifungal treatments for the treatment of onychomycosis. Preclinical studies have shown that itraconazole, the antifungal agent in Hyphanox, has a broader spectrum of activity than terbinafine, the antifungal agent in Lamisil. In addition, we believe that Hyphanox may allow users to benefit from pulse therapy in the treatment of onychomycosis, which is not available to users of Lamisil. Pulse therapy is a regimen of treatment in which a patient takes medication for a specified period of time followed by a period of time without treatment, with the cycle often repeated. Pulse therapy allows the patient to remain under treatment for extended periods of time without the need to take medicine on a daily basis during the entire course of therapy, thereby reducing the amount and frequency of systemic exposure to the active ingredient.

      Product Background. In an effort to produce a more convenient dosing form of Sporanox, Janssen conducted a program to reformulate itraconazole into 200 mg tablets using a proprietary formulation of itraconazole requiring a manufacturing process known as melt extrusion. Melt extrusion is a manufacturing process that makes it possible to formulate itraconazole into tablets. We obtained the rights to Janssen’s tablet formulation under our license agreements.

      In the fourth quarter of 2003, we conducted a bioequivalence study of Hyphanox relative to Sporanox on 52 subjects. Bioequivalence between different formulations of a drug exists when the bioavailability of one formulation relative to the other formulation is within a specified regulatory range. Bioavailability is a measure of the degree to which a drug becomes available to the bloodstream after administration. Based on data from this study, the bioavailability of Hyphanox relative to Sporanox is slightly above the upper limit of the regulatory range to establish bioequivalence.

      In addition, in this bioequivalence study, we observed that there was lower inter-patient variability in itraconazole plasma levels in subjects taking Hyphanox compared to subjects taking Sporanox. This may help us to differentiate Hyphanox, if approved, from other itraconazole products such as Sporanox, since decreased variability between subjects could result in greater consistency in the delivery of the active ingredient, itraconazole, in a patient’s body.

      Clinical Development. In the first quarter of 2004, we commenced a Phase 3 pivotal clinical trial in the United States for the use of a single day, single dose treatment of two 200 mg tablets of Hyphanox in the treatment of vaginal candidiasis. We expect to enroll approximately 1,200 women in the trial, approximately 800 of whom will be measured for clinical and mycological cure rates 25 days after treatment. In this trial, we will be required to demonstrate that Hyphanox is not clinically inferior to fluconazole, the active ingredient in Diflucan marketed by Pfizer. We established the trial design after discussions with the FDA. In the first half of 2005, we plan to initiate two Phase 3 pivotal clinical trials using pulse therapy designed to test a once daily dosage of two 200 mg tablets of Hyphanox for the treatment of onychomycosis.

      Regulatory Strategy. If our ongoing Phase 3 clinical trial of Hyphanox in the treatment of vaginal candidiasis is successful, in the second half of 2005, we expect to file an NDA with the FDA seeking marketing approval for Hyphanox for the treatment of vaginal candidiasis. If our planned Phase 3 clinical trials of Hyphanox in the treatment of onychomycosis are successful, we expect to file an NDA with the FDA seeking marketing approval for Hyphanox for the treatment of onychomycosis.

      Proprietary Rights. We have an exclusive license in the field of dermatology to a United States patent claiming the Hyphanox formulation and methods of using this formulation for treatment of fungal infections. The United States patent claiming the formulation and methods of treatment expires in 2017. We also have an exclusive license to corresponding patents and patent applications in Europe, Japan and other foreign countries. The issued patent and any additional patents issuing from the patent applications in Europe, Japan and other foreign countries will expire in 2016 through 2017. The active ingredient of Hyphanox, itraconazole, is off patent.

      Janssen Option. Janssen has an exclusive option to acquire the right to commercialize Hyphanox on a region-by-region basis. In order to permit Janssen to exercise this right, we are obligated to notify them if we are able to manufacture Hyphanox batches that are reproducible and bioequivalent to Janssen’s melt extrusion formulation or Sporanox or if we prove clinical efficacy in subsequent Phase 3 clinical trials. Based on the data from the bioequivalence study described above, the bioavailability of Hyphanox relative to Sporanox is slightly above the upper limit of the regulatory range to establish bioequivalence. Accordingly, our study did not demonstrate bioequivalence between Hyphanox and Sporanox and thus did not trigger the Janssen option. However, this option would be triggered if any subsequent study demonstrates bioequivalence or if our Phase 3 clinical trials for Hyphanox demonstrate clinical efficacy. Please see “—Johnson & Johnson License Agreements—Additional Terms Applicable to Hyphanox” for a further description of Janssen’s option.

      Liarozole. Liarozole is our first product candidate based on a class of molecules known as retinoic acid metabolism blocking agents, or RAMBAs. We are developing Liarozole as an oral treatment for congenital ichthyosis. Congenital ichthyosis is a rare genetic disease, affecting one in 6,000 people in the United States. The disease is characterized by severe dryness and scaling of the skin, with the scaling often occurring over large areas of the body. There is no prescription drug currently approved in the United States that is indicated for the treatment of congenital ichthyosis.

      Market Opportunity. We believe that there is an unmet medical need for a treatment for congenital ichthyosis. The current treatments for congenital ichthyosis include synthetic retinoid drugs, such as Soriatane, that are prescribed off-label, and palliative therapies, such as topical moisturizers and emollients, that are available over-the-counter. Synthetic retinoids are a man-made form of vitamin A. Synthetic retinoid drugs work by adding synthetic retinoids to the natural retinoic acid already existing in the body. Retinoic acid is produced by the body from natural vitamin A. It is essential for optimal functioning of the skin. It affects a number of processes, including aging, pigmentation and wound healing.

      We believe there are limitations to many of these current treatments. The introduction of synthetic retinoids into the body has been associated with adverse side effects, including the long-term risk of birth defects arising from the tissue retention of synthetic retinoids. Although palliative treatments may soothe the symptoms of the disease, they do not effect a cure of the underlying condition. In addition, topical treatments are not particularly effective in treating the large areas of the body often affected by congenital ichthyosis.

      In contrast to synthetic retinoid treatments, RAMBAs, such as Liarozole, do not introduce synthetic retinoids into the body. Instead, RAMBAs work by blocking the intracellular metabolism of natural retinoic acid in cells. This blocking results in an increased accumulation of the body’s own retinoic acid in the body’s cells, which we believe may provide the same therapeutic benefits as synthetic retinoid therapy but potentially with less risk of adverse side effects. We believe that one of the potential advantages of Liarozole and other RAMBAs over synthetic retinoids may be the reduction or absence of long-term risk for birth defects. Because of the risk of birth defects arising from the tissue retention of synthetic retinoids, long-term contraception is strongly recommended in women after the use of these agents. Preclinical studies conducted in rats dosed with Liarozole showed no birth defects in pups conceived one week after completion of a one week treatment with Liarozole. In contrast, after treatment is completed with acitretin, the active ingredient in Soriatane, there is a risk of birth defects for several months.

      Product Background. Liarozole was originally developed for the treatment of prostate cancer and was tested in clinical trials at various doses of up to 600 mg per day. In these clinical trials, subjects treated with higher levels of Liarozole experienced serious toxic side effects as is often the situation with anti-cancer therapies. However, because subjects in these trials exhibited retinoid-like effects in the skin, a development program was started to explore the therapeutic potential of Liarozole at lower doses in a variety of retinoid-responsive diseases, including congenital ichthyosis.

      To date, Liarozole has been the subject of the Phase 2 and Phase 3 clinical trials described below. However, no assessment of the efficacy or safety of a product candidate can be considered definitive until all clinical trials needed to support a submission for marketing approval are complete. Success in earlier clinical trials does not mean that subsequent trials will confirm the earlier findings.

      In a Phase 2 clinical trial of Liarozole for the treatment of congenital ichthyosis, that was conducted prior to our acquisition of rights to Liarozole, 11 of 12 subjects that were treated with a twice daily 150 mg dosage of oral Liarozole showed marked improvement. The other subject showed moderate improvement. In addition, in a Phase 3 clinical trial of Liarozole and acitretin, 15 of the 32 subjects with severe ichthyosis were treated with a twice daily 75 mg dosage of Liarozole. In this trial, Liarozole demonstrated similar efficacy as acitretin and was well tolerated.

      Clinical Development. We performed a retrospective review of the side effects observed in people treated with Liarozole at doses of up to 600 mg per day. The results of this review suggest that the serious side effects seen at higher doses are less likely to be encountered at our proposed 150 mg per day dose for dermatological use.

      Regulatory Strategy. Both the FDA and the Commission for the European Community have granted Liarozole orphan drug status for the treatment of congenital ichthyosis. We have had discussions with the European Medicines Agency for the Evaluation of Medicinal Products, or EMEA, and the FDA concerning clinical requirements for us to obtain marketing approval for Liarozole for the treatment of congenital ichthyosis. In this regard, we plan to conduct a Phase 2/3 clinical trial in the United States to evaluate both the appropriate dose and efficacy of Liarozole. The specific type of congenital ichthyosis to be studied has not been determined. We expect to begin this trial in 2005. We continue to discuss with the EMEA whether clinical trials are necessary prior to seeking marketing approval in Europe in addition to the trial that we plan to conduct in the United States. Because of its orphan drug status, if Liarozole is the first product candidate to receive FDA approval for congenital ichthyosis, it will be entitled to orphan drug exclusivity. This means that the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity.

      Proprietary Rights. We have an exclusive, royalty-free license in the field of dermatology to United States patents claiming the chemical compound Liarozole, pharmaceutical formulations containing Liarozole and methods of treatment with Liarozole. The United States patents claiming the chemical compound Liarozole and pharmaceutical formulations containing Liarozole expire in 2006. The United States patent claiming methods of treatment for congenital ichthyosis using Liarozole as a RAMBA expires in 2009. We also have an exclusive, royalty-free license to corresponding patents and patent applications in Europe, Japan and other foreign countries. The issued patent and any additional patents issuing from the patent applications in Europe, Japan and other foreign countries will expire in 2007 through 2009.

Earlier Stage Clinical Candidates

      Our product development pipeline includes four product candidates that are in earlier stages of clinical development. All of these product candidates are based on intellectual property licensed by us under our principal license agreements. We are developing these product candidates as treatments for a wide range of dermatological diseases and disorders, including acne, psoriasis and fungal infections. We plan to advance the clinical development of these product candidates based on our assessment of their market potential, the results of pilot studies and Phase 1 clinical trials and our available resources. The preliminary observations of efficacy from any of our preclinical or clinical trials for our earlier stage product candidates are not necessarily indicative of the results that may be demonstrated in future clinical trials. We will need to conduct significant additional preclinical or clinical trials prior to seeking marketing approval for our earlier stage product candidates.

      Rambazole. Rambazole is our second product candidate based on the RAMBA class of molecules. We are developing an oral formulation of Rambazole for the treatment of psoriasis and severe acne and a topical formulation for dermatological indications, including common forms of acne and mild to moderate psoriasis. We believe that Rambazole may address some of the limitations of existing therapies, such as toxicity, or the degree to which existing therapies are harmful at certain levels of treatment, and immune suppression, or the tendency of some existing therapies to compromise a patient’s immune system.

      Market Opportunity. Acne is an inflammatory disease of the skin that results in lesions occurring most frequently on the face, chest and back. Severe acne involves the worst form of acne lesions, which can result in painful infections and permanent scarring and require treatment by a physician. IMS does not specifically report on the severe acne market. We believe that Accutane is the most widely prescribed oral agent to treat severe acne. According to IMS, worldwide sales of Accutane in 2002 were approximately $488 million, with approximately $471 million in the United States.

      Psoriasis is an auto-immune disease meaning that the body’s immune system, which normally protects the body, affects the body’s own skin cells in an abnormal, uncontrolled manner. The disease is characterized by inflammation and scaling of the skin. In 2002, the IMS diagnosis value of drug sales to treat psoriasis was approximately $451 million worldwide, with approximately $220 million in the United States. Prescription drugs currently used to treat psoriasis include vitamin D3-based products such as Dovonex, selective immune suppressive agents, such as Enbrel, synthetic retinoids, such as Soriatane, cytostatic agents, such as methotrexate, and steroids.

      Product Background — Oral Rambazole. Various preclinical and clinical studies were conducted on Rambazole prior to our acquisition of rights to this product candidate. In preclinical in vitro and animal studies, oral Rambazole demonstrated potential effectiveness in the treatment of psoriasis and acne. These studies also suggested that Rambazole is more selective and more active than first generation RAMBA-based product candidates, such as Liarozole. An oral formulation of Rambazole was tested in two Phase 1 clinical trials. One of these clinical trials was a single dose escalation study, and the other was a multiple dose escalation study. In the multiple dose escalation study, increased doses of Rambazole resulted in increased manifestation of skin effects typical for retinoid therapy, including dry lips and skin.

      Product Background — Topical Rambazole. In preclinical in vitro and animal studies, topical Rambazole demonstrated potential effectiveness in the treatment of psoriasis, acne and photo-damage. In addition, animal studies conducted with RAMBAs indicate that topical RAMBA treatment may produce the same therapeutic results as retinoic acid treatments but with less irritation. A Phase 2 clinical trial for acne compared 13 subjects treated with a topical formulation of Rambazole to 13 subjects treated with a placebo. Subjects were treated for 12 weeks. In this trial, subjects receiving topical Rambazole showed a greater percentage reduction of acne lesions than those receiving the placebo. In addition, topical Rambazole was well tolerated, with no serious drug-related adverse events reported.

      Clinical Development. We are currently conducting two Phase 2a clinical trials in Europe using oral Rambazole, one in moderate to severe psoriasis and the other in moderate to severe nodular acne. Each study will enroll approximately 17 subjects. The goal of these studies is to determine safety and preliminary indications of effectiveness of oral Rambazole in the treatment of both psoriasis and severe or nodular acne. A review of initial Phase 2a trial data from 10 patients with moderate to severe psoriasis demonstrated a reduction in the psoriasis area severity index, commonly known as PASI score, by an average of 50% in patients treated with 1mg once daily for eight consecutive weeks. These PASI scores were measured at week 10, two weeks after stopping the treatment. There were no serious treatment-related adverse effects reported, while non-serious side effects experienced by this limited patient group included dryness of skin and lips.

      Regulatory Strategy. Based on these data, we plan to submit an IND to the FDA and commence Phase 2b clinical trials of oral Rambazole for psoriasis in the United States during the first half of 2005. In addition, in 2005, we plan to initiate a Phase 2a clinical trial in Europe to evaluate the effectiveness of topical Rambazole in mild to moderate acne.

      Azoline. Azoline is an antifungal agent that we are developing as an oral treatment for skin and mucosal fungal infections. Preclinical testing has shown Azoline to be more potent than itraconazole against dermatological fungal infections and less interactive than itraconazole with the metabolism of other drugs. We have completed a one week Phase 1 clinical trial for Azoline in two different dose strengths. The results of this trial indicate that at the doses tested, Azoline has a half-life in the body of approximately 81 hours, which is nearly three times longer than that of itraconazole. As a result, we believe that Azoline may be an effective short course oral treatment for fungal infections. In this trial, Azoline was well tolerated, with no serious drug-related adverse events reported.

      We recently conducted a Phase 2a clinical trial involving 67 patients with various fungal infections of the skin. These patients were treated with 200 mg of Azoline once daily for one, three or five days. The product candidate was studied in tinea pedis, commonly known as athlete’s foot, tinea corporis, commonly known as ring worm, tinea cruris, commonly known as jock itch, tinea versicolor and seborrheic dermatitis. In this trial, at day 28, more than three weeks after treatment, patients treated for one day demonstrated response rates of 60% and patients treated for three or five days demonstrated response rates of between 78% and 100%, depending on the skin condition treated. There were no serious treatment-related adverse effects reported. Based on this data, we plan to submit an IND to the FDA and commence Phase 2b clinical trials of Azoline in the United States during 2005.

      Hivenyl. Hivenyl is an antihistamine that we are developing as an oral treatment for allergic reactions of the skin, such as the types of reactions associated with hives and those associated with poison ivy, which may not cause sedation typically associated with antihistamines. Patients experience sedation when an antihistamine crosses the blood-brain barrier. In preclinical studies in animal models, Hivenyl did not cross the blood-brain barrier. In addition, the results of two dose escalation Phase 1 clinical trials of Hivenyl suggest that Hivenyl inhibits allergic reactions, has a fast onset of action and does not cause sedation. In these trials, no cardiovascular side effects or sedation was experienced at doses of five to 15 times those that elicited an antihistamine response. We are currently conducting a Phase 2a clinical trial in Europe for Hivenyl.

Preclinical Development

      Under our principal license agreements we have access to the classes of compounds claimed in the patents licensed to us in the field of dermatology. We are screening these compounds to determine if they are suitable product development candidates. Members of our management team have worked extensively with these compounds prior to the formation of our company. We also work with academic institutions and third-party laboratories to perform the screening on selected compounds.

      We plan to supplement these efforts by licensing or otherwise acquiring additional compounds that we believe to be potentially superior to currently marketed products. In October 2002, we entered into an agreement with a third party to obtain an exclusive, worldwide license, with the right to grant sublicenses, under the patents and know-how related to Ecalcidene to research, develop and commercialize products containing Ecalcidene.

      Ecalcidene. Ecalcidene is an orally available vitamin D3 derivative that we are developing for the treatment of psoriasis. Based on preclinical studies conducted by third parties, we believed that Ecalcidene is active at doses that do not cause the toxic effect of hypercalcemia, which is normally seen with previous vitamin D3 compounds. Hypercalcemia is a condition that results from an excess of calcium in the blood resulting in muscle weakness, depression, nausea, constipation and renal failure. Based on those preclinical studies, we believed that Ecalcidene may offer benefits over natural vitamin D3 in the treatment of psoriasis and has demonstrated potential to be the first vitamin D3 derivative that can be taken orally on a routine basis. In recent preclinical studies that we conducted, we were not able to replicate some of the results previously seen with Ecalcidene. We are currently evaluating the data from our preclinical studies in order to determine whether or not to continue the development of Ecalcidene.

Other Product Candidates

      One of our clinical product candidates, Atopik, is currently undergoing reformulation and will require additional preclinical evaluation. In addition, we have rights to two other products, ketanserin and oxatomide, that are marketed by third parties in some countries outside the United States and Europe which we would reformulate prior to initiating clinical trials.

      Atopik. Atopik is a PDE4 inhibitor meaning that it helps prevent the body’s production of an enzyme known as PDE4 that is associated with some types of skin reactions. We are developing Atopik as a topical treatment for eczema, which is an inflammatory skin condition. In a pilot clinical study, Atopik reduced inflammatory response to stimuli that cause dermatitis. A second study conducted by us during 2004 did not show the same results. We are working on an optimized topical formulation of Atopik that seeks to minimize systemic absorption while maintaining effectiveness. We plan to complete this reformulation prior to pursuing further clinical development of this product candidate.

      Ketanserin. Ketanserin is a topical serotonin 2 antagonist that an affiliate of Janssen Pharmaceutica Products, L.P. developed and markets in some countries outside the United States and Europe as a wound healing agent for the treatment of chronic skin ulcers. We plan to reformulate ketanserin prior to pursuing further clinical development for the treatment of diabetic and arterial ulcers and serious cracking of the skin. We are currently conducting a placebo-controlled pilot clinical study with ketanserin for the treatment of anal fissures.

      Oxatomide. Oxatomide is a topical histamine, serotonin and leukotriene antagonist that an affiliate of Janssen Pharmaceutica Products, L.P. developed and markets in some countries outside of the United States and Europe for the prevention and treatment of allergies. In preclinical studies, a topical formulation of oxatomide demonstrated early indications of effectiveness in the treatment of pain and itch. We plan to reformulate oxatomide as a topical ointment prior to pursuing further clinical development for the treatment of itch associated with various skin conditions. We have completed an open-label pilot clinical study with oxatomide for the treatment of atopic eczema in 2004. Based upon the encouraging results of this study, we are evaluating the next steps to take in the development of this product candidate.

Johnson & Johnson License Agreements

      In May 2002, we licensed our initial portfolio of product candidates, other than Ecalcidene, and the patents and other intellectual property and know-how, test data, marketing data and other tangible property associated with those product candidates, from Janssen Pharmaceutica Products, L.P., Johnson & Johnson Consumer Companies, Inc. and Ortho-McNeil Pharmaceutical, Inc., under two similar but separate intellectual property transfer and license agreements. In September 2004, we amended these two intellectual property transfer and license agreements to provide for revised territories and exclusivity terms.

      Under these license agreements, we obtained exclusive licenses to a portfolio of patents and non-exclusive licenses to related know-how to make, use and sell our initial product candidates in the field of dermatology. For purposes of the agreements, the field of dermatology includes applications for the treatment or prevention of diseases of human skin, hair, nails and oral and genital mucosa, but excludes treatments for skin cancer. We also have access to classes of compounds claimed in the patents licensed to us under the agreements, which we can screen in our search for new product candidates in the field of dermatology. If we or an affiliate of Johnson & Johnson advance one of these compounds to Phase 1 clinical development, the developing party must give notice to the other party when the developing party has initiated a Phase 1 clinical trial for the particular compound. At that point, the other party must discontinue any development or commercialization of that compound for any indication in any field for so long as the compound continues to be in active clinical development or commercialization by the developing party. In addition, neither Johnson & Johnson nor its affiliates may develop Liarozole, Rambazole, Azoline Hivenyl, Atopik and several specified preclinical candidates in any formulation for any indication in any field. In exchange for these licenses, we issued an aggregate of 8,333,333 shares of our series A convertible preferred stock to Johnson & Johnson Consumer Companies, Inc. and Janssen Pharmaceutica Products, L.P.

License Terms for Our Product Candidates

      The following is a summary of the terms of the license agreements with respect to our existing product candidates and to any products that we may develop from the classes of compounds claimed in the patents licensed to us:

      Royalties. The licenses are royalty free.

      Territories and Exclusivity. The licenses are exclusive throughout most of the world, except that our right to sell the following products in the following territories is semi-exclusive with the Johnson & Johnson companies:

•	Zimycan in Argentina, Australia, Belgium, Denmark, Germany, Indonesia, Luxembourg, Mexico, New Zealand, Peru and Venezuela; and

•	ketanserin in South America.

      In addition, we have not been granted the right to sell oxatomide in Japan, Italy, Mexico and much of Central America or ketanserin in Mexico, Central America and the Caribbean.

      Commercialization and Manufacturing Rights. We have the sole right to commercialize any product candidate covered by intellectual property licensed to us under the license agreements that we elect to commercialize ourselves or with the assistance of a contract sales organization. In other circumstances, however, Johnson & Johnson, through any of its affiliates, has a right of first negotiation for the commercialization of our product candidates based on such intellectual property. The rights of first negotiation for the commercialization of our product candidates can be exercised on a territory-by-territory basis. The material elements of these rights are as follows:

•	If we intend to commercialize any product through a third party, other than a contract sales organization, in a particular territory, we must provide notice of this intention in accordance with the provisions of the license agreements. Johnson & Johnson has 90 days after the provision of this notice to advise us if it desires to enter into a commercialization agreement for that product in that territory.

•	If, prior to the expiration of the 90-day offer period we do not receive that notice, we may enter into a commercialization agreement with a third party for that product without further restrictions or obligations under these rights of first negotiation.

•	If, prior to the expiration of the 90-day offer period we do receive that notice, we must negotiate exclusively for 90 days to execute a commercialization agreement.

•	If we do not agree on a definitive agreement within the 90-day negotiation period, we may, at any time within a specified period of time after the end of the 90-day negotiation period, enter into a commercialization agreement for that product with a third party so long as the terms are not, taken as a whole, materially less favorable to us than those proposed by the Johnson & Johnson affiliate with which we were negotiating.

•	If within the specified negotiation period, we intend to enter into a commercialization agreement with a third party with terms materially less favorable to us than those proposed by the Johnson & Johnson affiliate or, if after the specified negotiation period, we intend to enter into a commercialization agreement with a third party on any terms, then Johnson & Johnson, through any of its affiliates, is entitled to an additional 45-day offer period to express an interest in commercializing that product. If, prior to the termination of the additional 45-day offer period, Johnson & Johnson notifies us of its interest in commercializing the product, we must negotiate exclusively for 60 days to execute a commercialization agreement.

•	If we enter into a commercialization agreement with an affiliate of Johnson & Johnson, it will have the right to negotiate a manufacturing agreement with us relating to that particular product in the territory covered by the commercialization agreement. The terms of the right of first negotiation for a manufacturing agreement are the same as the terms of the right of first negotiation for a commercialization agreement.

      We triggered this right of first negotiation with respect to Sebazole, Liarozole and ketanserin by indicating our intention to commercialize these product candidates outside the United States through third-party arrangements. The 90-day offer period for these product candidates in this territory has expired. Therefore, if we receive marketing approvals, we have the exclusive right to commercialize Sebazole, Liarozole and ketanserin outside the United States, either by ourselves or with a third party, in the territories in which we hold these licenses under the license agreements. In addition, because we intend to commercialize these four product candidates in the United States ourselves, the rights of first negotiation do not apply to these product candidates in the United States. If we later decide to commercialize any of these product candidates in the United States through a third party, other than a contract sales organization, we will trigger the right of first negotiation with respect to that product candidate. In addition, we triggered this right of first negotiation with respect to Zimycan by indicating our intention to commercialize this product candidate through third-party arrangements in all territories in which we hold commercialization rights, including the United States. The 90-day offer period for Zimycan has expired. Therefore, if we receive marketing approvals, we have the exclusive right to commercialize Zimycan, either by ourselves or with a third party, in all such territories.

      Term and Termination. The license agreements expire on a country-by-country basis and product-by-product basis after the later of 10 years from the execution date or the expiration of the last patent included in the license agreement in the particular country. Following expiration of the license agreements with respect to a product, we receive a fully paid, royalty-free license applicable to that product in the particular country. These licenses may be terminated on a product-by-product basis, if, by dates specified in the license agreements, we are not conducting active clinical trials of the particular product or if we do not obtain regulatory approval for that product. Either of the license agreements may be terminated if we breach that agreement and do not cure the breach within 90 days or in the event of our bankruptcy or liquidation.

Additional Terms Applicable to Hyphanox

      The following is a summary of agreement terms that are unique to Hyphanox:

      Royalties. The license is royalty free unless we decide to use a third party to commercialize Hyphanox, in which case we will owe a royalty based on our net sales of Hyphanox. This royalty would also apply to sales by a successor company in the event of a change of control.

      Territories and Exclusivity. The license is exclusive and worldwide.

      Janssen Option. Janssen has an exclusive option to acquire the right to commercialize Hyphanox on a geographic region-by-region basis. We are obligated to notify Janssen if we are able to manufacture Hyphanox batches that are reproducible and bioequivalent with the Janssen melt extrusion formulation or Sporanox or if we prove clinical efficacy in subsequent Phase 3 clinical trials. Janssen has 90 days following its receipt of this notice to inform us if it wishes to exercise its option and, if so, for which territories. If Janssen exercises its option, we will enter into a license agreement in a form that we have already negotiated pursuant to which Janssen will become obligated to:

•	pay us an up-front license fee and a regulatory milestone payment;

•	reimburse us for our reasonable development costs related to Hyphanox; and

•	pay us a royalty on net sales of Hyphanox, including a provision for minimum royalties by territory.

      As described elsewhere in this prospectus, because the data from our bioequivalence study of Hyphanox relative to Sporanox indicate that the bioavailability of Hyphanox relative to Sporanox is slightly above the upper limit of the regulatory range for bioequivalence, the study did not demonstrate their bioequivalence. As a result, our bioequivalence study did not trigger this option. However, this option may be triggered if any other study we conduct demonstrates bioequivalence or if our Phase 3 clinical trials for Hyphanox demonstrate clinical efficacy.

      We retain the right to commercialize Hyphanox in each of the territories of the world for which Janssen does not exercise its option. If we commercialize Hyphanox through a licensee or sublicense in any country in which we retain commercialization rights, we are obligated to pay Janssen a royalty on our net sales of Hyphanox. If we distribute Hyphanox ourselves or use a contract marketing or sales organization to distribute Hyphanox in any country in which we retain commercialization rights, we are not required to pay Janssen a royalty. If we do not enter into a commercialization agreement with a third party during a specified period following the 90-day period after we provide the notice to Janssen described above, Janssen is entitled to specified rights of first negotiation.

Abbott Development and Supply Agreement

      In May 2002, we entered into a development and supply agreement with Abbott GmbH & Co. KG under which Abbott agreed to assist us in developing an itraconazole product using Abbott’s proprietary melt extrusion manufacturing process. Pursuant to the agreement, we are required to pay agreed upon development costs and fees to Abbott. In addition, the agreement provides that as soon as reasonably possible after we submit an NDA for Hyphanox, we will enter into a supply agreement with Abbott under which Abbott will be our sole supplier and manufacturer of Hyphanox. Under the terms of the supply agreement, Abbott will be required to manufacture the itraconazole melt extrudate used in the manufacture of Hyphanox exclusively for us or our designee.

Grupo Ferrer Distribution and License Agreement

      In November 2004, we entered into a distribution and license agreement with Grupo Ferrer Internacional, S.A. The agreement provides for Grupo Ferrer to be our exclusive marketer and distributor of our Zimycan, Sebazole, Liarozole and ketanserin product candidates in several countries throughout Europe, Latin America and Africa. In addition to marketing and distributing the products, Grupo Ferrer will assist us in obtaining regulatory approvals for the products in the territories.

      Under the agreement, we will receive our primary revenues from the sale of finished products to Grupo Ferrer. The agreement also provides for an initial fee of €500,000, or approximately $650,000, and we may receive up to an additional €600,000, or approximately $780,000, based on the achievement of certain regulatory and sales milestones.

      The distribution and license agreement expires on a country-by-country basis and product-by-product basis after the later of 10 years from the date of the first commercial sale with respect to a product or the expiration of the last patent covering the product in the particular country. Following the expiration of the agreement with respect to a product in a particular country, Grupo Ferrer’s right to distribute and manufacture the product will become non-exclusive and royalty-free. If, following expiration, Grupo Ferrer desires to continue to utilize any of our trademarks, it could do so for a nominal royalty.

Patent Protection and Intellectual Property; Orphan Drug; Hatch-Waxman Act; Pediatric Treatment Exclusivity

      We are pursuing a number of methods to establish and maintain market exclusivity for our product candidates, including seeking patent protection for our product candidates, the use of statutory market exclusivity provisions and otherwise protecting our intellectual property.

Patents and Intellectual Property Protection

      Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing United States and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

      Our patent portfolio includes patents and patent applications with claims directed to the active ingredients, pharmaceutical formulations, methods of use and methods of manufacturing of a number of our product candidates. We include a discussion of our proprietary rights related to each of our later stage products and the applicable limitations to our rights in the discussion of those products elsewhere in this “Business” section and in the “Risk Factors” section.

      United States patents issuing from patent applications filed on or after June 8, 1995 have a term of twenty years from the earliest claimed priority date. For United States patents in force on or after December 8, 1994 that issued from applications filed before June 8, 1995, the term is the greater of twenty years from the earliest claimed priority date or seventeen years from the date of issue.

      The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of our patent applications or those patent applications that we license will result in the issuance of any patents. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or the length of term of patent protection that we may have for our products. In addition, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies or duplicate any technology developed by us. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

      We may rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets are difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors and other contractors. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Orphan Drug Designation

      Some jurisdictions, including Europe and the United States, may designate drugs for relatively small patient populations as orphan drugs. The FDA and the Commission for the European Community have granted Liarozole orphan drug status for the treatment of congenital ichthyosis. The FDA grants orphan drug designation to drugs intended to treat a rare disease or condition that affects fewer than 200,000 individuals in the United States or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug for this type of disease or condition will be recovered from sales in the United States for that drug. In the United States, orphan drug designation must be requested before submitting an application for marketing approval. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. If a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity. Also, competitors may receive approval of different drugs or biologics for the indications for which the orphan product has exclusivity.

      Under European Union medicines laws, criteria for designation as an “orphan medicine” are similar but somewhat different from those in the United States. Orphan medicines are entitled to ten years of market exclusivity, except under certain limited circumstances comparable to United States law. During this period of market exclusivity, no “similar” product, whether or not supported by full safety and efficacy data, will be approved unless a second applicant can establish that its product is safer, more effective or otherwise clinically superior. This period may be reduced to six years if the conditions that originally justified orphan designation change or the sponsor makes excessive profits.

The Hatch-Waxman Act

      Under the United States Drug Price Competition and Patent Term Restoration Act of 1984, known as the Hatch-Waxman Act, newly approved drugs and indications benefit from a statutory period of non-patent marketing exclusivity. The Hatch-Waxman Act provides five year marketing exclusivity to the first applicant to gain approval of an NDA for a new chemical entity, meaning that the FDA has not previously approved any other new drug containing the same active ingredient. Hatch-Waxman prohibits an abbreviated new drug application, an ANDA, or an NDA where the applicant does not own or have a legal right of reference to all the data required for approval, to be submitted by another company for another version of such drug during the five year exclusive period. Protection under Hatch-Waxman will not prevent the filing or approval of another full NDA, however, the applicant would be required to conduct its own adequate and well-controlled clinical trials to demonstrate safety and effectiveness. The Hatch-Waxman Act also provides three years of marketing exclusivity for the approval of new NDAs with new clinical trials for previously approved drugs and supplemental NDAs, for example, for new indications, dosages, or strengths of an existing drug, if new clinical investigations are essential to the approval. This three year exclusivity covers only the new changes associated with the supplemental NDA and does not prohibit the FDA from approving ANDAs for drugs containing the original active ingredient.

      The Hatch-Waxman Act also permits a patent extension term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent extension cannot extend the remaining term of a patent beyond a total of 14 years. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and it must be applied for prior to expiration of the patent. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for patent term extension. We are considering applying for patent term extensions for some of our current patents, to add patent life beyond the expiration date, depending on the expected length of clinical trials and other factors involved in the filing of a new drug application.

Pediatric Treatment Exclusivity

      The Best Pharmaceuticals for Children Act signed into law January 4, 2002, provides an additional six months of marketing exclusivity for new or marketed drugs for specific pediatric studies conducted at the written request of the FDA. On December 3, 2003, President Bush signed the Pediatric Research Equity Act of 2003, or PREA, into law, authorizing the FDA to require pediatric studies for drugs to ensure the drugs’ safety and efficacy in children. PREA requires that new NDAs or supplements to NDAs contain data assessing the safety and effectiveness for the claimed indication in all relevant pediatric subpopulations. Dosing and administration must be supported for each pediatric subpopulation for which the drug is safe and effective. The FDA may also require this data for approved drugs that are used in pediatric patients for the labeled indication, or where there may be therapeutic benefits over existing products. The FDA may grant deferrals for submission of data, or full or partial waivers from PREA. Unless otherwise required by regulation, PREA does not apply to any drug for an indication with orphan designation.

Manufacturing

      We have no experience in, and we do not own any facilities for, manufacturing products or our product candidates. We have relied and will continue to rely on third-party contract manufacturers to produce sufficient quantities of our product candidates for use in our preclinical studies and clinical trials. Except as described below, we are not obligated to obtain our product candidates from any particular third-party contract manufacturer, and we believe that we would be able to obtain our product candidates from a number of third-party manufacturers at comparable cost.

      If any of our product candidates are approved, we plan to rely on third-party contract manufacturers to produce sufficient quantities for large scale commercialization. Johnson & Johnson and its affiliates has a right of first negotiation for the manufacture of our product candidates in some circumstances, the terms of which are described above under the caption “—Johnson & Johnson License Agreements.” If we do enter into manufacturing arrangements with third parties, these contract manufacturers will be subject to extensive governmental regulation. Regulatory authorities in the markets which we intend to serve require that drugs be manufactured, packaged and labeled in conformity with current Good Manufacturing Practices, or cGMPs. In this regard, we plan to engage only contract manufacturers who have the capability to manufacture drug products in compliance with cGMPs in bulk quantities for commercialization.

      Our product candidates include both oral and topical formulations and are produced through a variety of manufacturing processes of varying degrees of difficulty. For example, Zimycan is produced through a fairly common process, which combines miconazole in a zinc oxide and petrolatum base, while Hyphanox is manufactured as a tablet using a proprietary melt extrusion process that is currently only available through our development agreement with a contract manufacturer. The active pharmaceutical ingredients of three of our later stage product candidates are generic and are currently available from a number of suppliers. The active pharmaceutical ingredient of Liarozole and a number of our earlier stage clinical candidates are proprietary. We are currently in the process of negotiating contracts with third parties to develop and supply us with these active pharmaceutical ingredients as well as finished products on commercial scale.

Marketing and Sales

      We currently have no sales or distribution capabilities and limited marketing capabilities. However, we have a Chief Commercial Officer with significant experience in sales and marketing roles at large pharmaceutical companies. We have also hired, and plan to continue to hire, additional experienced, qualified employees to our commercial team. In addition, we contracted with a third party for logistics and distribution services. In order to commercialize any of our product candidates, we must either continue to internally develop or acquire sales, marketing and distribution capabilities, or make arrangements with third parties to perform these services for us.

      In the United States and Canada, we plan to build our own sales force to market our product candidates that receive marketing approval directly to dermatologists and other target physicians. The dermatological medical communities in the United States and Canada are relatively small. We believe that we can best serve this discrete target physician market with a focused, specialty sales force. We believe that by developing our own sales force, we can control marketing efforts more effectively and obtain better access to the physicians that we target. We are, however, engaged in discussions with parties who could provide sales and distribution services for us as a contract sales organization until we are able to build our sales force or until we have sufficient products to market in the United States. If we initially use a contract sales organization, we may transition the contract sales organization into a proprietary sales force. In general, should we decide to enter into third-party distribution arrangements and marketing alliances for the marketing and sale of any of our later stage product candidates in the United States, we would first need to trigger the right of first negotiation with respect to any such product as further described under the caption “—Johnson & Johnson License Agreements.” In addition, we have entered into an agreement with a third party to distribute, if approved, our Zimycan product candidate to health care institutions in the United States and Canada.

      We intend to market our products globally. We have entered into third-party distribution arrangements and marketing alliances for some of our later stage product candidates with potential collaborators and distributors for the major countries outside the United States and Canada in addition to less significant markets. In addition to the agreement with Grupo Ferrer described above, we have distribution agreements for Zimycan for the United Kingdom, Ireland, Israel, Turkey, the territories administered by the Palestinian Authority and Scandinavia. We plan to enter into similar third-party distribution arrangements and marketing alliances for our other products when and if we determine that these products have progressed to later stages of development.

Government Regulation

      Government authorities in the United States, at the federal, state, and local level, and foreign countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, promotion, advertising, distribution, sampling, marketing, and import and export of our proposed products. All of our products will require regulatory approval by government agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous preclinical and clinical trials and other approval procedures of the FDA and similar regulatory authorities in foreign countries. Various federal, state, local, and foreign statutes and regulations also govern testing, manufacturing, safety, labeling, storage and record-keeping related to such products and their marketing. The process of obtaining these approvals and the subsequent substantial compliance with appropriate federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources.

United States Government Regulation

      In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act and implementing regulations. If we fail to comply with the applicable requirements at any time during the product development process, approval process, or after approval, we may become subject to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawals of approvals, clinical holds, warning letters, product recalls, product seizures, total or partial suspension of our operations, injunctions, fines, civil penalties or criminal prosecution. Any agency enforcement action could have a material adverse effect on us.

      The steps required before a drug may be marketed in the United States include:

•	preclinical laboratory tests, animal studies and formulation studies under the FDA’s good laboratory practices regulations;

•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•	execution of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each indication for which approval is sought;

•	submission to the FDA of an NDA;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current good manufacturing practice, or cGMP; and

•	FDA review and approval of the NDA.

      Preclinical studies generally are conducted in laboratory animals to evaluate the potential safety and activity of a product. Violation of the FDA’s good laboratory practices regulations can, in some cases, lead to invalidation of the studies, requiring these studies to be replicated. In the United States, drug developers submit the results of preclinical trials, together with manufacturing information and analytical and stability data, to the FDA as part of the IND, which must become effective before clinical trials can begin in the United States. An IND becomes effective 30 days after receipt by the FDA unless before that time the FDA raises concerns or questions about issues such as the proposed clinical trials outlined in the IND. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. If these concerns or questions are unresolved, the FDA may not allow the clinical trials to commence.

      Pilot studies generally are conducted in a limited patient population to determine whether the product candidate warrants further clinical trials based on preliminary indications of efficacy. These pilot studies may be performed in the United States after an IND has become effective or outside of the United States prior to the filing of an IND in the United States in accordance with government regulations and institutional procedures in the country in which the trials are conducted.

      Clinical trials involve the administration of the investigational product candidate to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in assessing the safety and the effectiveness of the drug. Each protocol must be submitted to the FDA as part of the IND prior to beginning the trial.

      Typically, clinical evaluation involves a time-consuming and costly three-phase sequential process, but the phases may overlap. Each trial must be reviewed, approved and conducted under the auspices of an independent institutional review board, and each trial must include the patient’s informed consent.

Phase 1	Refers typically to closely monitored clinical trials and includes the initial introduction of an investigational new drug into human patients or healthy volunteer subjects. Phase 1 clinical trials are designed to determine the safety, metabolism and pharmacologic actions of a drug in humans, the potential side effects associated with increasing doses of the product candidate and, if possible, to gain early evidence of the product candidate’s effectiveness. Phase 1 trials also include the study of structure-activity relationships, drug metabolism and mechanism of action in humans, as well as studies in which investigational drugs are used as research tools to explore biological phenomena or disease processes. During Phase 1 clinical trials, sufficient information about a drug’s pharmacokinetics and pharmacological effects should be obtained to permit the design of well-controlled, scientifically valid Phase 2 studies. The total number of subjects and patients included in Phase 1 clinical trials varies, but is generally in the range of 20 to 80 people.
Phase 2	Refers to controlled clinical trials conducted to evaluate appropriate dosage and the effectiveness of a drug for a particular indication or indications in patients with a disease or condition under study and to determine the common short-term side effects and risks associated with the drug. These clinical trials are typically well controlled, closely monitored and conducted in a relatively small number of patients, usually involving no more than several hundred subjects. Although the FDA regulations do not do so, it is common practice in the pharmaceutical industry to sometimes distinguish Phase 2 clinical trials as Phase 2a and Phase 2b. In general, we believe that the common understanding in the industry of Phase 2a and Phase 2b is as follows:
• Phase 2a refers to a clinical trial in a targeted patient population to evaluate preliminary efficacy and/or further safety of a drug candidate. One or more of the following properties may be evaluated: dose response, duration of effect and kinetic/dynamic relationship.

• Phase 2b refers to a controlled dose ranging clinical trial to evaluate further the efficacy and safety of a candidate drug in a targeted patient population and to attempt to define an appropriate dosing regimen.
Phase 3	Refers to expanded controlled and uncontrolled clinical trials. These clinical trials are performed after preliminary evidence suggesting effectiveness of a drug has been obtained. Phase 3 clinicals are intended to gather additional information about the effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of the drug and to provide an adequate basis for physician labeling. Phase 3 trials usually include from several hundred to several thousand subjects.

      Phase 1, 2 and 3 testing may not be completed successfully within any specified time period, if at all. The FDA closely monitors the progress of each of the three phases of clinical trials that are conducted in the United States and may, at its discretion, reevaluate, alter, suspend or terminate the testing based upon the data accumulated to that point and the FDA’s assessment of the risk/benefit ratio to the patient. A clinical program is designed after assessing the causes of the disease, the mechanism of action of the active pharmaceutical ingredient of the product candidate and all clinical and preclinical data of previous trials performed. Typically, the trial design protocols and efficacy endpoints are established in consultation with the FDA. Upon request through a special protocol assessment, the FDA can also provide specific guidance on the acceptability of protocol design for clinical trials. The FDA, an institutional review board, or we may suspend or terminate clinical trials at any time for various reasons, including a finding that the subjects or patients are being exposed to an unacceptable health risk. The FDA can also request additional clinical trials be conducted as a condition to product approval. During all clinical trials, physicians monitor the patients to determine effectiveness and to observe and report any reactions or other safety risks that may result from use of the drug candidate.

      Assuming successful completion of the required clinical trials, drug developers submit the results of preclinical studies and clinical trials, together with other detailed information including information on the manufacture and composition of the product, to the FDA, in the form of an NDA, requesting approval to market the product for one or more indications. In most cases, the NDA must be accompanied by a substantial user fee. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use.

      Before approving an application, the FDA will inspect the facility or facilities at which the product is manufactured. The FDA will not approve the application unless cGMP compliance is satisfactory. The FDA will issue an approval letter if it determines that the application, manufacturing process and manufacturing facilities are acceptable. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and will often request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval and refuse to approve the application by issuing a not approvable letter.

      The testing and approval process requires substantial time, effort and financial resources, and each may take several years to complete. The FDA may not grant approval on a timely basis, or at all. We may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could delay or preclude us from marketing our products. Furthermore, the FDA may prevent a drug developer from marketing a product under a label for its desired indications or place other conditions on distribution as a condition of any approvals, which may impair commercialization of the product. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval. Similar regulatory procedures must also be complied with in countries outside the United States.

      If the FDA approves the new drug application, the drug becomes available for physicians to prescribe in the United States. After approval, the drug developer must comply with a number of post-approval requirements, including delivering periodic reports to the FDA, submitting descriptions of any adverse reactions reported, and complying with drug sampling and distribution requirements. The holder of an approved NDA is required to provide updated safety and efficacy information and to comply with requirements concerning advertising and promotional labeling. Also, quality control and manufacturing procedures must continue to conform to cGMPs after approval. Drug manufacturers and their subcontractors are required to register their facilities and are subject to periodic unannounced inspections by the FDA to assess compliance with cGMPs which imposes certain procedural and documentation requirements relating to quality assurance and quality control. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMPs and other aspects of regulatory compliance. The FDA may require post market testing and surveillance to monitor the product’s safety or efficacy, including additional studies, known as Phase 4 trials, to evaluate long-term effects.

      In addition to studies requested by the FDA after approval, a drug developer may conduct other trials and studies to explore use of the approved compound for treatment of new indications, which require FDA approval. The purpose of these trials and studies is to broaden the application and use of the drug and its acceptance in the medical community.

      We use, and will continue to use, third-party manufacturers to produce our products in clinical and commercial quantities. Future FDA inspections may identify compliance issues at our facilities or at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. In addition, discovery of problems with a product or the failure to comply with requirements may result in restrictions on a product, manufacturer or holder of an approved NDA, including withdrawal or recall of the product from the market or other voluntary or FDA-initiated action that could delay further marketing. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications. Also, new government requirements may be established that could delay or prevent regulatory approval of our products under development.

Foreign Regulation

      Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement also vary greatly from country to country. Although governed by the applicable country, clinical trials conducted outside of the United States typically are administered with the three-phase sequential process that is discussed above under “—United States Governmental Regulation.”

      Under European Union regulatory systems, we may submit marketing authorization applications either under a centralized or decentralized procedure. The centralized procedure which is available for medicines produced by biotechnology or which are highly innovative, provides for the grant of a single marketing authorization that is valid for all European Union member states. This authorization is a marketing authorization approval, or MAA. The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval. This procedure is referred to as the mutual recognition procedure, or MRP.

      In addition, regulatory approval of prices is required in most countries other than the United States. We face the risk that the resulting prices would be insufficient to generate an acceptable return to us or our collaborators.

Competition

      The pharmaceutical industry, and the dermatology segment in particular, is highly competitive and includes a number of established, large and mid-sized pharmaceutical companies, as well as smaller emerging companies, whose activities are directly focused on our target markets and areas of expertise. If approved, our product candidates will compete with a large number of products that include over-the-counter treatments, prescription drugs specifically indicated for a dermatological condition and prescription drugs that are prescribed off-label. In addition, new developments, including the development of other drug technologies and methods of preventing the incidence of disease, occur in the pharmaceutical industry at a rapid pace. These developments may render our product candidates or technologies obsolete or noncompetitive.

      If approved, each of our product candidates will compete for a share of the existing market with numerous products that have become standard treatments recommended or prescribed by physicians. For example, we believe the primary competition for our product candidates are:

•	For Zimycan, in the treatment of diaper dermatitis complicated by candidiasis, ointments and creams containing nystatin, Mycolog II from Bristol-Myers Squibb Company, clotrimazole containing creams from Bayer AG and from generic manufacturers and topical miconazole creams.

•	For Sebazole, in the treatment of seborrheic dermatitis, Nizoral from Janssen, ketoconazole creams from generic manufacturers, Desowen from Galderma S.A. and Loprox from Medicis Pharmaceutical Corporation.

•	For Hyphanox, in the treatment of vaginal candidiasis, Diflucan from Pfizer Inc., generic fluconazole tablets, Sporanox from Janssen and generic itraconazole capsules. For Hyphanox, in the treatment of onychomycosis, Sporanox from Janssen, Lamisil from Novartis AG and Penlac from Dermik Laboratories.

•	For Liarozole, in the treatment of congenital ichthyosis, Soriatane from Hoffmann-La Roche Inc. and Connetics Corporation and over-the-counter topical moisturizers and emollients.

•	For oral Rambazole, in the treatment of acne, Accutane from Hoffman-La Roche and generic manufacturers. For oral Rambazole, in the treatment of psoriasis, Soriatane from Hoffman-La Roche and Connetics, biologic agents such as Amevive from Biogen Idec Inc. and Raptiva from Genentech, Inc., methotrexate from generic manufacturers.

      We also believe that many of the competitive products for our later stage product candidates and Rambazole will similarly compete with our earlier stage product candidates because of the indications for these product candidates.

      We expect to compete on, among other things, the efficacy of our products, the reduction in adverse side effects experienced and more desirable treatment regimens, combined with the effectiveness of our experienced management team. Competing successfully will depend on our continued ability to attract and retain skilled and experienced personnel, to identify, secure the rights to and develop pharmaceutical products and compounds and to exploit these products and compounds commercially before others are able to develop competitive products. In addition, our ability to compete may be affected because insurers and other third-party payors in some cases seek to encourage the use of generic products making branded products less attractive, from a cost perspective, to buyers.

      Although we believe that, if approved, our product candidates will have favorable features for the treatment of their intended indications, existing treatments or treatments currently under clinical development that also receive regulatory approval may possess advantages in competing for market share.

Third-Party Reimbursement and Pricing Controls

      In the United States and elsewhere, sales of pharmaceutical products depend in significant part on the availability of reimbursement to the consumer from third-party payors, such as government and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services. It will be time-consuming and expensive for us to go through the process of seeking reimbursement from Medicare and private payors. Our products may not be considered cost effective, and coverage and reimbursement may not be available or sufficient to allow us to sell our products on a competitive and profitable basis. The passage of the Medicare Prescription Drug and Modernization Act of 2003 imposes new requirements for the distribution and pricing of prescription drugs which may affect the marketing of our products.

      In many foreign markets, including the countries in the European Union, pricing of pharmaceutical products is subject to governmental control. In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar governmental pricing control. While we cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business, financial condition and profitability.

Employees

      As of December 31, 2004, we had 65 employees, all of whom were full-time employees. Fourteen of our employees hold Ph.D., M.D. or equivalent degrees. Of the total 65 employees, 44 are located at our corporate headquarters in Princeton, New Jersey, 21 are located at the facility of our subsidiary, Barrier Therapeutics, N.V. in Geel, Belgium and one is located in Canada. None of our employees is represented by a collective bargaining arrangement, and we believe our relationship with our employees is good.

Trademarks

      We are seeking United States trademark registrations for our proposed trademarks Barrier TherapeuticsTM, SebazoleTM, ZimycanTM, HyphanoxTM, RambazoleTM and HivenylTM. Liarozole, Azoline and Atopik are temporary designations. We are developing commercial names for Liarozole, Azoline and Atopik product candidates.

Facilities

      We lease approximately 20,300 square feet of administrative offices at our corporate headquarters, which is located in Princeton, New Jersey. We also lease approximately 10,600 square feet of administrative offices in Geel, Belgium. Our Princeton, New Jersey lease expires in 2010 if not renewed by September 30, 2010, and our lease in Belgium is short-term and renewable. We believe that our current facilities are adequate for our present purposes.

Legal Proceedings

      We are currently not a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

      The name, age and position of our executive officers and directors as of December 31, 2004 are as follows:

Name	Age	Position

Geert Cauwenbergh, Ph.D.	50	Chairman of the Board, Chief Executive Officer and Director
Charles T. Nomides	48	Chief Operating Officer
Marcel Borgers, Ph.D.	65	Chief Scientific Officer
Alfred Altomari	45	Chief Commercial Officer
Anne M. VanLent	56	Executive Vice President, Chief Financial Officer and Treasurer
Albert C. Bristow	35	General Counsel and Secretary
Robert E. Campbell(1)	71	Lead Director
Srinivas Akkaraju, M.D., Ph.D.(2)	36	Director
Carl W. Ehmann, M.D.(2)	62	Director
Peter Ernster(1)(3)	62	Director
Charles F. Jacey, Jr.(3)	68	Director
Andrew N. Schiff, M.D.(1)(3)	39	Director
Nicholas J. Simon III(1)(2)	50	Director

(1)	Member of the Compensation Committee.
(2)	Member of the Corporate Governance and Nominating Committee.
(3)	Member of the Audit Committee.

      Geert Cauwenbergh, Ph.D. is the founder of our company and has been our Chairman of the Board and Chief Executive Officer since our inception in September 2001. Prior to joining us, Dr. Cauwenbergh was at Johnson & Johnson Consumer and Personal Care Products Companies from 2000 to 2002 where he served in various capacities, most recently as Vice President of Technology. From 1994 to 2000, Dr. Cauwenbergh was at Johnson & Johnson Consumer Companies Worldwide where he served in various capacities, most recently as Vice President of Research & Development. He received his Ph.D. in Medical Sciences from the Catholic University of Leuven, Faculty of Medicine, Belgium where he also completed his Masters and undergraduate work.

      Charles T. Nomides has been our Chief Operating Officer since July 2002. Prior to joining us, Mr. Nomides was at Johnson & Johnson Consumer Products Worldwide from 1997 to 2002 where he most recently served as Director of Research and Development in charge of the Ortho Neutrogena prescription drug development group. Mr. Nomides received a bachelor’s degree in Biology from Clarion State University and received graduate training from Temple University and The Milton S. Hershey Medical Center.

      Marcel Borgers, Ph.D. has been our Chief Scientific Officer and Chairman of our Scientific Advisory Board since May 2002. Prior to joining us, from September 1969 to April 2000, Dr. Borgers was the Vice President of Life Sciences for the Janssen Research Foundation. Dr. Borgers held the Dr. Paul Janssen Chair in Cell Biology at the University of Antwerp from 1992 to 2002. Dr. Borgers also has served as a professor at the Faculty of Medicine and Pharmaceutical Sciences of the Free University of Brussels since 1994 and as a Professor of Cell Biology, Faculty of Medicine, University of Maastricht, the Netherlands since 1991. He received his doctorate in sciences from the University of Paris, Faculty of Sciences.

      Alfred Altomari has been our Chief Commercial Officer since August 2003. Prior to joining us, Mr. Altomari was at affiliates of Johnson & Johnson from 1982 to 2003 where he most recently served as General Manager of the Ortho Neutrogena prescription drug development group. Mr. Altomari received a bachelor’s degree in Science with a dual major in finance and accounting from Drexel University and received his M.B.A. from Rider University.

      Anne M. VanLent has been our Executive Vice President, Chief Financial Officer and Treasurer since May 2002. Prior to joining us, Ms. VanLent served as a principal of the Technology Compass Group, LLC, a healthcare/technology consulting firm, since she founded it in October 2001. From July 1997 to October 2001, she was the Executive Vice President—Portfolio Management for Sarnoff Corporation, a multidisciplinary research and development firm. Ms. VanLent also currently serves as a director of Penwest Pharmaceuticals Co. and Integra Lifesciences Holdings Corp. She received a bachelor’s degree in Physics from Mount Holyoke College and did graduate work in biophysics.

      Albert C. Bristow has been our General Counsel since October 2003. Mr. Bristow was an attorney with Morgan, Lewis & Bockius LLP, Princeton, New Jersey, from January 2000 until joining us, and an attorney with Archer & Greiner, Haddonfield, New Jersey, from September 1995 until January 2000. Mr. Bristow received a bachelor’s degree in the Arts from Lafayette College and a J.D. from the University of Pennsylvania.

      Robert E. Campbell has been a director since September 2004 and has been Lead Director of the Board since December 2004. Mr. Campbell is a retired executive from Johnson & Johnson after having served as Vice Chairman of the Board of Directors from April 1989 to January 1995 and in various other positions including Vice Chairman of the Board of Directors, Vice Chairman of the Executive Committee, Chairman of the Professional Sector and Chief Financial Officer. Mr. Campbell received a B.S. degree from Fordham University and an M.B.A. from Rutgers University. He is also the recipient of honorary doctorate degrees from Fordham University and the University of Medicine and Dentistry of New Jersey. Mr. Campbell is presently the Chairman of the Board of The Robert Wood Johnson Foundation, as well as the Chairman of the Board of The Cancer Institute of New Jersey.

      Srinivas Akkaraju, M.D., Ph.D. has been a director since May 2002. Dr. Akkaraju is a partner of JPMorgan Partners, LLC, on the Life Sciences team of the Healthcare Group, and prior to becoming a partner in January 2005, he was, since April 2001, a principal on the Life Sciences team of the Healthcare Group. Prior to JPMorgan Partners, LLC, from October 1998 to April 2001, Dr. Akkaraju was in the Business and Corporate Development group at Genentech, Inc. where he served in various capacities, most recently as Senior Manager and project team leader for one of Genentech’s clinical development products. Dr. Akkaraju also currently serves as a director of Eyetech Pharmaceuticals, Inc. and Seattle Genetics, Inc. Dr. Akkaraju received his undergraduate degrees in Biochemistry and Computer Science from Rice University and his M.D. and Ph.D. in Immunology from Stanford University.

      Carl W. Ehmann, M.D. has been a director since September 2004. Dr. Ehmann is a private pharmaceutical industrial consultant, and is a member of our Scientific Advisory Board. He previously worked at Hoffman-LaRoche, Inc., Bristol-Myers Squibb and Johnson & Johnson where he respectively served as Director of Clinical Research/ Dermatology, Department of Medical Research at Hoffman-LaRoche, Inc.; Vice President, Pharmaceutical Research & Development/ Dermatology at Bristol-Myers Squibb; and, as Executive Vice President and Head of Global Research & Development for Consumer Products, Inc. at Johnson & Johnson. Dr. Ehmann serves as Chairman of the Board for the Medical University of South Carolina Foundation for Research Development. Dr. Ehmann received his M.D. and B.A. in Biology from the State University of New York at Buffalo and is a Fellow of the American Academy of Dermatology.

      Peter Ernster has been a director since September 2003. In December 2000, Mr. Ernster retired from Merck & Co., Inc. as Senior Vice President, Business Management of the U.S. Pharmaceutical Division, after a 27 year career in which he held a wide range of management positions in Merck’s domestic and international businesses. Prior to joining Merck in 1974 as European Counsel, Mr. Ernster practiced international commercial law for six years in New York City. Mr. Ernster has served as Chairman of the Board of Optio Research, Inc., a company that develops syndicated, predictive, therapeutic models for the pharmaceutical industry, since he co-founded it in July 2003. He also is Chairman of the Board for Sopherion Therapeutics, Inc., serves on the Business Advisory Boards of Medem, Inc. and Mediphase Venture Partners and is Vice Chairman of the Philadelphia Orchestra Association. Mr. Ernster completed his undergraduate studies at

New York University, receiving a bachelor’s degree in Economics and European History. A graduate of Rutgers University School of Law, Mr. Ernster completed advanced studies at Columbia University’s Parker School of Foreign and Comparative Law.

      Charles E. Jacey, Jr. has been a director since September 2004. Mr. Jacey is a retired Senior Partner of Coopers & Lybrand, L.L.P. where he was with the firm for 40 years. Mr. Jacey previously served as National Vice Chairman at Coopers & Lybrand, L.L.P. for over 10 years during which time he had responsibility for various United States geographic regions and several staff organizations. He was also in charge of International Operations for five years. He was elected to the firm’s Executive Committee five times serving three Chairmen over 15 years. While at Coopers & Lybrand, Mr. Jacey provided professional services to major multinational companies. Mr. Jacey received his B.B.A. from Pace University and is a Certified Public Accountant. Mr. Jacey currently serves on the Board of Directors for The Greater New York Insurance Company, The Cancer Institute of New Jersey and the Police Athletic League of New York and is also a member of the Board of Trustees for Pace University.

      Andrew N. Schiff, M.D. has been a director since May 2002. Dr. Schiff has served as Managing Director of Perseus-Soros Management, LLC, an affiliate of Perseus-Soros BioPharmaceutical Fund, LP, a venture capital firm, since September 1999. Since June 1990, Dr. Schiff has practiced internal medicine at The New York Presbyterian Hospital where he is a Clinical Assistant Professor of Medicine. He also currently serves as a director of Bioenvision, Inc., Myogen, Inc. and Zanett Inc. Dr. Schiff received his M.D. from Cornell University Medical College and his M.B.A. from Columbia University. His bachelor’s degree in Neuroscience was awarded with honors by Brown University.

      Nicholas J. Simon III has been a director since December 2003. He has been a general partner at MPM Capital, L.P., a venture capital firm focused on investments in the life sciences industry, since October 2001. Prior to joining MPM Capital, from April 2000 to July 2001, Mr. Simon was Chief Executive Officer and the founder of Collabra Pharma, Inc., a pharmaceutical development company. From 1989 to March 2000, Mr. Simon held several business development positions at Genentech, Inc., including, most recently, Vice President, Business & Corporate Development. He also currently serves as a director of Genitope Corp., Rigel Pharmaceuticals, Inc. and several private companies. Mr. Simon received a bachelor’s degree in Microbiology from the University of Maryland and an M.B.A. in Marketing from Loyola College.

Board Composition

      Our certificate of incorporation provides for a board of directors consisting of nine members divided into three classes, with each class serving for a staggered three-year term. Our board of directors currently consists of two Class I directors, whose term of office continues until the 2005 annual meeting of stockholders, three Class II directors, whose term of office continues until the 2006 annual meeting of stockholders, and three Class III directors, whose term of office continues until the 2007 annual meeting of stockholders. Our Class I directors are Charles F. Jacey, Jr. and Nicholas J. Simon III. Our Class II directors are Carl W. Ehmann, M.D., Peter Ernster and Andrew N. Schiff, M.D. Our Class III directors are Geert Cauwenbergh, Ph.D., Srinivas Akkaraju, M.D., Ph.D. and Robert E. Campbell. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. We currently intend to elect one additional independent director to fill the Class I board vacancy.

Board Committees

      Audit Committee. The members of our audit committee are Peter Ernster, Charles F. Jacey, Jr., and Andrew N. Schiff, M.D. Mr. Jacey chairs the committee. Our audit committee assists our board of directors in its oversight of our financial reporting and accounting processes. Management has the primary responsibility for the preparation of financial statements and the reporting processes, including the system of internal controls. Our independent auditors are responsible for auditing our annual financial statements and issuing a report on the financial statements. In this context, the oversight function of our audit committee includes:

•	a review of the audits of our financial statements, including the integrity of our financial statements;

•	a review of our compliance with legal and regulatory requirements;

•	a review of the performance of our independent auditors, including the engagement of the independent auditors and the monitoring of the independent auditors’ qualifications and independence;

•	the preparation of the report required to be included in our annual proxy statement in accordance with Securities and Exchange Commission rules and regulations; and

•	a review of the quarterly and annual reports filed with the Commission.

      Compensation Committee. The members of our compensation committee are Robert E. Campbell, Peter Ernster, Andrew N. Schiff, M.D. and Nicholas J. Simon III. Mr. Ernster chairs the committee. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Specific responsibilities of our compensation committee include:

•	establishing and periodically reviewing our compensation philosophy and the adequacy of compensation plans and programs for our executive officers and other employees;

•	establishing compensation arrangements and incentive goals for our executive officers and administering compensation plans;

•	reviewing the performance of our executive officers and awarding incentive compensation and adjusting compensation arrangements as appropriate based upon performance;

•	reviewing and monitoring our management development and succession plans and activities; and

•	preparing our report on executive compensation for inclusion in our annual proxy statement in accordance with Securities and Exchange Commission rules and regulations.

      Corporate Governance and Nominating Committee. The members of our corporate governance and nominating committee are Srinivas Akkaraju, M.D., Ph.D., Carl W. Ehmann, M.D. and Nicholas J. Simon III. Mr. Simon chairs the committee. Our corporate governance and nominating committee assists our board of directors in:

•	identifying individuals qualified to serve as directors, recommending to our board the director nominees for the next annual meeting of stockholders and recommending to our board individuals to fill vacancies on the board;

•	recommending to our board the responsibilities of each board committee, the structure and operation of each board committee, and the director nominees for assignment to each board committee;

•	overseeing our board’s annual evaluation of its performance and the performance of other board committees; and

•	periodically reviewing corporate governance guidelines applicable to us.

Compensation Committee Interlocks and Insider Participation

      None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the members of our compensation committee has ever been our employee.

Director Compensation

      Each non-employee, non-investor member of our board of directors receives certain directors’ fees as follows: $12,000 annual retainer for the lead director, $8,000 annual retainer for each director other than the lead director, $8,000 annual retainer for each committee chair, $2,000 annual retainer for each committee member other than the chair, and $1,500 per meeting of the board based on five meetings per year. In addition, each non-employee, non-investor director is granted options to purchase 24,000 shares of common stock upon such director’s election to the board, which are immediately exercisable and vest in four equal annual installments commencing on the anniversary date of such grant, and options to purchase 10,000 shares of common stock on an annual basis which are immediately exercisable and vest on the anniversary date of such grant. All such options are granted at the fair market value on the date of the grant. Any unvested shares purchased under such options are subject to repurchase by us upon such director’s cessation of board service at the lower of the exercise price paid per share and the fair market value per share of common stock at the time of repurchase. We are obligated to reimburse the members of the board of directors who are not employees for all reasonable expenses incurred in connection with their attendance at directors’ meetings. Directors who are also our officers or employees will not receive compensation for their services as directors.

Our Scientific Advisory Board

      We have established a scientific advisory board made up of a group of experienced scientists and clinicians chosen for their particular expertise. Members of our scientific advisory board consult with us regularly on matters relating to:

•	our research and development programs;

•	the design and implementation of our clinical trials;

•	market opportunities from a clinical perspective;

•	new technologies relevant to our research and development programs; and

•	scientific and technical issues relevant to our business.

      We compensate scientific advisory board members with stock options pursuant to our 2004 stock incentive plan, and an annual fee for attendance at meetings and other advisory services. We may add additional members to our scientific advisory board in the future. The current scientific advisory board members are:

Name	Professional Affiliation

Marcel Borgers, Ph.D.(1)	Professor; Faculty of Medicine and Pharmaceutical Sciences of the Free University of Brussels
Hugo Degreef, M.D.	Professor, Clinical Dermatology University of Leuven, Belgium
Bertrand Dupont, M.D., Ph.D.	Professor, Infectious Disease Institut Pasteur, France
Carl W. Ehmann, M.D., F.A.C.P.(2)	Chairman of the Board for the Medical University of South Carolina Foundation for Research Development
Roderick Hay, M.D., Ph.D.	Professor, Medicine and Health Sciences Queens University, Belfast
Paul Khavari, M.D., Ph.D.	Professor, Skin Genomics Stanford University
John Voorhees, M.D., Ph.D.	Professor, Department of Dermatology University of Michigan Medical Center

(1)	Dr. Borgers is also our Chief Scientific Officer.
(2)	Dr. Ehmann is also a member of our board of directors.

Executive Compensation

      The following summary compensation table sets forth information concerning compensation for services rendered in all capacities during the years ended December 31, 2003 and 2004 awarded to, earned by or paid to our chief executive officer and our other most highly compensated executive officers whose salary and bonus exceeded $100,000 for the year ended December 31, 2004. We refer to these persons as our named executive officers.

Summary Compensation Table

					Long-Term
					Compensation

		Annual Compensation			Shares
	Fiscal				Underlying		All Other
Name and Principal Position	Year	Salary($)	Bonus($)(1)		Options(#)(1)		Compensation(2)

Geert Cauwenbergh, Ph.D.	2004	$289,583	—		116,000		$448
Chairman of the Board and Chief Executive Officer	2003	241,298	—		9,000	(3)	270

Charles T. Nomides	2004	219,792	—		35,375		308
Chief Operating Officer	2003	190,000	—		8,000	(4)	252

Anne M. VanLent	2004	242,000	—		5,875		882
Executive Vice President and Chief Financial Officer	2003	221,500	—		9,000	(4)	714

Alfred Altomari(5)	2004	228,250	—		33,500		205
Chief Commercial Officer	2003	82,500	—		79,000	(4)	60

Albert C. Bristow(5)	2004	160,000	—		15,000		160
General Counsel and Secretary	2003	30,192	30,000	(6)	36,500	(4)	24

(1)	We have not yet determined the amount of cash and equity bonuses, if any, that may be awarded in 2005 to our named executive officers for services rendered to us during 2004.

(2)	Consists of the payment of premiums for group term life insurance.

(3)	Represents options to purchase 9,000 shares that were earned as a bonus for performance in 2003 but granted in January 2004. These options have an exercise price of $3.50 per share and expire on January 19, 2014.

(4)	Includes options to purchase 8,000 shares with respect to Mr. Nomides, options to purchase 9,000 shares with respect to Ms. VanLent, options to purchase 4,000 shares with respect to Mr. Altomari and options to purchase 1,500 shares with respect to Mr. Bristow that were earned as a bonus for performance in 2003 but granted in January 2004. These options have an exercise price of $3.50 per share and expire on January 19, 2014.

(5)	Mr. Altomari joined us as our chief commercial officer in August 2003, and Mr. Bristow joined us as our general counsel and secretary in October 2003.

(6)	Consists of payment of a signing bonus.

Stock Options

      The following table contains information regarding grants of options to purchase shares of our common stock to our named executive officers during the year ended December 31, 2004.

      Amounts in the following table represent potential realizable gains that could be achieved for the options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are calculated based on the requirements of the Securities and Exchange Commission and do not represent an estimate or projection of our future common stock prices. These amounts represent certain assumed rates of appreciation in the value of our common stock from the fair market value on the date of grant. Actual gains, if any, on stock option exercises depend on the future performance of the common stock and overall stock market conditions. The amounts reflected in the following table may not necessarily be achieved.

Option Grants in Last Fiscal Year

						Potential Realizable Value at
	Number of	Percentage of				Assumed Annual Rates of Stock
	Securities	Total Options				Price Appreciation for Option
	Underlying	Granted to	Exercise			Term(1)
	Options	Employees in	Price	Expiration
Name	Granted	Fiscal Year	($/Share)	Date		5%($)	10%($)

Geert Cauwenbergh, Ph.D.	9,000	1.5098%	$3.50	01/19/2014	(2)	$211,857	$356,005
	116,000	19.4598%	$8.00	03/24/2014	(3)	$2,208,599	$4,066,510
Anne M. VanLent	9,000	1.5098%	$3.50	01/19/2014	(2)	$211,857	$356,005
	5,875	0.9856%	$8.00	03/24/2014	(3)	$111,858	$205,955
Charles T. Nomides	8,000	1.3421%	$3.50	01/19/2014	(2)	$188,317	$316,449
	35,375	5.9344%	$8.00	03/24/2014	(3)	$673,528	$1,240,110
Alfred Altomari	4,000	0.6710%	$3.50	01/19/2014	(2)	$94,159	$158,224
	33,500	5.6199%	$8.00	03/24/2014	(3)	$637,828	$1,174,380
Albert C. Bristow	1,500	0.2516%	$3.50	01/19/2014	(2)	$35,309	$59,334
	15,000	2.5164%	$3.50	01/22/2014	(3)	$353,095	$593,342

(1)	The dollar amounts under these columns are the result of calculations at rates set by the Securities and Exchange Commission and, therefore, are not intended to forecast possible future appreciation, if any, in the price of the underlying common stock. The potential realizable values are calculated using the closing price of $16.60 per share of our common stock as quoted on the NASDAQ National Market on the last day of the fiscal year, or December 31, 2004, and assuming that the market price appreciates from this price at the indicated rate for the entire term of each option and that each option is exercised and sold on the last day of its term at the assumed appreciated price.

(2)	Options vest 25% on the date of grant, with the balance vesting in 36 equal monthly installments commencing with the first month after the date of grant.

(3)	Options vest 25% on the first anniversary of the date of grant, with the balance vesting in 36 equal monthly installments commencing with the first month after the first anniversary.

Option Exercises and Year-End Option Values

      The following table provides information regarding the exercise of stock options during the fiscal year ended December 31, 2004 and the number and value of unexercised options to purchase our common stock held as of December 31, 2004 by our named executive officers. As permitted by the rules of the Securities and Exchange Commission, we have calculated the value of the unexercised in-the-money options at fiscal year end on the basis of the closing price of $16.60 per share of our common stock as quoted on the NASDAQ National Market on the last day of the fiscal year, or December 31, 2004, less the applicable exercise price multiplied by the number of shares which may be acquired on exercise. We have calculated the value realized of exercised options based on the difference between the per share option exercise price and the fair market value per share of our common stock on the date of exercise, multiplied by the number of shares for which the option was exercised.

Aggregated Fiscal Year-End Option Values

			Number of Securities
			Underlying Unexercised		Value of Unexercised
			Options at		In-the-Money Options at
	Shares		December 31, 2004		December 31, 2004($)
	Acquired on	Value
Name	Exercise(#)	Realized($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Geert Cauwenbergh, Ph.D.	3,060	22,644	—	121,940	—	1,075,414
Charles T. Nomides	—	—	5,894	44,106	85,781	427,919
Anne M. VanLent	5,802	42,935	2,109	17,089	33,322	211,668
Alfred Altomari	—	—	26,359	86,141	407,800	1,102,700
Albert C. Bristow	3,000	44,255	7,718	40,782	115,522	583,828

Stock Option and Other Compensation Plans

2004 Stock Incentive Plan

      Introduction. Our 2004 stock incentive plan serves as the successor equity incentive program to our 2002 equity compensation plan. The 2004 plan was adopted by our board in March 2004 and approved by the stockholders in March 2004. Our 2004 plan became effective on the date the underwriting agreement for our initial public offering was signed. At that time, options to purchase 18,862 shares had been exercised under our 2002 equity compensation plan and 1,418,638 shares, representing all outstanding options under our 2002 equity compensation plan, were transferred to our 2004 plan. No further options may be granted under our 2002 plan. The transferred securities will continue to be governed by their existing terms, unless the compensation committee of our board elects to extend one or more features of our 2004 plan to those options. Except as otherwise noted below, the options granted under the 2002 plan have substantially the same terms as the options expected to be granted under the discretionary grant program described below in our 2004 plan.

      Share Reserve, Outstanding and Available Options. Our 2004 plan initially provided for the issuance of up to 1,918,638 shares of common stock. On January 1, 2005, an additional 1,000,000 shares became available for issuance under our 2004 plan in accordance with the provisions of the plan described in the following paragraph. As of December 31, 2004, options to purchase 1,438,937 shares of common stock were outstanding, options to purchase 98,520 shares had been exercised and 381,181 shares were available for future grant under the 2004 plan. If options granted under the 2004 plan expire or are terminated for any reason without being exercised, or if any stock award is forfeited, the shares of stock underlying the grants will again be available for purposes of the plan.

      The number of shares of common stock reserved for issuance under our 2004 plan will automatically increase on the first trading day in January each calendar year until the plan terminates by an amount equal to 5% of the total number of shares of common stock outstanding on the last trading day in December of the preceding calendar year, but in no event will any such annual increase exceed 1,000,000 shares. In addition, no participant in our 2004 plan may be granted stock options, separately exercisable stock appreciation rights and direct stock awards, whether in the form of vested or unvested shares or restricted stock units or other stock-based awards, for more than 1,250,000 shares of common stock per calendar year.

      The following provisions are in effect for the share reserve under the 2004 plan:

•	Should the exercise price of an option be paid in shares of our common stock, then the number of shares reserved for issuance under the 2004 plan will be reduced only by the net number of shares issued under the exercised option.

•	Should shares of common stock otherwise issuable under the 2004 plan be withheld by us in satisfaction of the withholding taxes incurred in connection with the exercise of an option or stock appreciation right or the issuance of fully-vested shares under the stock issuance program, then the number of shares of common stock available for issuance under the 2004 plan will be reduced only by the net number of shares issued under the exercised option or stock appreciation right or the net number of fully-vested shares issued under the stock issuance program.

•	Upon the exercise of any stock appreciation right granted under the 2004 plan, the share reserve will only be reduced by the net number of shares actually issued upon such exercise, and not by the gross number of shares as to which such stock appreciation right is exercised.

      Equity Incentive Programs. Our 2004 plan is divided into four separate components:

•	the discretionary grant program, under which eligible individuals in our employ or service may be granted options to purchase shares of common stock at an exercise price not less than the fair market value of those shares on the grant date or stock appreciation rights tied to the value of such common stock;

•	the stock issuance program, under which such individuals may be issued fully-vested shares directly as a bonus for past services or may otherwise be issued shares of common stock which vest upon their completion of a designated service period or our attainment of prescribed milestones or may be issued restricted stock units which vest upon similar events but defer the actual share issuance until a later date;

•	the salary investment option grant program, which, if and when implemented, would allow our executive officers and other highly compensated employees the opportunity to apply a portion of their base salary to the acquisition of special below-market stock option grants; and

•	the automatic option grant program, under which option grants will automatically be made at periodic intervals to our non-employee board members to purchase shares of common stock at an exercise price equal to the fair market value of those shares on the grant date.

      Eligibility. The individuals eligible to participate in our 2004 plan include our officers and other employees, our non-employee board members, any consultants we hire and any individuals in similar capacities with any of our subsidiaries.

      Administration. The discretionary grant program and the stock issuance program are administered by the compensation committee of our board. This committee determines which eligible individuals are to receive option grants, stock appreciation rights, direct stock issuances and other stock-based awards under those programs, the time or times when those awards are to be made, the number of shares subject to each such award, the vesting schedule to be in effect for each such award, the maximum term for which any granted option or stock appreciation right is to remain outstanding, the status of any granted option as either an incentive stock option or a non-statutory stock option under the federal tax laws and the consideration payable for any shares issued under the stock issuance program. The compensation committee also has the exclusive authority to select the executive officers and other highly compensated employees who may participate in the salary investment option grant program if that program is activated for one or more calendar years. A secondary committee of one or more board members may be delegated separate but concurrent authority to make awards under the plan with respect to persons who are not executive officers or members of our board.

      Plan Features. Our 2004 plan includes the following features:

•	Options and stock appreciation rights granted under the discretionary grant program will not have a term in excess of ten years and may be subject to earlier termination following the recipient’s cessation of service with us. The grants will generally vest and become exercisable in installments over the recipient’s period of continued service.

•	The exercise price for the shares of common stock subject to option grants made under our 2004 plan may be paid in cash or in shares of common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee.

•	Three types of stock appreciation rights may be granted under the discretionary grant program— tandem stock appreciation rights, stand-alone stock appreciation rights and limited stock appreciation rights.

•	Tandem stock appreciation rights will provide the holders with the election to surrender their outstanding options for an appreciation distribution from us equal to the excess of the fair market value of the vested shares subject to the surrendered option over the aggregate exercise price payable for those shares.

•	Stand-alone stock appreciation rights will allow the holders to exercise those rights as to a specific number of shares of our common stock and receive in exchange a distribution from us in an amount equal to the excess of the fair market value of the shares of common stock as to which those rights are exercised over the aggregate base price in effect for those shares. The base price per share may not be less than the fair market value per share of our common stock on the date the stand-alone stock appreciation right is granted.

•	Limited stock appreciation rights may be included in one or more grants made under the discretionary option grant program. Upon the successful completion of a hostile tender offer for more than twenty percent of our outstanding voting securities, each outstanding option with such a limited stock appreciation right could be surrendered to us in return for a distribution per surrendered option share equal to the excess of the fair market value per share at the time the option is surrendered or, if greater, the highest tender offer price paid per share in the hostile tender offer over the exercise price payable per share under such option.

The appreciation distribution on any exercised tandem or stand-alone stock appreciation right may, at the discretion of the plan administrator, be made in cash or in shares of our common stock. All payments with respect to exercised limited stock appreciation rights will be made in cash. None of the outstanding options under our 2002 plan contain any stock appreciation rights.

•	The compensation committee has the authority to cancel outstanding options or stock appreciation rights under the discretionary grant program, including options transferred from the 2002 plan, in return for:

•	the grant of new options or stock appreciation rights for the same or a different number of shares with an exercise or base price per share equal to the fair market value of our common stock on the new grant date; or

•	cash or shares of our common stock, whether vested or unvested, equal in value to the value of the cancelled options or stock appreciation rights.

Alternatively, the plan administrator could simply reduce the exercise or base price of one or more outstanding options or stock appreciation rights to the then current market price.

•	Under the stock issuance program, eligible persons may be issued shares of our common stock, without any required cash outlay or other payment, pursuant to restricted stock awards, restricted stock units or other share right awards which vest upon the completion of a designated service period or the attainment of pre-established performance milestones and require no cash payment to us. Shares may also be issued under the program through direct purchase or as a bonus for services rendered to us or our subsidiaries. Shares subject to a restricted stock unit or other stock-based award may have a deferred issuance date following the vesting of the award, including, without limitation, a deferred distribution date following the termination of the individual’s service with us.

•	The 2004 plan includes the following change in control provisions which may result in the accelerated vesting of outstanding option grants, stock appreciation rights, direct stock issuance and other stock-based awards:

•	Upon a change in control, each outstanding option or stock appreciation right under the discretionary grant program which is not to be assumed by the successor corporation or otherwise continued in effect will automatically vest in full on an accelerated basis. However, the plan administrator has the authority to grant options or stock appreciation rights which will immediately vest upon a change in control, even if those options or stock appreciation rights are to be assumed by the successor corporation or otherwise continued in effect.

•	The plan administrator also has complete discretion to structure one or more options or stock appreciation rights under the discretionary grant program so those options or stock appreciation rights will vest as to all the underlying shares if those options or stock appreciation rights are assumed or otherwise continued in effect but the individual’s service with us or the acquiring entity is subsequently terminated within a designated period following the change in control event.

•	Outstanding stock awards, whether unvested shares, restricted stock units or other stock-based awards, under the stock issuance program may be structured so that those awards will vest immediately upon a change in control or upon a subsequent termination of the individual’s service with us or the acquiring entity.

•	A change in control will be deemed to occur if:

•	we are acquired by merger or asset sale; or

•	there occurs any transaction or series of related transactions pursuant to which any person or group of related persons becomes directly or indirectly the beneficial owner of securities possessing, or convertible into or exercisable for securities possessing, more than fifty percent of the total combined voting power of our securities outstanding immediately after the consummation of such transaction or series of related transactions, whether such transaction involves a direct issuance from us or the acquisition of outstanding securities held by one or more of our stockholders.

•	The plan administrator may issue options, stock appreciation rights, unvested stock issuance’s and other stock-based awards which will vest in connection with the successful completion of a hostile take-over. Such accelerated vesting may occur either at the time of such transaction or upon the subsequent termination of the individual’s service.

•	A hostile take-over will be deemed to occur if:

•	there is a change in the majority of our board of directors as a result of one or more contested elections for board membership; or

•	securities possessing more than twenty percent of the total combined voting power of our outstanding securities are acquired pursuant to a hostile tender offer.

•	Outstanding options under the 2002 plan which were transferred to our 2004 plan are assumable by the successor company in a change in control, and any outstanding unvested shares under that plan may be converted into unvested securities of such successor company. Should the successor company decide not to assume the outstanding options or convert the unvested shares, our compensation committee may elect to accelerate the vesting of those options and unvested shares or effect the buyout of the options in an amount, payable in cash or stock, equal to the positive spread between the fair market value of the shares subject to those options and the exercise price payable for such shares.

      Salary Investment Option Grant Program. If our compensation committee elects to activate the salary investment option grant program for one or more calendar years, each of our executive officers and other highly compensated employees selected for participation may elect, prior to the start of the calendar year, to reduce his or her base salary for that calendar year by a specified dollar amount not less than $10,000 nor more than $100,000. Each selected individual who files such a timely election will automatically be granted, on the first trading day in January of the calendar year for which his or her salary reduction is to be in effect, an option to purchase that number of shares of common stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of our common stock on the grant date. The option will be exercisable at a price per share equal to one-third of the fair market value of the option shares on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the amount by which the optionee’s salary is reduced under the program. The option will become exercisable in a series of twelve equal monthly installments over the calendar year for which the salary reduction is to be in effect.

      Automatic Option Grant Program. Under the automatic option grant program, each individual who first becomes a non-employee board member at any time on or after the effective date of the 2004 plan automatically receives an option grant for up to 30,000 shares on the date such individual joins the board, provided such individual has not been in our prior employ. In addition, on the date of each annual stockholders meeting held after the effective date of the 2004 plan, each non-employee board member who is to continue to serve as a non-employee board member is automatically granted an option to purchase up to 15,000 shares of common stock, provided such individual has served on our board for at least six months.

      Each automatic grant will have an exercise price per share equal to the fair market value per share of our common stock on the grant date and will have a term of ten years, subject to earlier termination following the optionee’s cessation of board service. The option will be immediately exercisable for all of the option shares; however, we may repurchase, at the lower of the exercise price paid per share or the fair market value per share, any shares purchased under the option which are not vested at the time of the optionee’s cessation of board service. The shares subject to each initial automatic option grant will vest in a series of four successive annual installments upon the optionee’s completion of each year of board service over the four-year period measured from the grant date. The shares subject to each annual automatic option grant will vest upon the earlier of the optionee’s completion of one year of board service measured from the grant date or the optionee’s continuation in board service until the day immediately preceding the next annual stockholders meeting following the grant date. However, the shares will immediately vest in full upon the optionee’s death or disability while a board member.

      Our 2004 plan also has the following features:

•	The plan administrator may provide one or more holders of options, stock appreciation rights, vested or unvested stock issuances, restricted stock units or any other stock-based awards under the 2004 plan with the right to have us withhold a portion of the shares otherwise issuable to such individuals in satisfaction of the withholding taxes to which they become subject in connection with the exercise of those options or stock appreciation rights, the issuance of vested shares or the vesting of unvested shares issued to them. Alternatively, the plan administrator may allow such individuals to deliver previously acquired shares of our common stock in payment of such withholding tax liability.

•	Outstanding options under the salary investment and automatic option grant programs will immediately vest upon a change in control or hostile takeover.

•	Limited stock appreciation rights will be included as part of each grant made under the salary investment or automatic option grant program.

•	The board may amend or modify the 2004 plan at any time, subject to any required stockholder approval. Stockholder approval will be required for any amendment that:

•	materially increases the number of shares available for issuance under the 2004 plan;

•	materially expands the class of individuals eligible to receive option grants or other awards under the 2004 plan;

•	materially increases the benefits accruing to the optionees and participants under the 2004 plan or materially reduces the price at which shares of our common stock may be issued or purchased under the 2004 plan;

•	materially extends the term of the 2004 plan; or

•	expands the types of awards available for issuance under the 2004 plan.

•	The 2004 plan will terminate no later than January 31, 2014.

Employee Stock Purchase Plan

      Introduction. Our Employee Stock Purchase Plan was adopted by the board in February 2004 and approved by the stockholders in March 2004. The plan became effective immediately upon the signing of the underwriting agreement for our initial public offering. The plan is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of common stock, at semi-annual intervals, with their accumulated payroll deductions.

      Share Reserve. 309,474 shares of our common stock are reserved for issuance. The reserve will automatically increase on the first trading day in January each calendar year until the plan terminates by an amount equal to 0.5% of the total number of outstanding shares of our common stock on the last trading day in December in the prior calendar year. In no event will any such annual increase exceed 150,000 shares.

      Offering Periods. The plan will have a series of overlapping offering periods, each with a duration, not to exceed twelve months, determined by our compensation committee prior to the start date. Offering periods will begin at semi-annual intervals on the first business day of February and August each year. However, the initial offering period began on the date the underwriting agreement for our initial public offering was signed and will end on the last business day in July 2005. As of December 31, 2004, a total of 4,050 shares of our common stock were purchased at $8.94 per share.

      Eligible Employees. Individuals scheduled to work more than 20 hours per week and more than five calendar months per year may join an offering period on the start date of that period. However, employees may participate in only one offering period at a time.

      Payroll Deductions. A participant may contribute up to 15% of his or her base salary, or such lesser percentage as may be specified by the compensation committee prior to the start date of the offering period, through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share will be equal to 85% of the fair market value per share on the start date of the offering period in which the participant is enrolled or, if lower, 85% of the fair market value per share on the semi-annual purchase date. Semi-annual purchase dates will occur on the last business day of January and July each year. However, a participant may not purchase more than 1,500 shares on any purchase date, and not more than 75,000 shares may be purchased in total by all participants on any purchase date. Our compensation committee will have the authority to change these limitations for any subsequent offering period.

      Reset Feature. If the fair market value per share of our common stock on any purchase date is less than the fair market value per share on the start date of the offering period, then the individuals participating in that offering period will, immediately after the purchase of shares of our common stock on their behalf on such purchase date, be transferred from that offering period and automatically enrolled in the next offering period commencing after such purchase date.

      Change in Control. Should we be acquired by merger or sale of substantially all of our assets or more than fifty percent of our voting securities, then all outstanding purchase rights will automatically be exercised immediately prior to the effective date of the acquisition. The purchase price will be equal to 85% of the market value per share on the start date of the offering period in which the participant is enrolled at the time the acquisition occurs or, if lower, 85% of the fair market value per share immediately prior to the acquisition.

      Miscellaneous Provisions. The following provisions are also in effect under the plan:

•	Our board of directors may amend, suspend or terminate the plan at any time, effective immediately following any semi-annual purchase date. However, the plan may be amended or terminated immediately if and to the extent necessary to assure that no compensation expense will be required for financial reporting purposes in connection with the shares of our common stock offered for purchase under the plan. The plan will terminate no later than the last business day in January 2015.

•	Stockholder approval will be required for any amendments which increase the number of shares of our common stock issuable under the plan, except for permissible adjustments in the event of certain changes in our capital structure, alter the purchase price formula so as to reduce the purchase price payable for the shares purchasable under the plan or modify the eligibility requirements for participation in the plan.

401(k) Plan

      Our employees are eligible to participate in our 401(k) plan. Under our 401(k) plan, employees may elect to make a salary reduction contribution up to the lesser of 15% of eligible compensation or the statutorily prescribed annual limit, which was $13,000 in 2004. The 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code, so that the contributions by our employees will be deductible when made and income earned on plan contributions are not taxable to the employees until withdrawn. We do not make profit sharing contributions. As of January 1, 2005, we began making matching contributions for our employees that contribute to our 401(k) plan in an amount equal to 3% of an employee’s contribution up to a maximum of $2,000.

Employment and Restricted Stock Agreements with Named Executive Officers

      On April 1, 2004, we entered into new employment agreements with Geert Cauwenbergh, Ph.D., Charles T. Nomides, Anne M. VanLent, Alfred Altomari and Albert C. Bristow. Under our employment agreement with Dr. Cauwenbergh, he is employed as our Chief Executive Officer at an annual salary of $300,000 per year. Under our employment agreement with Mr. Nomides, he is employed as our Chief Operating Officer at an annual salary of $225,000 per year. Under our employment agreement with Ms. VanLent, she is employed as our Executive Vice President, Chief Financial Officer and Treasurer at an annual salary of $245,000 per year. Under our employment agreement with Mr. Altomari, he is employed as our Chief Commercial Officer at an annual salary of $231,000 per year. Under our employment agreement with Mr. Bristow, he is employed as our General Counsel at an annual salary of $190,000 per year.

      Each of the employment agreements provides that the executive’s annual salary is subject to any increases determined by the compensation committee of our board of directors from time to time. Each of the executives has agreed to certain confidentiality and non-competition provisions in his or her employment agreement. Each of these executives is entitled to participate in all bonus and incentive programs, including our equity compensation programs, with the amount of any such bonus or incentive being determined by the compensation committee. Each of the agreements may be terminated by either us or the executive with or without cause at any time. If the executive terminates his or her agreement for good reason or if we terminate the agreement without cause, the executive is entitled to continuation of his or her base salary for a severance period and immediate vesting, or release of repurchase right, of any restricted stock, option or other equity award to the extent of the vesting that would otherwise have occurred during the severance period. The severance period for Dr. Cauwenbergh is 12 months, for each of Mr. Nomides, Ms. VanLent and Mr. Altomari is 9 months and for Mr. Bristow is 6 months. In addition, if we complete certain specified corporate transactions, such as a merger or a sale of substantially all of our assets, or if more than 50% of our outstanding voting shares are acquired by any person or group, or if the executive dies or becomes disabled, then all shares of restricted stock, options or other equity awards will immediately vest, or be released from repurchase right.

      In addition, we entered into restricted stock purchase agreements with Dr. Cauwenbergh, Mr. Nomides and Ms. VanLent at the time each first became employed by us. Under the terms of these agreements, we sold 500,000 shares of our common stock to Dr. Cauwenbergh, 75,000 shares of our common stock to Mr. Nomides and 100,000 shares of our common stock to Ms. VanLent. The restricted stock purchase agreements provide that upon the termination of the employment of any of Dr. Cauwenbergh, Mr. Nomides or Ms. VanLent, we have an option to purchase all or any portion of his or her then unvested shares for a per share price of $0.002 from Dr. Cauwenbergh and Mr. Nomides and $0.60 from Ms. VanLent.

      As of December 31, 2004, 132,812 shares of Dr. Cauwenbergh’s 500,000 shares remain subject to our repurchase option with 7,812 shares being released each month thereafter, 22,266 shares of Mr. Nomides’ 75,000 shares remain subject to our repurchase option, with 1,172 shares being released each month thereafter and 30,847 shares of Ms. VanLent’s 100,000 shares remain subject to our repurchase option, with 1,814 shares being released each month thereafter. If we terminate the employment agreement of any of these three executive officers without cause or if the executive terminates his or her employment for good reason, then the number of shares that would otherwise have been released during the severance period if the executive remained employed by us during this period will be immediately released from our repurchase right under the restricted stock purchase agreement. If Dr. Cauwenbergh, Mr. Nomides or Ms. VanLent dies or becomes disabled, or in the event of a change of control, all shares that remain subject to his or her restricted stock purchase agreement will be released from our repurchase right.

Limitation of Liability and Indemnification of Officers and Directors

      Our certificate of incorporation limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Our certificate of incorporation provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for voting or assenting to unlawful payments of dividends or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

      Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

      In addition, our bylaws provide that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

      Since our incorporation in September 2001, we have engaged in the following transactions with our directors and officers and holders of more than 5% of our voting securities and affiliates of our directors, officers and 5% stockholders:

Stock Issuances

Issuances of Common Stock

      In October 2001, in connection with our formation, we issued 625,000 shares of restricted common stock at a price per share of $0.002 to the following officers:

	Number of Shares
	of Restricted	Aggregate
Name	Common Stock	Purchase Price

Geert Cauwenbergh	500,000	$1,000
Marcel Borgers	125,000	250

      In February 2002, we issued 75,000 shares of restricted common stock to Charles T. Nomides at a price per share of $0.002 for an aggregate purchase price of $150.

      In August 2002, we issued 100,000 shares of restricted common stock to Anne M. VanLent at a price per share of $0.60 for an aggregate purchase price of $60,000.

Issuance of Series A Convertible Preferred Stock

      In May 2002, in connection with our principal license agreements, we issued an aggregate of 8,333,333 shares of our series A convertible preferred stock in exchange for intellectual property, patent applications and licenses valued at approximately $25.0 million. The following table sets forth the number of series A shares sold to our 5% stockholders and their affiliates.

	Number of Shares
	of Series A	Aggregate
Name	Preferred Stock	Purchase Price

Johnson & Johnson Consumer Companies, Inc.	2,033,333	$6,099,999
Janssen Pharmaceutica Products, L.P.	6,300,000	18,900,000

      All shares of our series A convertible preferred stock were automatically converted into an aggregate of 4,166,666 shares of our common stock upon the consummation of our initial public offering in May 2004.

Issuance of Series B Convertible Preferred Stock

      In May 2002 and May 2003, we issued an aggregate of 15,383,336 shares of our series B convertible preferred stock at a price per share of $3.00 for a total purchase price of approximately $46.2 million. The following table sets forth the number of series B shares sold to our 5% stockholders and their affiliates.

	Number of Shares
	of Series B	Aggregate
Name	Preferred Stock	Purchase Price

Johnson & Johnson Development Corporation	50,000	$150,000
J.P. Morgan Partners (BHCA), L.P.	4,201,280	12,603,840
J.P. Morgan Partners Global Investors (Cayman) II, L.P.	37,657	112,971
J.P. Morgan Partners Global Investors, L.P.	665,744	1,997,232
J.P. Morgan Partners Global Investors (Cayman), L.P.	337,900	1,013,700
J.P. Morgan Partners Global Investors A, L.P.	90,754	272,262
Perseus-Soros Biopharmaceutical Fund, LP	4,666,667	14,000,001
TL Ventures V L.P.	3,276,660	9,829,980
TL Ventures V Interfund L.P.	56,674	170,022

      Dr. Akkaraju, one of our directors, is an affiliate of the J.P. Morgan entities, Dr. Schiff, one of our directors, is an employee of an affiliate of Perseus-Soros Biopharmaceutical Fund and Marc J. Ostro, Ph.D., one of our former directors, is an affiliate of TL Ventures.

      All shares of our series B convertible preferred stock were automatically converted into an aggregate of 7,691,667 shares of our common stock upon the consummation of our initial public offering in May 2004.

Issuance of Series C Convertible Preferred Stock

      In October 2003, we issued an aggregate of 8,205,140 shares of our series C convertible preferred stock at a price per share of $3.90 for a total purchase price of approximately $32.0 million. The following table sets forth the number of series C shares sold to our 5% stockholders and their affiliates.

	Number of Shares of
	Series C	Aggregate
Name	Preferred Stock	Purchase Price

Johnson & Johnson Development Corporation	512,820	$1,999,998
J.P. Morgan Partners (BHCA), L.P.	740,321	2,887,252
J.P. Morgan Partners Global Investors, L.P.	130,207	507,807
J.P. Morgan Partners Global Investors (Cayman), L.P.	65,370	254,943
J.P. Morgan Partners Global Investors A, L.P.	20,007	78,027
J.P. Morgan Partners Global Investors (Cayman) II, L.P.	7,310	28,509
MPM BioVentures III-QP, L.P.	3,564,477	13,901,460
MPM BioVentures III GmbH & Co. Beteiligungs KG	301,242	1,174,844
MPM BioVentures III, L.P.	239,666	934,698
MPM BioVentures III Parallel Fund, L.P.	107,651	419,839
MPM Asset Management Investors 2003 BVIII LLC	69,014	269,155
Perseus-Soros Biopharmaceutical Fund, LP	842,810	3,286,959
TL Ventures V L.P.	591,775	2,307,923
TL Ventures V Interfund L.P.	10,235	39,917

      In addition to the director affiliations set forth above under “—Issuance of Series B Preferred Stock,” Mr. Simon, one of our directors, is an affiliate of the MPM entities.

      All shares of our series C convertible preferred stock were automatically converted into an aggregate of 4,102,565 shares of our common stock upon the consummation of our initial public offering in May 2004.

Certain Relationships

Convertible Promissory Notes

      We entered into two convertible promissory notes with Johnson & Johnson Development Corporation. In November 2001, we issued a convertible promissory note payable to Johnson & Johnson Development Corporation for $100,000. In April 2002, we issued a convertible promissory note payable to Johnson & Johnson Development Corporation for $50,000. Johnson & Johnson Development Corporation converted both notes in May 2002 into an aggregate of 50,000 shares of series B convertible preferred stock. We paid cash interest of $5,671 to Johnson & Johnson Development Corporation in connection with the conversion.

Johnson & Johnson License Agreements

      In May 2002, we entered into two intellectual property transfer and license agreements with Janssen Pharmaceutica Products, L.P., Johnson & Johnson Consumer Companies, Inc. and Ortho-McNeil Pharmaceutical, Inc., each a Johnson & Johnson company. Under these license agreements, we obtained exclusive licenses to a portfolio of patents and non-exclusive licenses to related know-how to make, use and sell our initial product candidates in the field of dermatology in various countries throughout the world. These agreements are discussed above under the heading “Business—Johnson & Johnson License Agreements.”

Purchases of Raw Materials, Clinical Supplies and Commercial Supplies

      We purchased approximately $0.3 million of raw materials and clinical supplies in 2002, approximately $1.6 million in 2003 and approximately $21,000 in 2004 from affiliates of Johnson & Johnson.

      In July 2004, we entered into an agreement with Janssen Pharmaceutica, NV under which we committed to purchase €1,000,000, or approximately $1,200,000, of inventory within the two-year period ending July 2006.

Loan to Executive Officer

      During 2002, we loaned Anne VanLent $59,980 in connection with our issuance to her of 100,000 shares of restricted common stock. In September 2003, Ms. VanLent repaid the loan in full, including accrued interest of $3,024.

Director Compensation

      Please see “Management–Director Compensation” for a discussion of options granted to our non-investor, non-employee director.

Executive Compensation and Employment Agreements

      Please see “Management–Executive Compensation” for a discussion of additional information on compensation of our executive officers. Information regarding employment and restricted stock agreements with several of our executive officers is set forth under “Management— Employment and Restricted Stock Agreements with Named Executive Officers.”

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth information regarding the beneficial ownership of our common stock as of December 31, 2004 and on an as adjusted basis to reflect the sale of the common stock offered in this offering by:

•	each of the selling stockholders;

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	all persons known by us to beneficially own more than 5% of our common stock.

      The number of shares beneficially owned by each stockholder is determined under rules issued by the Securities and Exchange Commission. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares that an individual or entity has the right to acquire beneficial ownership of within 60 days of December 31, 2004 through the exercise of any warrant, stock option or other right. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

      The information in the table below with respect to each selling stockholder has been obtained from that selling stockholder. When we refer to the “selling stockholders” in this prospectus, we mean those persons listed in the table below as offering shares, as well as the pledgees, donees, assignees, transferees, successors and others who may hold any of the selling stockholders’ interest.

	Before the Offering			After the Offering

	Number of	Percentage of		Number of	Percentage of
	Shares	Shares	Number of	Shares	Shares
	Beneficially	Beneficially	Shares	Beneficially	Beneficially
Name of Beneficial Owner	Owned	Owned(1)	Offered	Owned	Owned(1)

Selling Stockholders:

Johnson & Johnson(2)	4,448,076	20.3%	694,327	3,753,749	15.7%
JPMP Capital Corp.(3)	3,148,273	14.4%	491,433	2,656,840	11.1%
Perseus-Soros BioPharmaceutical Fund, LP(4)	2,754,738	12.6%	430,004	2,324,734	9.7%
MPM BioVentures III-QP, L.P.(5)	2,141,024	9.8%	384,236	1,756,788	7.4%

Executive Officers and Directors:

Geert Cauwenbergh(6)	512,788	2.3%	—	512,788	2.1%
Charles T. Nomides(7)	83,948	*	—	83,948	*
Anne M. VanLent(8)	113,541	*	—	113,541	*
Alfred Altomari(9)	30,804	*	—	30,804	*
Albert C. Bristow(10)	13,821	*	—	13,821	*
Srinivas Akkaraju(11)	3,148,273	14.4%	491,433	2,656,840	11.1%
Robert E. Campbell(12)	26,000	*	—	26,000	*
Carl W. Ehmann, M.D.(13)	33,222	*	—	33,222	*
Peter Ernster(14)	21,083	*	—	21,083	*
Charles F. Jacey, Jr.(15)	24,300	*	—	24,300	*
Andrew N. Schiff(16)	—	*	—	—	*
Nicholas J. Simon III(5)	2,141,024	9.8%	384,236	1,756,788	7.4%
All current directors and executive officers as a group (12 persons)(17)	6,148,804	27.9%	875,669	5,273,135	21.9%

Other 5% Stockholders:

Deerfield Capital, L.P.(18)	1,436,546	6.6%	—	1,436,546	6.0%
TL Ventures V L.P.(19)	1,967,671	9.0%	—	1,967,671	8.2%

*	Less than 1%.

(1)	Our calculation of the percentage of shares beneficially owned before this offering is based on the 21,894,830 shares of our common stock outstanding as of December 31, 2004. For purposes of calculating the percentage of shares beneficially owned after this offering, the number of shares of common stock deemed outstanding after this offering assumes our issuance of 2,000,000 shares of common stock in this offering.

(2)	Includes 3,150,000 shares held by Janssen Pharmaceutica Products, L.P., 1,016,666 shares held by Johnson & Johnson Consumer Companies, Inc. and 281,410 shares held by Johnson & Johnson Development Corporation, in each case, before this offering. Janssen Pharmaceutica Products, L.P. is selling 508,689 shares in this offering, Johnson & Johnson Consumer Companies, Inc. is selling 160,638 shares and Johnson & Johnson Development Corporation is selling 25,000 shares. Johnson & Johnson is the ultimate parent of Janssen Pharmaceutica Products, L.P., Johnson & Johnson Consumer Companies, Inc. and Johnson & Johnson Development Corporation. The principal business address of Johnson & Johnson is 1 Johnson & Johnson Plaza, New Brunswick, New Jersey 08933.

(3)	Consists of 1,090,281 shares held by J.P. Morgan Partners (BHCA), L.P. (“BHCA”), 397,975 shares held by J.P. Morgan Partners Global Investors, L.P. (“Global Domestic”), 201,635 shares held by J.P. Morgan Partners Global Investors (Cayman), L.P. (“Global Cayman”), 55,380 shares held by J.P. Morgan Partners Global Investors A, L.P. (“Global Domestic A”), 22,483 shares held by J.P. Morgan Partners Global Investors (Cayman) II, L.P. (“Global Cayman II”), 84,588 shares held by J.P. Morgan Partners Global Investors (Selldown), L.P. (“Selldown”), and 1,295,931 shares held by The Bank of New York, as voting trustee for BHCA and Selldown under that certain Voting Trust Agreement dated as of June 22, 2004, in each case, before this offering. BHCA is selling 178,532 shares in this offering, Global Domestic is selling 65,168 shares, Global Cayman is selling 33,018 shares, Global Domestic A is selling 9,068 shares, Global Cayman II is selling 3,682 shares and The Bank of New York, as voting trustee on behalf of BHCA is selling 201,965 shares. The general partner of BHCA is JPMP Master Fund Manager, L.P. (“MFM”). The general partner of each of Global Domestic, Global Cayman, Global Domestic A, Global Cayman II and Selldown is JPMP Global Investors, L.P. JPMP Capital Corp., a wholly owned subsidiary of J.P. Morgan Chase & Co., a publicly traded company, is the general partner of each of MFM and JPMP Global Investors, L.P. Each of MFM, JPMP Global Investors, L.P. and JPMP Capital Corp., may be deemed beneficial owners of the shares held by BHCA, Global Domestic, Global Domestic A, Global Cayman, Global Cayman II and Selldown, however, the foregoing shall not be constructed as an admission that such entities are the beneficial owners of the shares held by BHCA, Global Domestic, Global Domestic A, Global Cayman, Global Cayman II and Selldown. The principal business address of JPMP Capital Corp. is 1221 Avenue of the Americas, New York, New York 10020.

(4)	The principal business address of Perseus-Soros BioPharmaceutical Fund, LP is 888 Seventh Avenue, 29th Floor, New York, New York 10106.

(5)	Includes 1,782,238 shares held by MPM BioVentures III-QP, L.P., 150,621 shares held by MPM BioVentures III GmbH & Co. Beteiligungs KG, 119,833 shares held by MPM BioVentures III, L.P., 53,825 shares held by MPM BioVentures III Parallel Fund, L.P. and 34,507 shares held by MPM Asset Management Investors 2003 BVIII LLC, in each case, before this offering. MPM BioVentures III-QP, L.P. is selling 319,846 shares in this offering, MPM BioVentures III GmbH & Co. Beteiligungs KG is selling 27,031 shares, MPM BioVentures III, L.P. is selling 21,506 shares, MPM BioVentures III Parallel Fund, L.P. is selling 9,660 shares and MPM Asset Management Investors 2003 BVIII LLC is selling 6,193 shares. MPM Capital LP and Medical Portfolio Management LLC, its general partner, are direct or indirect parents and/or control persons of MPM BioVentures III LLC, funds managed or advised by them, including the funds listed in this footnote above, and the general partners of such funds, and may be deemed to beneficially hold the securities owned by such entities. Mr. Simon is a general partner of MPM Capital, an affiliate of the MPM BioVentures entities. Although Mr. Simon may be deemed a beneficial owner of the shares held by the MPM BioVentures entities, he disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The principal business address of MPM BioVentures III-QP, L.P. is 111 Huntington Avenue, 31st Floor, Boston,

Massachusetts 02199. Mr. Simon’s address is c/o MPM BioVentures III-QP, L.P., 111 Huntington Avenue, 31st Floor, Boston, Massachusetts 02199.

(6)	Includes 2,500 shares owned by Dr. Cauwenbergh’s wife, 1,000 shares owned by his daughter, 1,000 shares owned by his son, 2,970 shares issuable upon exercise of stock options exercisable within 60 days of December 31, 2004 and 117,193 shares of restricted common stock held by him that within 60 days of December 31, 2004 we have the right to repurchase in specific situations. 7,812 shares are released from restriction each month.

(7)	Includes 8,948 shares of common stock issuable upon exercise of stock options exercisable within 60 days of December 31, 2004. Also includes 19,922 shares of restricted common stock that within 60 days of December 31, 2004 we have the right to repurchase in specific situations. 1,172 shares are released from restriction each month.

(8)	Includes 5,712 shares of common stock issuable upon exercise of stock options exercisable within 60 days of December 31, 2004. Also includes 26,675 shares of restricted common stock that within 60 days of December 31, 2004 we have the right to repurchase in specific situations. 1,814 shares are released from restriction each month.

(9)	Represents 30,804 shares of common stock issuable upon exercise of stock options exercisable within 60 days of December 31, 2004.

(10)	Includes 13,733 shares of common stock issuable upon exercise of stock options exercisable within 60 days of December 31, 2004.

(11)	Srinivas Akkaraju, M.D., Ph.D. is an executive officer of JPMP Capital Corp., the general partner of (i) MFM, the general partner of BHCA and (ii) JPMP Global Investors, L.P., the general partner of each of Global Domestic, Global Cayman, Global Domestic A, Global Cayman II and Selldown. Dr. Akkaraju may, therefore, be deemed to be a beneficial owner of the shares held by BHCA, Global Domestic, Global Domestic A, Global Cayman, Global Cayman II and Selldown, as described in footnote (3) above. However he disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein, if any.

(12)	Includes 24,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days of December 31, 2004 that we have the right to repurchase in specific situations. 6,000 shares will be released from restriction annually beginning in September 2005.

(13)	Includes 31,222 shares of common stock issuable upon exercise of stock options exercisable within 60 days of December 31, 2004, of which we have the right to repurchase 24,000 shares in specific situations. Of the 24,000 shares subject to our repurchase right, 6,000 shares will be released from restriction annually beginning in September 2005.

(14)	Represents 21,083 shares of common stock issuable upon exercise of stock options exercisable within 60 days of December 31, 2004, of which we have the right to repurchase 14,000 shares in specific situations. Of the 14,000 shares subject to our repurchase right, 3,500 shares will be released from restriction annually beginning in June 2005.

(15)	Includes 24,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days of December 31, 2004 that we have the right to repurchase in specific situations. 6,000 shares will be released from restriction annually beginning in September 2005.

(16)	Andrew N. Schiff is a managing director of Perseus-Soros Management, LLC, an affiliate of Perseus-Soros BioPharmaceutical Fund, LP but does not have voting or dispositive power with respect to any of the shares owned by Perseus-Soros BioPharmaceutical Fund, L.P.

(17)	Includes 162,472 shares of common stock issuable upon exercise of stock options exercisable within 60 days of December 31, 2004.

(18)	Consists of 732,641 shares held by Deerfield Capital, L.P. and Deerfield Partners, L.P. and 703,905 shares held by Deerfield International Limited. The principal business address of Deerfield Capital, L.P. is 780 Third Avenue, 37th Floor, New York, New York 10017.

(19)	Includes 1,934,217 shares held by TL Ventures V L.P. and 33,454 shares held by TL Ventures V Interfund L.P. TL Ventures V LLC is the general partner of TL Ventures V Management L.P., the general partner of TL Ventures V L.P. and the general partner of TL Ventures V Interfund L.P. TL Ventures V LLC’s members are Robert E. Keith, Jr., Gary J. Anderson, Mark J. DeNino, Christopher Moller and Safeguard Fund Management Inc., each of which may be deemed to have shared voting and dispositive power over the shares held by both TL Ventures V L.P. and TL Ventures V Interfund L.P. TL Ventures V LLC disclaims beneficial ownership of all shares, except to the extent of any indirect pecuniary interest therein. The principal business address of TL Ventures V L.P. is 700 Building, 435 Devon Park Drive, Wayne, Pennsylvania 19087.

DESCRIPTION OF CAPITAL STOCK

      The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws that we have filed with the Securities and Exchange Commission.

      As of December 31, 2004, our authorized capital stock consisted of 80,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share, all of which preferred stock are undesignated.

      As of December 31, 2004, we had issued and outstanding 21,894,830 shares of common stock, held by 39 stockholders of record.

Common Stock

      Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

      In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

      Under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock.

      The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. There are no shares of preferred stock outstanding and we have no present plans to issue any shares of preferred stock.

Options

      As of December 31, 2004, options to purchase 1,438,937 shares were outstanding at a weighted average exercise price of $4.52 per share, of which options to purchase 383,586 shares were exercisable. As of that date, an additional 381,181 shares were available for issuance under our 2004 stock incentive plan. On January 1, 2005, pursuant to the terms of our 2004 stock incentive plan, an additional 1,000,000 shares of common stock became available for future grant.

Registration Rights

      After this offering, holders of approximately 13.1 million shares of our common stock will have the right to require us to register the sales of their shares under the Securities Act, under the terms of an agreement between us and the holders of these securities. Subject to limitations specified in this agreement, these registration rights include the following:

•	an unlimited number of piggyback registration rights that require us to register sales of a holder’s shares when we undertake a public offering, subject to the discretion of the managing underwriter of the offering to decrease the amount that holders may register;

•	two demand registration rights that holders may exercise if a certain percentage of the holders request registration of shares with an aggregate offering price of $5,000,000, which require us to register sales of a holder’s shares, subject to the discretion of our board of directors to delay the registration in specified circumstances; and

•	an unlimited number of rights (up to two per twelve-month period) to require us to register sales of shares on Form S-3, a short form of registration statement permitted to be used by some companies, which holders may exercise if they request registration of the sale of more than $1,000,000 of common stock following the time we first qualify for the use of this form of registration with the Securities and Exchange Commission.

      We will bear all registration expenses if these registration rights are exercised, other than underwriting discounts and commissions. These registration rights terminate as to a holder’s shares when that holder may sell those shares under Rule 144(k) of the Securities Act, which for most parties means two years after the acquisition of the shares from us.

Anti-Takeover Provisions

      We are subject to Section 203 of the General Corporation Law of the State of Delaware. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us, and the interested stockholder and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

      Our certificate of incorporation and our bylaws divide our board of directors into three classes with staggered three-year terms. In addition, our amended and restated certificate of incorporation and our bylaws provide that directors may be removed only for cause and only by the affirmative vote of the holders of two-thirds of our shares of capital stock present in person or by proxy and entitled to vote. Under our certificate of incorporation and bylaws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

      Our certificate of incorporation and our bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation and our bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our chairman of the board, our chief executive officer or our board of directors. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

      The General Corporation Law of the State of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least two-thirds of the votes which all our stockholders would be entitled to case in any annual election of directors. In addition, the affirmative vote of the holders of at least two-thirds of the votes which all our stockholders would be entitled to case in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described in the prior two paragraphs.

Transfer Agent And Registrar

      The transfer agent and registrar for our common stock is Wachovia Bank, N.A.

NASDAQ National Market

      Our common stock is listed on the NASDAQ National Market under the symbol “BTRX.”

UNDERWRITERS

      Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Pacific Growth Equities, LLC and J.P. Morgan Securities Inc. are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Number of
Name	Shares

Morgan Stanley & Co. Incorporated
Pacific Growth Equities, LLC
J.P. Morgan Securities Inc.

Total	4,000,000

      The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of specified legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

      The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $          a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 600,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $          , the total underwriters’ discounts and commissions would be $          and the total proceeds to us would be $          .

      We, each of our directors and executive officers and the selling stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

      These restrictions do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of our common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	the issuance by us of shares or options to purchase shares of our common stock pursuant to our 2004 stock incentive plan or our employee stock purchase plan, provided that the recipient of the shares agrees to be subject to the restrictions described in the immediately preceding paragraph;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

•	transfers of shares as a gift or charitable contribution, or by will or intestacy;

•	transfers of shares to any trust the sole beneficiaries of which are the transferee and/or its immediate family members; or

•	transfers to certain entities or persons affiliated with the stockholder;

provided that in the case of each of the last three transactions, each donee, distributee, transferee and recipient agrees to be subject to the restrictions described in the immediately preceding paragraph, no filing under Section 16 of the Exchange Act is required in connection with these transactions, other than a filing on a Form 5 made after the expiration of the 90-day period, and no transaction includes a disposition for value.

      Notwithstanding the foregoing, if:

•	during the last 17 days of the 90-day period, we issue an earnings release; or

•	prior to the expiration of the 90-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period,

the above restrictions shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release.

      The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

Paid by Selling
	Paid by Barrier		Stockholders		Total

	No Exercise	Full Exercise	No Exercise	Full Exercise	No Exercise	Full Exercise

Per share	$	$	$	$	$	$
Total	$	$	$	$	$	$

      In addition, we estimate that the expenses of this offering other than underwriting discounts and commissions payable by us will be $702,400.

      In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of our common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing our common stock in this offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions or to stabilize the price of our common stock. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

      Our common stock is listed on the NASDAQ National Market under the symbol “BTRX.”

      In connection with this offering, some underwriters and any selling group members who are qualified market makers on the NASDAQ National Market may engage in passive market making transactions in our common stock on the NASDAQ National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during the business day before the pricing of this offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker’s bid, however, the bid must then be lowered when purchase limits are exceeded.

      We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

      This offering is being conducted in accordance with applicable provisions of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. because affiliates of J.P. Morgan Securities Inc., one of the underwriters, beneficially own 10% or more of our common stock. In addition, Srinivas Akkaraju, M.D., Ph.D., a partner of a venture capital firm affiliated with J.P. Morgan Securities Inc., has served as one of our directors since May 2002. Pursuant to Rule 2720, a qualified independent underwriter is not necessary in connection with this offering because of the existence of a bona fide independent market for our common stock.

LEGAL MATTERS

      Certain legal matters with respect to the validity of the shares of common stock offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, Princeton, New Jersey. Wilmer Cutler Pickering Hale and Dorr LLP, New York, New York, has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

      Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated balance sheets as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholders’ deficiency and cash flows for the period from September 17, 2001 (inception) to December 31, 2001, the years ended December 31, 2002 and 2003 and the period from September 17, 2001 (inception) through December 31, 2003, as set forth in their report. We have included our consolidated financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits filed with the registration statement for copies of the actual contract, agreement or other document. We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, we file annual, quarterly and special reports, proxy statements and other information with this Securities and Exchange Commission. These documents are publicly available, free of charge, on our website at www.barriertherapeutics.com.

      You can read the registration statement and our future filings with the Securities and Exchange Commission, over the Internet at the Securities and Exchange Commission’s website at http://www.sec.gov. You may also read and copy any document that we file with the Securities and Exchange Commission at its public reference room at 450 Fifth Street, NW, Washington, DC 20549.

      You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, NW, Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room.

BARRIER THERAPEUTICS, INC.

(a development stage company)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2002 and 2003	F-3
Consolidated Statements of Operations for the Period from September 17, 2001 (inception) to December 31, 2001, the Years Ended December 31, 2002 and 2003, and the Period from September 17, 2001 (inception) to December 31, 2003
F-4
Consolidated Statements of Stockholders’ Deficiency for the Period from September 17, 2001 (inception) to December 31, 2001, and the Years Ended December 31, 2002 and 2003	F-5
Consolidated Statements of Cash Flows for the Period from September 17, 2001 (inception) to December 31, 2001, the Years Ended December 31, 2002 and 2003, and the Period from September 17, 2001 (inception) to December 31, 2003
F-6
Notes to Consolidated Financial Statements	F-7
Consolidated Balance Sheets as of September 30, 2004 (unaudited) and December 31, 2003	F-24
Consolidated Statements of Operations for the Nine Months Ended September 30, 2003 and 2004 and the period from September 17, 2001 (inception) to September 30, 2004 (unaudited)	F- 25
Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2003 and 2004 and the period from September 17, 2001 (inception) to September 30, 2004 (unaudited)	F- 26
Notes to Consolidated Financial Statements (unaudited)	F-27

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Barrier Therapeutics, Inc.

We have audited the accompanying consolidated balance sheets of Barrier Therapeutics, Inc. and Subsidiary (a development stage company) as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholders’ deficiency and cash flows for the period from September 17, 2001 (inception) to December 31, 2001, the years ended December 31, 2002 and 2003 and for the period from September 17, 2001 (inception) to December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Barrier Therapeutics, Inc. at December 31, 2002 and 2003 and the consolidated results of their operations and their cash flows for the period from September 17, 2001 (inception) to December 31, 2001, the years ended December 31, 2002 and 2003, and for the period from September 17, 2001 (inception) to December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

MetroPark, New Jersey

February 27, 2004
Except for Note 1 as to which the date is April 27, 2004

BARRIER THERAPEUTICS, INC.

(a development stage company)

CONSOLIDATED BALANCE SHEETS

	December 31,

			2003
			Pro Forma
	2002	2003	(Note 1)

Assets
Current assets:
Cash and cash equivalents	$6,034,929	$11,471,652	$11,471,652
Marketable securities	12,109,565	42,304,660	42,304,660
Interest receivable	244,020	716,226	716,226
Prepaid expenses and other current assets	669,668	1,239,712	1,239,712

Total current assets	19,058,182	55,732,250	55,732,250
Property and equipment, net	237,481	844,741	844,741
Security deposits	—	38,579	38,579
Deferred financing costs	—	355,000	355,000

Total assets	$19,295,663	$56,970,570	$56,970,570

Liabilities, redeemable preferred stock and stockholders’ deficiency
Current liabilities:
Notes payable, current portion	$—	$253,541	$253,541
Accounts payable	1,249,462	1,358,576	1,358,576
Accrued expenses	286,497	1,952,065	1,952,065
Deferred revenue	—	453,482	453,482
Other current liabilities	47,446	32,543	32,543

Total current liabilities	1,583,405	4,050,207	4,050,207
Notes payable, long-term portion	—	193,379	193,379
Series A redeemable convertible preferred stock, $.0001 par value; 8,333,333 shares authorized, issued and outstanding at December 31, 2002 and December 31, 2003 (aggregate liquidation preference of $49,999,998 at December 31, 2003) actual, none authorized, issued or outstanding, pro forma	26,750,330	29,689,482	—
Series B redeemable convertible preferred stock, $.0001 par value; 15,383,336 shares authorized, 7,716,670 shares issued and outstanding at December 31, 2002; and 15,383,336 shares authorized, issued and outstanding at December 31, 2003 (aggregate liquidation preference of $92,300,016 at December 31, 2003) actual, none authorized, issued or outstanding, pro forma	24,159,433	51,832,740	—
Series C redeemable convertible preferred stock $.0001 par value; 8,205,140 shares authorized, issued and outstanding at December 31, 2003 (aggregate liquidation preference of $64,000,092 at December 31, 2003) actual, none authorized, issued or outstanding, pro forma	—	32,738,346	—
Stockholders’ deficiency:
Common stock, $.0001 par value; 28,216,669 shares authorized; 822,500 issued and outstanding at December 31, 2002; 40,000,000 shares authorized; 822,500 issued and outstanding at December 31, 2003; and 16,783,398 issued and outstanding pro forma	83	83	1,678
Additional paid-in capital	39,559	887,268	115,146,241
Deficit accumulated during development stage	(33,217,306)	(61,864,753)	(61,864,753)
Notes receivable from officer	(59,980)	—	—
Deferred compensation	—	(527,652)	(527,652)
Other comprehensive income (loss)	40,139	(28,530)	(28,530)

Total stockholders’ deficiency	(33,197,505)	(61,533,584)	52,726,984

Total liabilities and stockholders’ deficiency	$19,295,663	$56,970,570	$56,970,570

See accompanying notes.

BARRIER THERAPEUTICS, INC.

(a development stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Period from			Period from
	September 17,			September 17,
	2001			2001
	(inception) to	Year Ended December 31,		(inception) to
	December 31,			December 31,
	2001	2002	2003	2003

Grant revenue	$—	$—	$366,751	$366,751
Operating expenses:
Research and development	—	3,542,638	17,484,410	21,027,048
General and administrative	20,097	1,531,347	3,730,258	5,281,702
In-process research and development	—	25,000,000	—	25,000,000

Total operating expenses	20,097	30,073,985	21,214,668	51,308,750

Loss from operations	(20,097)	(30,073,985)	(20,847,917)	(50,941,999)
Interest income	15	274,636	418,906	693,557
Interest expense	(1,185)	(4,586)	(3,289)	(9,060)

Loss before income tax benefit	(21,267)	(29,803,935)	(20,432,300)	(50,257,502)
Income tax benefit	—	—	217,027	217,027

Net loss	(21,267)	(29,803,935)	(20,215,273)	(50,040,475)
Preferred stock accretion	—	(3,392,104)	(8,432,174)	(11,824,278)

Net loss attributable to common stockholders	$(21,267)	$(33,196,039)	$(28,647,447)	$(61,864,753)

Basic and diluted net loss attributable to common stockholders per share	—	$(240.75)	$(83.95)

Weighted-average shares outstanding—basic and diluted	—	137,889	341,256

Unaudited pro forma basic and diluted net loss attributable to common stockholders			$(2.39)

Unaudited pro forma weighted-average shares outstanding—basic and diluted			11,972,024

See accompanying notes.

BARRIER THERAPEUTICS, INC.

(a development stage company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIENCY

Period from September 17, 2001 (inception) to December 31, 2001,

and the years ended December 31, 2002 and 2003

				Deficit
				Accumulated	Notes		Other
	Common Stock		Additional	During	Receivable		Comprehensive	Total
			Paid-in	Development	From	Deferred	Income	Stockholders’
	Shares	Amount	Capital	Stage	Officer	Compensation	(Loss)	Deficiency

Initial incorporation on September 17, 2001 (inception)	637,500	$64	$1,212	$—	$—	$—	$—	$1,276
Net loss				(21,267)				(21,267)

Balance at December 31, 2001	637,500	64	1,212	(21,267)	—	—	—	(19,991)
Issuance of common stock	185,000	19	20,880					20,899
Compensation expense related to options issued to non-employees			17,467					17,467
Loan to officer					(59,980)			(59,980)
Preferred stock accretion				(3,392,104)				(3,392,104)
Net loss				(29,803,935)				(29,803,935)
Other comprehensive income (loss):
Unrealized gain on available for sale securities							30,992	30,992
Foreign currency translation							9,147	9,147

Total comprehensive loss								(29,763,796)

Balance at December 31, 2002	822,500	83	39,559	(33,217,306)	(59,980)	—	40,139	(33,197,505)
Compensation expense related to options issued to non-employees			107,448					107,448
Restricted stock no longer subject to repurchase			14,511					14,511
Deferred compensation relating to stock options			725,750			(725,750)		—
Amortization of deferred compensation						198,098		198,098
Repayment of notes receivable					59,980			59,980
Preferred stock accretion				(8,432,174)				(8,432,174)
Net loss				(20,215,273)				(20,215,273)
Other comprehensive income (loss):
Unrealized loss on available for sale securities							(42,816)	(42,816)
Foreign currency translation							(25,853)	(25,853)

Total comprehensive loss								(20,283,942)

Balance at December 31, 2003	822,500	$83	$887,268	$(61,864,753)	$—	$(527,652)	$(28,530)	$(61,533,584)

See accompanying notes.

BARRIER THERAPEUTICS, INC.

(a development stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Period from			Period from
	September 17,			September 17,
	2001			2001
	(inception) to	Year Ended December 31,		(inception) to
	December 31,			December 31,
	2001	2002	2003	2003

Operating activities
Net loss	$(21,267)	$(29,803,935)	$(20,215,273)	$(50,040,475)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	—	38,462	143,779	182,241
Amortization of deferred compensation	—	—	198,098	198,098
Purchased in-process research and development	—	25,000,000	—	25,000,000
Non-cash compensation expense related to the issuance of options to non-employees	—	17,467	107,448	124,915
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	—	(669,668)	(384,450)	(1,054,118)
Interest receivable	—	(244,020)	(472,206)	(716,226)
Deferred financing costs	(17,832)	17,832	(355,000)	(355,000)
Accounts payable and accrued expenses	25,451	1,510,508	1,774,682	3,310,641
Deferred revenue	—	—	453,482	453,482
Other current liabilities	1,185	1,009	(392)	1,802

Net cash used in operating activities	(12,463)	(4,132,345)	(18,749,832)	(22,894,640)
Investing activities
Purchase of fixed assets	—	(275,943)	(751,039)	(1,026,982)
Security deposits	—	—	(38,579)	(38,579)
Purchase of marketable securities	—	(13,034,384)	(52,592,578)	(65,626,962)
Maturities of marketable securities	—	955,811	22,354,667	23,310,478

Net cash used in investing activities	—	(12,354,516)	(31,027,529)	(43,382,045)
Financing activities
Issuance of convertible promissory notes	100,000	50,000	—	150,000
Repayment of loan to officer	—	—	59,980	59,980
Borrowings under notes payable	—	—	267,851	267,851
Repayment of notes payable	—	—	(6,525)	(6,525)
Proceeds from issuance of preferred stock	—	22,367,659	54,918,631	77,286,290
Proceeds from issuance of common stock	1,276	171	—	1,447
Proceeds from exercise of stock options	—	6,000	—	6,000

Net cash provided by financing activities	101,276	22,423,830	55,239,937	77,765,043
Effect of exchange rate on cash and cash equivalents	—	9,147	(25,853)	(16,706)

Net increase in cash and cash equivalents	88,813	5,946,116	5,436,723	11,471,652
Cash and cash equivalents, beginning of period	—	88,813	6,034,929	—

Cash and cash equivalents, end of period	$88,813	$6,034,929	$11,471,652	$11,471,652

Supplemental disclosures of cash flow information
Cash paid during the period for interest	$—	$5,671	$3,289	$8,960

Non-cash investing and financing activities
Issuance of common stock in exchange for notes payable	$—	$59,980	$—	$59,980

Preferred stock issued for convertible promissory note	$—	$150,000	$—	$150,000

Release of formerly restricted stock	$—	$—	$14,511	$14,511

Issuance of note payable in exchange for prepaid insurance	$—	$—	$185,594	$185,594

Issuance of Series A redeemable convertible preferred stock in exchange for purchased in-process research and development)	$—	$25,000,000	$—	$25,000,000

See accompanying notes.

BARRIER THERAPEUTICS, INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003

1.	Summary of Significant Accounting Policies

Organization, Description of Business and Basis of Presentation

      Barrier Therapeutics, Inc. (the “Company”) was incorporated in Delaware on September 17, 2001 but commenced active operations in May 2002. The Company was formed to develop and market products that address medical needs in the treatment of dermatological diseases and disorders initially based on intellectual property in-licensed from Janssen Pharmaceutica Products, L.P., Johnson & Johnson Consumer Companies, Inc. and Ortho-McNeil Pharmaceutical, Inc., each a Johnson & Johnson company. The Company’s activities since inception have consisted principally of raising capital, performing research and development, hiring personnel and establishing facilities. Accordingly, the Company is considered to be in the development stage. The Company has offices in Princeton, New Jersey and Geel, Belgium.

      Since inception, the Company has relied primarily upon the private sale of equity securities to fund operations. While the Company believes that its existing resources should be sufficient to meet its capital and liquidity requirements through at least the end of 2005, the Company will require additional funds or need to generate significant revenue to achieve and maintain profitability. Even if the Company succeeds in developing and commercializing one or more of its product candidates, it may never achieve sufficient sales revenue to achieve or maintain profitability. There can be no assurance that we will be able to obtain additional capital when needed on acceptable terms, if at all.

Reverse Stock Split

      As a result of the one-for-two reverse stock split that will be effective prior to the time the Company’s registration statement on Form S-1 relating to the initial public offering of the Company’s common stock becomes effective, every two shares of the Company’s common stock were replaced with one share of the Company’s common stock. All references to common stock, common shares outstanding, average number of common shares outstanding and per share amounts in these consolidated financial statements and notes to consolidated financial statements prior to the effective date of the reverse stock split have been restated to reflect the one-for-two reverse stock split on a retroactive basis.

Consolidation

      The financial statements include the accounts of Barrier Therapeutics, Inc. and its wholly-owned subsidiary, Barrier Therapeutics, NV. Intercompany transactions and balances are eliminated in consolidation.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

      The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2003, the Company has substantially all of its cash and cash equivalents deposited with one financial institution.

BARRIER THERAPEUTICS, INC.
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Marketable Securities

      Short-term marketable securities are carried at cost, which approximates fair value. Investments classified as available-for-sale are carried at estimated fair value with unrealized gains and losses recorded as a component of accumulated other comprehensive income. Management determines the appropriate classification of its investment in debt and equity securities at the time of purchase and reevaluates such determination at each balance sheet date.

Fair Value of Financial Instruments

      The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, accounts payable and accrued expenses, approximate their fair values. The estimated fair value of the redeemable convertible preferred stock at December 31, 2003 is approximately $124,495,000 based on the October 2003 preferred stock sales price of $3.90 per share.

Fixed Assets

      Fixed assets include furniture and fixtures, computer and office equipment and software. Fixed assets are stated at cost, less accumulated depreciation. Depreciation is provided over the estimated useful lives of the respective assets, generally three to seven years, using the straight-line method. Leasehold improvements are amortized over the estimated useful lives of the assets or related lease terms, whichever is shorter.

Impairment of Long-Lived Assets

      The Company reviews long-lived assets, including fixed assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Impairment, if any, is assessed using discounted cash flows. Through December 31, 2003, no impairment has occurred.

Redeemable Convertible Preferred Stock

      The carrying value of redeemable preferred stock is increased by periodic accretions so that the carrying amount will equal the redemption amount at the earliest redemption date. These increases are effected through charges to additional paid-in capital, to the extent there is any, and thereafter, to deficit accumulated during the development stage.

Revenue Recognition

      The Company uses revenue recognition criteria in Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” and Emerging Issues Task Force (“EITF”) Issue 00-21 “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). Accordingly, revenues from licensing agreements are recognized based on the performance requirements of the agreement. Non-refundable up-front fees, where the Company has an ongoing involvement or performance obligation, are generally recorded as deferred revenue in the balance sheet and amortized into license fees in the statement of operations over the terms of the performance obligation.

      Grant revenues are recognized as the Company provides the services stipulated in the underlying grant based on the time and materials incurred. Amounts received in advance of services provided are recorded as deferred revenue and amortized as revenue when the services are provided.

BARRIER THERAPEUTICS, INC.
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Research and Development Costs

      Costs to develop the Company’s products are expensed as incurred. Assets acquired that are used for research and development and have no future alternative use are expensed as in-process research and development.

Concentration of Credit Risk

      The Company’s financial instruments that are exposed to concentration of credit risks consist primarily of cash and cash equivalents, and marketable securities. The Company maintains its cash and cash equivalents in bank accounts which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to significant credit risk on cash and cash equivalents.

Income Taxes

      The Company accounts for income taxes under the asset and liability method whereby deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Foreign Currency Translation

      Assets and liabilities are translated into U.S. dollars at year-end exchange rates and equity accounts are translated at historical exchange rates. The Company translates income and expense accounts at weighted average rates for each month and records gains and losses from the translation of financial statements in foreign currencies into U.S. dollars in other comprehensive income.

Comprehensive Loss

      Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, requires components of other comprehensive loss, including unrealized gains and losses on available-for-sale securities and foreign currency translation, to be included as part of total comprehensive loss. The components of comprehensive loss are included in the statements of stockholders’ deficiency.

Stock-Based Compensation

      In December 2002, SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123 (“SFAS 148”) was issued. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation from the intrinsic value-based method of accounting prescribed by APB Opinion 25, Accounting for Stock Issued to Employees (“APB 25”). In addition, SFAS 148 amends the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). The Company adopted the disclosure requirements of SFAS 148 effective December 31, 2002. As allowed by SFAS 123, the Company has elected to continue to apply the intrinsic value-based method of accounting prescribed in APB Opinion 25 and, accordingly, does not recognize compensation expense for stock option grants made at an exercise price equal to or in excess of the fair market value of the stock at the date of grant.

BARRIER THERAPEUTICS, INC.
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

      Had compensation cost for the Company’s outstanding employee stock options been determined based on the fair value at the grant dates for those options consistent with SFAS 123, the Company’s net loss and basic and diluted net loss per share, would have been changed to the following pro forma amounts:

	Period from
	September 17,
	2001
	(inception) to	Year Ended December 31,
	December 31,
	2001	2002	2003

Net loss attributable to common stockholders	$(21,267)	$(33,196,039)	$(28,647,447)
Add noncash employee compensation as reported			198,098
Deduct total stock-based employee compensation expense determined under fair value based method for all awards	—	(69,156)	(600,483)

SFAS 123 pro forma net loss	$(21,267)	$(33,265,195)	$(29,049,832)

Basic and diluted loss attributable per common share	$—	$(240.75)	$(83.95)

Basic and diluted loss attributable to common stockholders per share, SFAS 123 pro forma	$—	$(241.25)	$(85.13)

Unaudited pro forma basic and diluted net loss attributable to common stockholders per share, SFAS 123 pro forma			$(2.43)

      SFAS 123 pro forma information regarding net loss is required by SFAS 123, and has been determined as if the Company had accounted for its stock-based employee compensation under the fair value method prescribed in SFAS 123. The fair value of the options was estimated at the date of grant using the minimum value pricing model with the following assumptions:

	Period from
	September 17,
	2001
	(inception) to	Year Ended December 31,
	December 31,
	2001	2002	2003

Risk-free interest rate	4.5%	4.0-4.5%	2.8-3%
Dividend yield	0%	0%	0%
Expected life	10 years	9.5 years	9.0 years

      The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. Stock option grants are expensed over their respective vesting periods.

      The Company accounts for options issued to nonemployees under SFAS 123 and EITF Issue 96-18, Accounting for Equity Investments that are Issued to Other than Employees for Acquiring or in Conjunction with Selling Goods or Services (“EITF 96-18”). As such, the value of such options is periodically remeasured and income or expense is recognized during their vesting terms.

Deferred Stock Compensation

      During the year ended December 31, 2003, in connection with the grant of stock options to employees and directors, the Company recorded deferred stock compensation totaling $725,750, representing the

BARRIER THERAPEUTICS, INC.
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

difference between the fair value of common stock on the date such options were granted, determined in accordance with GAAP, and the exercise price. These amounts are included as a reduction of stockholders’ equity and are being amortized over the vesting period of the individual options, generally four years, using an accelerated vesting method. The accelerated vesting method provides for vesting of portions of the overall award at interim dates and results in higher vesting in earlier years than straight-line vesting. During the year ended December 31, 2003, the Company recorded amortization of deferred stock compensation of $198,098.

Net Loss Per Common Share

      The Company computes basic net loss per common share (“Basic EPS”) by dividing net loss by the weighted-average number of common shares outstanding. Diluted net loss per common share (“Diluted EPS”) is computed by dividing net loss by the weighted-average number of common shares and dilutive common shares equivalents then outstanding. Common equivalent shares consist of the incremental common shares issuable upon the conversion of preferred stock, and the shares issuable upon the exercise of stock options. Diluted EPS is identical to Basic EPS since common equivalent shares are excluded from the calculations, as their effect is anti-dilutive. The following table summarizes the Company’s calculation of net loss per common share:

	Period from
	September 17,
	2001
	(inception) to	Year Ended December 31,
	December 31,
	2001	2002	2003

Net loss attributable to common stockholders	$(21,267)	$(33,196,039)	$(28,647,447)

Basic and diluted:
Weighted-average shares of common stock outstanding	637,500	735,288	822,500
Less: weighted-average shares subject to repurchase	(637,500)	(597,399)	(481,245)

Shares used in computing basic and diluted net loss per common share	—	137,889	341,255

Basic and diluted net loss per common share	$—	$(240.75)	$(83.95)

Unaudited Pro Forma Information

      The unaudited pro forma balance sheet as of December 31, 2003, reflects the automatic conversion of all outstanding shares of the Company’s redeemable convertible preferred stock into an aggregate of 31,921,809 shares of common stock prior to the completion of the Company’s initial public offering.

      Unaudited pro forma net loss per share is computed using the weighted-average number of common shares outstanding, including the pro forma effects of the automatic conversion of all outstanding convertible preferred stock into shares of the Company’s common stock effective prior to the assumed closing of the Company’s proposed initial public offering, as if such conversion had occurred at the date of the original issuance.

Recently Issued Accounting Pronouncements

      During 2003, the Financial Accounting Standards Board (“FASB”), issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”), which is an interpretation of Accounting Research

BARRIER THERAPEUTICS, INC.
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Bulletin No. 51, Consolidated Financial Statements. FIN 46 requires that if an entity has a controlling interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003.

      The Company implemented the provisions of FIN 46 for its financial statements for the year ending December 31, 2003 for any variable interest entities created before February 1, 2003. The adoption of FIN 46 did not affect the financial position or results of operations of the Company.

      In May 2003, SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”) was issued. This statement establishes how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity, including redeemable convertible preferred stock. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the interim period commencing July 1, 2003, except for mandatory redeemable financial instruments of nonpublic companies. The FASB has indefinitely deferred implementation of certain provisions of SFAS 150. The adoption of SFAS 150 did not affect the financial position or results of operations of the Company.

2.     Available for Sale Investments

      The following is a summary of available for sale investments as of December 31, 2002 and December 31, 2003:

		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

December 31, 2002
Maturities within one year:
Corporate notes	$10,011,538	$15,577	$—	$10,027,115
Maturities between one to five years:
Corporate notes	2,067,035	15,415	—	2,082,450

Total	$12,078,573	$30,992	$—	$12,109,565

December 31, 2003
Maturities within one year:
Corporate notes	$32,063,659	$—	$(26,919)	$32,036,740
Maturities between one to five years:
Corporate notes	10,252,825	15,095		10,267,920

Total	$42,316,484	$15,095	$(26,919)	$42,304,660

BARRIER THERAPEUTICS, INC.
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

3.     Fixed Assets

      Fixed assets consist of the following (none at December 31, 2001):

	December 31,

	2002	2003

Furniture and fixtures	$38,871	$298,151
Computer, laboratory and office equipment	161,249	426,605
Computer software	75,823	279,721
Leasehold improvements	—	22,505

	275,943	1,026,982
Less accumulated depreciation	(38,462)	(182,241)

	$237,481	$844,741

      Depreciation expense was $38,462 and $143,779 for the years ended December 31, 2002 and 2003, respectively.

4.     Balance Sheet Detail

      Accrued liabilities consist of the following as of December 31:

	December 31,

	2002	2003

Accrued clinical trial costs	$89,164	$906,112
Accrued compensation and benefits	86,755	411,507
Accrued other	110,578	634,446

	$286,497	$1,952,065

5.     Convertible Promissory Notes

      The Company issued two promissory notes to Johnson & Johnson Development Corporation. The first note for $100,000 was issued on November 29, 2001. The second note for $50,000 was issued on April 10, 2002. Both notes were converted into series B redeemable convertible preferred stock on May 7, 2002 at $3.00 per share, and accrued interest of $5,671 was paid in cash.

6.     Notes Payable

      In November 2003, the Company entered into a promissory note for $267,851 to finance equipment purchases (see Note 11). The note is payable in 35 monthly installments of $8,498 including interest at 8.84%. At December 31, 2003, the balance payable is $261,327.

      In December 2003, the Company financed $185,593 for a portion of its clinical trial insurance. The balance is due in nine monthly payments of $21,110 through October 1, 2004, including interest at 5.62%.

7.     Income Taxes

      There is no tax provision for federal income taxes as the Company has incurred operating losses since inception. At December 31, 2003, the Company has net operating loss carryforwards for federal income tax

BARRIER THERAPEUTICS, INC.
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

purposes of approximately $25,000,000, which begin to expire in 2021. The Company has research tax credit carryovers at December 31, 2003 of approximately $180,000, which begin to expire in 2021.

      Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The Company has not performed a detailed analysis to determine whether an ownership change under Section 382 of the Internal Revenue Code occurred. The effect of an ownership change would be the imposition of an annual limitation on the use of net operating loss carryforwards attributable to periods before the change.

      Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred tax assets relate primarily to its net operating loss carryforwards. At December 31, 2002 and December 31, 2003, a valuation allowance was recorded to fully offset the net deferred tax asset. The change in the valuation allowance for the years ended December 31, 2003 and 2002 was approximately $8,034,000 and $1,930,000, respectively. Significant components of the Company’s deferred tax assets at December 31, 2002 and 2003 are as follows:

	December 31,

	2002	2003

Deferred tax assets:
Net operating loss carryforwards	$1,809,000	$9,675,000
Stock-based compensation	—	129,000
Research tax credits	121,000	180,000
Other	—	42,000

Total deferred tax asset	1,930,000	10,026,000
Deferred tax liabilities:
Depreciation	—	(62,000)

Total gross deferred tax liabilities	—	(62,000)
Less valuation allowance	(1,930,000)	(9,964,000)

Net deferred tax asset	$—	$—

      During 2003, the Company sold a portion of its New Jersey State operating loss carryforwards, resulting in the recognition of a tax benefit of approximately $217,000.

BARRIER THERAPEUTICS, INC.
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

      A reconciliation of the statutory tax rates and the effective tax rates for the period September 17, 2001 (inception) to December 31, 2001 and the years ended December 31, 2002 and 2003 is as follows:

	Period from
	September 17,
	2001
	(inception) to	Year Ended December 31,
	December 31,
	2001	2002	2003

Statutory rate	(34)%	(34)%	(34)%

State income tax	—	—	(6)%
Change in valuation allowance	34	6	39
Purchased in-process research and development	—	28	—

Benefit for income tax	—%	—%	(1)%

8.	Stockholders’ Deficiency and Capital Structure

Redeemable Convertible Preferred Stock

      The authorized, issued and outstanding shares of redeemable convertible preferred stock were as follows:

	December 31, 2003

		Shares Issued	Liquidation	Aggregate
	Shares	and	Preference	Liquidation
	Authorized	Outstanding	Per Share	Preference

Series A	8,333,333	8,333,333	$6.00	49,999,998
Series B	15,383,336	15,383,336	$6.00	92,300,016
Series C	8,205,140	8,205,140	$7.80	64,000,092

	31,921,809	31,921,809		206,300,106

      Each share of the redeemable convertible preferred stock is convertible at the stockholder’s option at any time into common stock on a one-for-one basis, subject to adjustment for antidilution and subject to equitable adjustment to reflect the reverse stock split. With the exception of the Series A described below, each share of convertible preferred stock is entitled to voting rights equivalent to common stock.

Series A Redeemable Convertible Preferred Stock

      Series A redeemable convertible preferred stock (“Series A”) was issued in exchange for licenses, intellectual property, patents and patent applications valued at $25,000,000 (see Note 9). The holders of Series A are Janssen Pharmaceutica Products, L.P. and Johnson & Johnson Consumer Companies, Inc.

Series B Redeemable Convertible Preferred Stock

      The Company received an aggregate of $46,150,008 in exchange for the issuance of the Series B redeemable convertible preferred stock (“Series B”) at $3.00 per share. As a result of the initial closing of 7,716,670 shares during May 2002, the Company received $23,000,010 cash, and $150,000 of debt was converted to Series B (see Note 5) during 2002. On May 7, 2003 (the second closing), the Company issued 7,666,666 shares for an aggregate purchase price of $22,999,998. Offering costs of approximately $632,000 were netted against gross proceeds.

BARRIER THERAPEUTICS, INC.
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Series C Redeemable Convertible Preferred Stock

      The Company received an aggregate of $32,000,046 in exchange for the issuance of the Series C redeemable convertible preferred stock (“Series C”). Offering costs of approximately $81,000 were netted against gross proceeds.

	Series A Redeemable		Series B Redeemable		Series C Redeemable
	Convertible		Convertible		Convertible
	Preferred Stock		Preferred Stock		Preferred Stock

	Shares	Amount	Shares	Amount	Shares	Amount

Balance at December 31, 2001	—	$—	—	$—	—	$—
Issuance of Series A Redeemable Convertible Preferred Stock	8,333,333	25,000,000	—	—	—	—
Issuance of Series B Redeemable Convertible Preferred Stock	—	—	7,716,670	22,517,659	—	—
Accretion to redemption value	—	1,750,330	—	1,641,774	—	—

Balance at December 31, 2002	8,333,333	26,750,330	7,716,670	24,159,433	—	—
Issuance of Series B Redeemable Convertible Preferred Stock	—	—	7,666,666	22,999,998	—	—
Accretion to redemption value	—	2,939,152	—	4,673,309	—	—
Issuance of Series C Redeemable Convertible Preferred Stock	—	—	—	—	8,205,140	31,918,633
Accretion to redemption price	—	—	—	—	—	819,713

Balance at December 31, 2003	8,333,333	$29,689,482	15,383,336	$51,832,740	8,205,140	$32,738,346

Preferred Stock Voting

      The holders of Series A have a maximum voting power equal to the lesser of (a) the actual percentage interest held by such holders, or (b) 19.9% of the aggregate outstanding voting interests of the combined capitalization of the Company (the “Series A Voting Adjustment”). There is no such limitation on the voting interests of holders of Series B or Series C.

Preferred Stock Dividends

      The holders of Series A, Series B and Series C are entitled to receive cumulative dividends at the rate of 8% of the applicable purchase price per share per annum in preference to the common stock. Dividends are payable only when declared by the Board. No dividends have been declared from inception through December 31, 2003.

Redemption Rights

      At any time on or after December 31, 2008, the holders of two-thirds of Series B and Series C (voting together as a class) may require the Company to redeem all of Series B and Series C for an amount equal to two times the original Series B or Series C purchase price as the case may be, plus accrued but unpaid dividends. If the holders of the Series B and Series C elect to require the Company to redeem the Series B and Series C shares, the holders of the Series A also have a redemption right to require the Company to redeem

BARRIER THERAPEUTICS, INC.
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

their shares for an amount equal to two times the original Series A purchase price plus accrued but unpaid dividends.

      If redemption is elected, the Company will redeem the Series A, Series B and Series C in three equal annual installments. If the Company does not have sufficient funds legally available to redeem all shares of preferred stock for which redemption has been requested, then the Company must redeem such shares ratably.

Liquidation Preference

      In the event of a Liquidity Event (liquidation, winding up, sale, merger or reorganization in which the Company is not the controlling surviving entity), the holders of Series A, Series B and Series C are entitled to receive in preference to the common stock or any other junior ranking stock an amount equal to two times the original purchase price per share plus any accrued but unpaid dividends.

Conversion

      Each holder of Series A, Series B and Series C is entitled at any time to convert its holdings into common stock for that number of shares of common stock which is determined by dividing the original purchase price by the conversion price then in effect, which is currently equal to the original purchase price. The conversion price is subject to adjustments for antidilution and subject to equitable adjustment to reflect the reverse stock split. Series A, Series B and Series C will be automatically converted into common stock upon (a) the consummation of an IPO at an offering price which is not less than two times the original purchase price per share of the Series C in an offering with aggregate net proceeds to the Company of not less than $50,000,000 (calculated after deducting underwriters’ commissions and other offering expenses) or (b) the vote of a two-thirds interest of Series C, Series B and Series A (after the Series A Voting Adjustment), voting together as a single class.

      In addition, all shares of Series C will be automatically converted upon the vote of 70% of the Series C and all shares of Series A and Series B will be converted upon the vote of two-thirds of Series A and Series B.

Common Stock

      The Company is authorized to issue 40,000,000 shares of common stock. The Company is required to, at all times, reserve and keep available out of its authorized but unissued shares of common stock sufficient shares to effect the conversion of the shares of the redeemable convertible preferred stock and stock options.

Restricted Stock Purchase Agreements

      On October 31, 2001, the Company entered into restricted stock purchase agreements with three individuals who were founders of the Company, for an aggregate of 637,500 shares at a price of $.002 per share. Additionally, in February 2002, 75,000 shares were issued to another individual considered to be a founder of the Company, under a restricted stock purchase agreement. On August 1, 2002, the Company issued 100,000 shares of common stock under a restricted stock purchase agreement to one of the officers of the Company for $20 cash and a full-recourse note for $59,980. The note and accrued interest were repaid in full during 2003.

      The restricted shares generally vest as follows: (a) 25% on the common stock shall vest on the date each founder commences employment with the Company, (b) 18.75% shall vest on the first anniversary of the date of employment, (c) the remaining 56.25% shall vest in equal installments over a three year period beginning the month following the first anniversary.

BARRIER THERAPEUTICS, INC.
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Stock Options

      On April 26, 2002, the Company’s Board of Directors and stockholders approved the Company’s 2002 Equity Compensation Plan (the “2002 Plan”). The 2002 Plan provides for the granting of options to purchase shares of the Company’s common stock to key employees, advisors and consultants at a price not less than the fair market value at the date of grant, or 110% of the fair market value at the date of grant if the optionee is a ten percent owner. Under the provisions of the 2002 Plan, no option will have a term in excess of 10 years. In September 2003, the Board increased by 500,000 to 1,537,500, the shares reserved for issuance upon exercise of options.

      The 2002 Plan is intended to encourage ownership of stock by employees and consultants of the Company and to provide additional incentives for them to promote the success of the Company’s business and is administered by the Board of Directors or committee consisting of members of the Board. The Board or committee is responsible for determining the individuals to be granted options, the number of options each individual will receive, the option price per share and the exercise period of each option. Options granted pursuant to the 2002 Plan generally vest 25% after the first year, and the remaining 75% vest monthly over the next three years.

      The following table summarizes information about stock options outstanding at December 31, 2003. There were no stock options issued in 2001.

		Options Outstanding

	Shares		Option	Weighted-
	Available	Number	Price	Average
	for	of	Per Share	Exercise
	Grant	Shares	Range	Price

Balance at December 31, 2001	—	—	$—	$—
Shares authorized	1,037,500	—	—	—
Options granted	(367,500)	367,500	.60	.60
Options exercised	—	(10,000)	.60	.60
Options forfeited	—	—	—	—
Restricted shares granted	(100,000)	—	—	—

Balance at December 31, 2002	570,000	357,500	.60	.60
Shares authorized	500,000	—	—	—
Options granted	(521,083)	521,083	.80-3.00	.88
Options exercised	—	—	—	—
Options forfeited	—	—	—	—

Balance at December 31, 2003	548,917	878,583	$.60-3.00	$.88

      The following table summarizes information about vested stock options outstanding:

	December 31,

	2002	2003

Vested stock options	24,722	159,404
Weighted-average exercise price	$.60	$.68

BARRIER THERAPEUTICS, INC.
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

      The following table summarizes information about stock options outstanding at December 31, 2003:

			Weighted-
			Average
	Options	Options	Remaining
Exercise Price	Outstanding	Vested	Contractual Life

$.60	357,500	142,099	8.6
.80	145,333	3,555	9.3
1.00	246,500	—	9.6
1.50	125,500	13,750	9.8
3.00	3,750	—	9.9

	878,583	159,404	9.1

      The weighted-average fair value of options outstanding as of December 31, 2003 was $7.66.

      Compensation expense of $17,467 and $107,448 has been recognized in 2002 and 2003, respectively, for non-employee options granted.

9.	In-Process Research and Development

      In 2002, the Company licensed its initial portfolio of product candidates, other than Ecalcidene, and the patents and other intellectual property and know-how, test data, marketing data and other tangible property associated with those product candidates, from affiliates of Johnson & Johnson under two similar but separate intellectual property transfer and license agreements for use in the field of dermatology. Under the license agreements, the Company also has access to the classes of compounds claimed in the patents licensed to the Company under the license agreements, which the Company can screen in its search for new product candidates in the field of dermatology. This transaction was accounted for as an acquisition of assets.

      The status of the most advanced of these product candidates at the time of acquisition are described below:

Seboride, a once-a-day dose topical gel based on the combination of ketoconazole and desonide for the treatment of seborrheic dermatitis that combines the long-lasting effect of the antifungal agent with the fast-acting, mid-potency steroid. As of the date acquired, Phase 2 clinical trials were completed for Seboride, and two Phase 3 clinical trials needed to be initiated and successfully completed prior to a new drug application filing.

Zimycan, an ointment with an active ingredient of 0.25% miconazole, an antifungal agent in a zinc oxide and petrolatum base for the treatment of infants with Candida-associated diaper dermatitis. When acquired, the Company needed to design, initiate and successfully complete an additional Phase 3 clinical trial in Candida-associated diaper dermatitis and file an amendment to the Company’s new drug application that was assigned to the Company under the license agreements.

Hyphanox, formerly referred to by the Company as Sporamelt, an oral formulation of itraconazole, an antifungal agent, that the Company is developing for the treatment of various fungal infections. Bioequivalence studies and two Phase 3 clinical trials with an initial melt extrusion formulation of the drug were performed prior to the Company’s acquisition of rights to the product candidate. As part of the license agreements, Johnson & Johnson, through its affiliates, retained an exclusive option to acquire the right to commercialize Hyphanox on a geographic region-by-region basis.

Liarozole, the Company’s first product candidate based on a class of molecules known as retinoic acid metabolism blocking agents, or RAMBAs. The Company is developing Liarozole as an oral

BARRIER THERAPEUTICS, INC.
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

treatment for congenital ichthyosis. As of the acquisition date, topical Liarozole had undergone initial Phase 2 and Phase 3 clinical trials for ichthyosis.

      The project rights were reviewed to determine the stage of their development, the achievement of technological feasibility and the technical milestones needed to be reached before commercialization is possible. It was determined as of the acquisition date that each project had significant technical risk associated with achieving the technological feasibility needed for FDA approval and each project had significant milestones to reach before commercialization. It was also determined that all of the projects had no alternative future uses if they were not successful. Accordingly, each product was classified as in-process research and development and expensed immediately.

      The Company valued the assets acquired based on the value of the consideration that Johnson & Johnson received in the transaction. Concurrent with the transaction the Company issued for cash 15,333,336 shares of its series B redeemable convertible preferred stock, with similar characteristics to its series A redeemable convertible preferred stock, to investors not related to the Company or Johnson & Johnson. Based on the value of the Company’s series B redeemable convertible preferred stock, the Company valued the in-process research and development at $25,000,000.

10.     Loss Per Share

      The following table set forth the computation of basic and diluted net loss attributed to common stockholders per share:

	Period from
	September 17,
	2001
	(inception) to	Year Ended December 31,
	December 31,
	2001	2002	2003

Numerator
Net loss	$(21,267)	$(29,803,935)	$(20,215,273)
Preferred stock accretion	—	(3,392,104)	(8,432,174)

Numerator for basic and diluted net loss attributable to common stockholders per share— net loss attributable to common stockholders	$(21,267)	$(33,196,039)	$(28,647,447)

Denominator
Denominator for basic and diluted net loss attributable to common stockholders per share— weighted-average shares	—	137,889	341,255

Basic and diluted net loss attributable to common stockholders per share	$—	$(240.75)	$(83.95)

Denominator for unaudited pro forma basic and diluted net loss attributable to common stockholders per share— weighted-average shares (Note 1)	—	5,539,332	11,972,024

Unaudited pro forma basic and diluted net loss attributable to common stockholders per share (Note 1)	$—	$(5.99)	$(2.39)

BARRIER THERAPEUTICS, INC.
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

      The following table shows dilutive common share equivalents outstanding, which are not included in the above historical calculation, as the effect of their inclusion is anti-dilutive during each period.

	Period from
	September 17,
	2001
	(inception) to	Year Ended December 31,
	December 31,
	2001	2002	2003

Preferred stock	—	16,050,003	31,921,809
Options	—	357,500	878,583

11.     Significant Agreements and Commitments

Johnson & Johnson

      In addition to the Series A exchanged for the acquisition of in-process research and development, Johnson & Johnson, through its affiliates, received certain rights of first negotiation for the marketing and sales of those drugs which the Company successfully develops from that portfolio. The most significant terms of the license provide the following:

(a) the licenses are subject to a right of first negotiation for the marketing and sale of those drugs which the Company elects not to market itself or through contract sales organizations on a territory-by-territory basis,

(b) the licenses are royalty-free, except for the so-called “itraconazole melt extrusion,” Hyphanox, which will require the payment of a royalty with respect to those sales not effectuated directly by the Company or through contract sales organizations on a territory-by-territory basis, and

(c) as to the “itraconazole melt extrusion” only, Johnson & Johnson, through its affiliates, has an option to acquire the marketing and sales rights on a territory-by-territory basis subject to payment to the Company of: fees as specified in the contract; all of the Company’s development costs on such project; and a royalty on sales, as stated in the contract, depending on the duration from the date of delivery of materials until the Company’s first major market filing for drug approval (NDA or equivalent).

Other Significant Agreements

      The Company enters into agreements for clinical trials management, contract manufacturing and testing of its compounds. At December 31, 2003, the Company has aggregate commitments of approximately $7.7 million under such contracts.

      Additionally, the Company has entered into one development and supply agreement which provides for a future royalty payment equal to a stated percentage of the weighted average market price of sales of certain finished products which incorporate the product developed under the same contract.

Equipment Line of Credit

      In September 2003, the Company entered into an equipment and furniture line of credit for $750,000 with an interest rate of 6.4% plus the three year Treasury Constant Maturities rates at the time of funding. At each funding the Company will enter into a promissory note with a term of 3 years. The note(s) will be collateralized by the related equipment and furniture. The Company has available $482,149 under this line at December 31, 2003.

BARRIER THERAPEUTICS, INC.
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

12.     Related Party Transactions

      The Company expensed $330,363 and $1,607,209 for the purchase of raw materials and clinical supplies from a company related to a preferred stockholder during 2002 and 2003, respectively.

      The Company accrued interest of $4,586 and $1,085 to a preferred stockholder on the convertible promissory notes during 2002 and 2001, respectively.

      During 2002, the Company entered into an agreement with an officer to loan $59,980 for the purchase of 100,000 shares of restricted stock. At December 31, 2002, interest of $1,150 is accrued and included in interest receivable. As of December 31, 2003, the principal amount of $59,980 and $3,024 of interest was paid in full.

13.     Leases

      The Company leases its U.S. corporate facilities in Princeton, New Jersey under a lease which expires in September 2010. The Company leases space in Geel, Belgium under a short-term service agreement with a monthly fee of approximately $4,700. Future minimum lease commitments, net of sublease income, are as follows:

2004	$306,862
2005	368,625
2006	373,254
2007	391,439
2008	395,715
Thereafter	714,950

$2,550,845

      Total rent expense was approximately $0 in 2001, $115,757 in 2002, and $282,662 in 2003.

14.     Pension Plan

      In July 2002, the Company established a 401(k) plan (the “Plan”) covering all eligible employees. As of December 31, 2003, the Company has not elected to match any of the employee’s contributions to the Plan.

BARRIER THERAPEUTICS, INC.
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

15.     Selected Quarterly Financial Data (Unaudited)

	Quarter Ended

	March 31,	June 30,	September 30,	December 31,

2002
Net loss	$(30,608)	$(25,292,188)	$(1,284,284)	$(3,196,855)
Net loss attributable to common stockholders	(30,608)	(26,050,983)	(2,583,451)	(4,530,997)
Basic and diluted net loss per common share(1)	$—	$(222.99)	$(12.17)	$(20.36)

2003
Net loss	$(4,104,126)	$(4,604,222)	$(4,633,692)	$(6,873,233)
Net loss attributable to common stockholders	(5,474,186)	(6,435,977)	(6,808,201)	(9,929,083)
Basic and diluted net loss per common share(1)	$(24.60)	$(20.94)	$(17.33)	$(22.45)

(1)	Per common share amounts for the quarters and full years have been calculated separately. Accordingly, quarterly amounts do not add to the annual amount because of differences in the weighted-average common shares outstanding during each period principally due to the effect of the Company’s issuing shares of its common stock during the year.

      Diluted EPS is identical to Basic EPS since common equivalent shares are excluded from the calculation, as their effect is anti-dilutive.

BARRIER THERAPEUTICS INC.

(a development stage company)

CONSOLIDATED BALANCE SHEETS

	December 31,	September 30,
	2003	2004

		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$11,471,652	$22,083,590
Marketable securities	42,304,660	78,562,235
Interest receivable	716,226	986,515
Prepaid expenses and other current assets	1,239,712	1,323,929

Total current assets	55,732,250	102,956,269
Property and equipment, net	844,741	991,975
Security deposits	38,579	42,290
Deferred financing costs	355,000	—

Total assets	$56,970,570	$103,990,534

Liabilities, redeemable preferred stock and stockholders’ equity (deficit)
Current liabilities:
Notes payable, current portion	$253,541	$211,575
Accounts payable	1,358,576	2,129,538
Accrued expenses	1,952,065	3,853,582
Deferred revenue	453,482	956,446
Other current liabilities	32,543	28,889

Total current liabilities	4,050,207	7,180,030
Notes payable, long-term portion	193,379	396,004
Series A redeemable convertible preferred stock, $.0001 par value; 0 shares issued and outstanding at September 30, 2004, 4,166,666 shares authorized, issued and outstanding at December 31, 2003	29,689,482	—
Series B redeemable convertible preferred stock, $.0001 par value; 0 shares issued and outstanding at September 30, 2004, 7,691,667 shares authorized, issued and outstanding at December 31, 2003	51,832,740	—
Series C redeemable convertible preferred stock, $.0001 par value; 0 shares issued and outstanding at September 30, 2004, 4,102,565 shares authorized, issued and outstanding at December 31, 2003	32,738,346	—
Stockholders’ equity (deficit):
Common stock $.0001 par value; 80,000,000 authorized, 21,835,708 issued and outstanding at September 30, 2004; and 40,000,000 shares authorized; 822,500 issued and outstanding at December 31, 2003	83	2,184
Additional paid-in capital	887,268	191,345,201
Deficit accumulated during development stage	(61,864,753)	(92,887,068)
Deferred compensation	(527,652)	(1,867,722)
Other comprehensive loss	(28,530)	(178,095)

Total stockholders’ equity (deficit)	(61,533,584)	96,414,500

Total liabilities and stockholders’ equity (deficit)	$56,970,570	$103,990,534

See accompanying notes.

BARRIER THERAPEUTICS, INC.

(a development stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

			Period from
			September 17,
	Nine months ended		2001
	September 30,		(inception) to
			September 30,
	2003	2004	2004

Revenues:
Contract revenue	$—	$25,000	$25,000
Grant revenue	202,636	556,876	923,627

Total revenues	202,636	581,876	948,627

Operating expenses:
Research and development	11,438,646	20,055,026	41,082,074
Sales and marketing	—	2,719,263	2,719,263
General and administrative	2,373,295	5,148,218	10,429,920
In-process research and development	—	—	25,000,000

Total operating expenses	13,811,941	27,922,507	79,231,257

Loss from operations	(13,609,305)	(27,340,631)	(78,282,630)
Interest income	267,265	933,040	1,626,597
Interest expense	—	(22,380)	(31,440)

Loss before income tax benefit	(13,342,040)	(26,429,971)	(76,687,473)
Income tax benefit	—	—	217,027

Net loss	(13,342,040)	(26,429,971)	(76,470,446)
Preferred stock accretion	(5,376,324)	(4,592,344)	(16,416,622)

Net loss attributable to common stockholders	$(18,718,364)	$(31,022,315)	$(92,887,068)

Basic and diluted net loss attributable to common stockholders per share	$(60.90)	$(2.51)
Weighted-average shares outstanding-basic and diluted	307,377	12,357,817

See accompanying notes.

BARRIER THERAPEUTICS, INC.

(a development stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

			Period from
			September 17,
	Nine months ended		2001
	September 30,		(inception) to
			September 30,
	2003	2004	2004

Operating activities
Net loss	$(13,342,040)	$(26,429,971)	$(76,470,446)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	85,244	257,311	439,552
Amortization of deferred compensation	63,547	1,654,556	1,852,654
Purchased in-process research and development	—	—	25,000,000
Non-cash compensation expense related to the issuance of options to non-employees	33,540	584,048	708,963
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(333,217)	(84,217)	(1,138,335)
Interest receivable	(86,133)	(270,289)	(986,515)
Accounts payable and accrued expenses	421,398	3,027,479	5,983,120
Deferred revenue	347,947	502,964	956,446
Other current liabilities	1,585	5,596	7,399

Net cash used in operating activities	(12,808,129)	(20,752,523)	(43,647,162)
Investing activities
Purchase of fixed assets	(490,718)	(404,545)	(1,431,527)
Security deposits	(38,579)	(3,711)	(42,290)
Purchase of marketable securities	(7,478,947)	(73,948,055)	(139,575,017)
Maturities of marketable securities	1,046,111	37,575,637	60,886,114

Net cash used in investing activities	(6,962,133)	(36,780,674)	(80,162,720)
Financing activities
Issuance of convertible promissory notes	—	—	150,000
Repayment of loan to officer	59,980	—	59,980
Borrowings under notes payable	—	407,179	675,030
Repayment of notes payable	—	(246,520)	(253,045)
Proceeds from issuance of preferred stock	22,999,998	(16,189)	77,270,101
Proceeds from issuance of common stock, net	—	67,941,362	67,942,809
Proceeds from exercise of stock options	—	94,025	100,025

Net cash provided by financing activities	23,059,978	68,179,857	145,944,900
Effect of exchange rate on cash and cash equivalents	(8,478)	(34,722)	(51,428)

Net increase (decrease) in cash and cash equivalents	3,281,238	10,611,938	22,083,590
Cash and cash equivalents, beginning of period	6,034,929	11,471,652	—

Cash and cash equivalents, end of period	$9,316,167	$22,083,590	$22,083,590

Supplement disclosures of cash flow information
Cash paid during the period for interest	$—	$22,380	$31,340

Non-cash investing and financing activities
Issuance of common stock in exchange for notes payable	$—	$—	59,980

Preferred stock issued for convertible promissory note	$—	$—	150,000

Release of formerly restricted stock	$—	$9,250	$23,762

Issuance of note payable in exchange for prepaid insurance	$—	$—	$185,594

Issuance of Series A redeemable convertible preferred stock in exchange for purchased in-process research and development	$—	$—	$25,000,000

Conversion of redeemable convertible preferred stock to common stock	$—	$118,836,723	$118,836,723

Costs in connection with initial public offering of common stock reclassified to additional paid in capital	$—	$1,808,638	$1,808,638

See accompanying notes.

BARRIER THERAPEUTICS, INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1.	Summary of Significant Accounting Policies

Organization, Description of Business

      Barrier Therapeutics, Inc. (the “Company”) was incorporated in Delaware on September 17, 2001 but commenced active operations in May 2002. The Company was formed to develop and market products that address medical needs in the treatment of dermatological diseases and disorders initially based on intellectual property in-licensed from Janssen Pharmaceutica Products, L.P., Johnson & Johnson Consumer Companies, Inc. and Ortho-McNeil Pharmaceutical, Inc., each a Johnson & Johnson company. The Company’s activities since inception have consisted principally of raising capital, performing research and development, hiring personnel and establishing facilities. Accordingly, the Company is considered to be in the development stage. The Company has offices in Princeton, New Jersey and Geel, Belgium.

      Since inception, the Company has relied primarily upon the sale of equity securities to fund operations, most recently through the Company’s initial public offering. The Company believes that its existing resources should be sufficient to meet its capital and liquidity requirements through at least the end of 2005. However, the Company’s capital requirements will depend on many factors, including the success of its development and commercialization of the Company’s product candidates. Even if the Company succeeds in developing and commercializing one or more of its product candidates, it may never achieve sufficient sales revenue to achieve or maintain profitability. There can be no assurance that the Company will be able to obtain additional capital when needed on acceptable terms, if at all.

Basis of Presentation

      The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of adjustments of a normal recurring nature) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004. The Consolidated Balance Sheet as of December 31, 2003 has been derived from the audited consolidated financial statements as of that date. For further information, refer to the consolidated financial statements listed in the index on page F-1 and notes thereto included elsewhere in this prospectus.

Initial Public Offering

      On May 4, 2004, the Company completed an initial public offering (“IPO”) of 5,000,000 shares of the Company’s common stock which resulted in net proceeds of approximately $67.9 million after payment of underwriting discounts and commissions and other expenses aggregating $7.1 million.

Reverse Stock Split

      On April 28, 2004, the Company completed a one-for-two reverse stock split of its common stock pursuant to which every two shares of the Company’s common stock were replaced with one share of the Company’s common stock and the conversion ratio of each share of preferred stock was adjusted accordingly to reflect the reverse stock split. As a result, in connection with the IPO, on April 28, 2004, the 31,921,809 outstanding shares of the Company’s redeemable convertible preferred stock converted into 15,960,898 shares of the Company’s common stock.

BARRIER THERAPEUTICS, INC.
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

      All references to common stock, common shares outstanding, average number of common shares outstanding and per share amounts in these consolidated financial statements and condensed notes to consolidated financial statements prior to the effective date of the reverse stock split have been restated to reflect the one-for-two reverse stock split on a retroactive basis.

Authorized Common Stock

      Pursuant to the Company’s Amended and Restated Certificate of Incorporation filed on May 3, 2004, the Company increased its authorized common stock to 80,000,000 shares.

Redeemable Convertible Preferred Stock

      The carrying value of redeemable preferred stock was increased by periodic accretions through the date of its conversion at the IPO. These increases were effected through charges to deficit accumulated during the development stage.

Consolidation

      The financial statements include the accounts of Barrier Therapeutics, Inc. and its wholly-owned subsidiary, Barrier Therapeutics, NV. All significant intercompany transactions and balances are eliminated in consolidation.

Use of Estimates

      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value of Financial Instruments

      The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, accounts payable and accrued expenses, approximate their fair values.

Stock-Based Compensation

      SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123 (“SFAS 148”) provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation from the intrinsic value -based method of accounting prescribed by APB Opinion 25. Accounting for Stock Issued to Employees (“APB 25”). In addition, SFAS 148 amends the disclosure requirements of SFAS No. 123. Accounting for Stock-Based Compensation (“SFAS 123”). The Company adopted the disclosure requirements of SFAS 148, effective December 31, 2002. As allowed by SFAS 123, the Company had elected to continue to apply the intrinsic value-based method of accounting prescribed in APB Opinion 25 and, accordingly, does not recognize compensation expense for stock option grants made at an exercise price equal to or in excess of the fair market value of the stock at the date of grant.

BARRIER THERAPEUTICS, INC.
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

      Had compensation cost for the Company’s outstanding employee stock options been determined based on the fair value at the grant dates for those options consistent with SFAS 123, the Company’s net loss and basic and diluted net loss per share, would have been changed to the following pro forma amounts:

	Nine months ended September 30,

	2003	2004

	(Unaudited)	(Unaudited)
Net loss attributable to common stockholders, as reported	$(18,718,364)	$(31,022,315)
Add: Non-cash employee compensation as reported	63,547	1,654,556
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(450,362)	(2,537,438)

SFAS 123 pro forma net loss	(19,105,179)	(31,905,197)

Basic and diluted loss attributable per common share	$(60.90)	$(2.51)

Basic and diluted loss attributable to common stockholders per share, SFAS 123 pro forma	$(62.16)	$(2.58)

      SFAS 123 pro forma information regarding net loss is required by SFAS 123, and has been determined as if the Company had accounted for its stock-based employee compensation under the fair value method prescribed in SFAS 123. The fair value of the options was estimated using the Black-Scholes pricing model with the following assumptions:

	Nine months ended
	September 30,

	2003	2004

Risk-free interest rate	4.0- 4.5%	2.8-3%
Dividend yield	0%	0%
Expected life	9.5 years	9.0 years
Volatility	N/A	65%

      The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. Stock option grants are expensed over their respective vesting periods.

      The Company accounts for options issued to nonemployees under SFAS 123 and EITF Issue 96-18, Accounting for Equity Investments that are Issued to Other than Employees for Acquiring or in Conjunction with Selling Goods or Services (“EITF 96-18”). As such, the value of such options is periodically remeasured during their vesting terms.

Deferred Stock Compensation

      During the nine months ended September 30, 2004, the Company recorded deferred stock compensation totaling $2,994,625, representing the difference between the fair value of common stock on the date such options were granted, determined in accordance with GAAP, and the exercise price. This amount is included as a component of stockholders’ (deficit) equity and is being amortized over the vesting period of the individual options, generally four years, using accelerated vesting method. The accelerated vesting method provides for vesting of portions of the overall award at interim dates and results in higher vesting in earlier years than straight-line vesting. During the nine months ended September 30, 2004, the Company recorded amortization of deferred stock compensation of $1,654,556.

BARRIER THERAPEUTICS, INC.
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

Revenue Recognition

      Contract revenues include license fees and milestone payments associated with collaborations with third parties. Revenue from non-refundable, upfront license fees where the Company has continuing involvement is recognized ratably over the performance period. Royalties from licensees are based on third-party sales of licensed products and will be recorded in accordance with contract terms when third-party results are reliably measurable and collectibility is reasonably assured.

     Recent Accounting Pronouncements

      In December 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004) Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes Accounting Principal Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and amends FASB No. 95, Statement of Cash Flows. Generally, the approach to accounting in Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements as based on their fair values. Currently the Company accounts for these payments under the intrinsic value provisions of APB No. 25. Statement 123(R) is effective for the Company beginning July 1, 2005. The Statement offers several alternatives for implementation. At this time, the Company’s management has not made a decision as to the alternative it may select. The Company is in the process of determining how the new method of valuing stock-based compensation as prescribed by Statement 123(R) will be applied to valuing stock-based awards granted after the effective date and the impact the recognition of additional non-cash compensation expense related to such awards will have on its financial statements.

2.	Comprehensive Loss

      The components of comprehensive loss are as follows:

	Nine months ended September 30,

	2003	2004

	(Unaudited)
Net loss	$(13,342,040)	$(26,429,971)
Foreign currency translation	(8,478)	(34,722)
Change in unrealized net gains on marketable securities	(28,132)	(114,843)

Comprehensive loss	$(13,378,650)	$(26,579,536)

      Accumulated other comprehensive loss equals the cumulative translation adjustment and unrealized net gains on marketable securities which are the only components of other comprehensive loss included in the Company financial statements.

3.	Redeemable Convertible Preferred Stock

      On April 28, 2004, in connection with the IPO and as a result of the adjustment to the conversion ratio effected by the one-for-two reverse stock split of the Company’s common stock every two shares of the Company’s Series A, Series B, and Series C redeemable convertible preferred stock were converted into one share of common stock. Fractional shares were redeemed for cash.

BARRIER THERAPEUTICS, INC.
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

Series A Redeemable Convertible Preferred Stock

      Series A redeemable convertible preferred stock (“Series A”) was issued in exchange for licenses, intellectual property, patents and patent applications valued at $25,000,000 during 2002. The holders of Series A were Janssen Pharmacentica Products L.P. and Johnson & Johnson Consumer Companies, Inc.

      A total of 8,333,333 shares were converted and exchanged into 4,166,666 shares of common stock.

Series B Redeemable Convertible Preferred Stock

      The Company received an aggregate of $46,150,008 in exchange for the issuance of the Series B redeemable convertible preferred stock (“Series B”)at $3.00 per share. As a result of the initial closing of 7,716,670 shares during May 2002, the Company received $23,000,010 cash, and $150,000 of debt was converted to Series B during 2002. On May 7, 2003 (the second closing), the Company issued 7,666,666 shares for an aggregate purchase price of $22,999,998. Offering cost of approximately $632,000 were netted against gross proceeds.

      A total of 15,383,336 shares were converted and exchanged into 7,691,667 shares of common stock.

Series C Redeemable Convertible Preferred Stock

      The Company received an aggregate of $32,000,046 in exchange for the issuance of the Series C redeemable convertible preferred stock (“Series C”) during 2003. Offering costs of approximately $97,000 were netted against gross proceeds.

      A total of 8,205,140 shares were converted and exchanged into 4,102,565 shares of common stock.

BARRIER THERAPEUTICS, INC.
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

	Series A Redeemable		Series B Redeemable		Series C Redeemable
	Convertible		Convertible		Convertible
	Preferred Stock		Preferred Stock		Preferred Stock

	Shares	Amount	Shares	Amount	Shares	Amount

Balance at December 31, 2001	—	$—	—	$—	—	—
Issuance of Series A
Redeemable Convertible Preferred Stock	4,166,666	25,000,000	—	—	—	—
Issuance of Series B
Redeemable Convertible Preferred Stock	—	—	3,858,335	22,517,659	—	—
Accretion to redemption value	—	1,750,330	—	1,641,774	—	—

Balance at December 31, 2002	4,166,666	26,750,330	3,858,335	24,159,433	—	—
Issuance of Series B
Redeemable Convertible Preferred Stock	—	—	3,833,332	22,999,998	—	—
Accretion to redemption value	—	2,939,152	—	4,673,309	—	—
Issuance of Series C
Redeemable Convertible Preferred Stock	—	—	—	—	4,102,565	31,918,633
Accretion to redemption price	—	—	—	—	—	819,713

Balance at December 31, 2003	4,166,666	29,689,482	7,691,667	51,832,740	4,102,565	32,738,346
Accretion to redemption value	—	1,052,130	—	2,035,630	—	1,504,584
Financing expenses	—	—	—	—	—	(16,189)

Conversion into common stock	(4,166,666)	(30,741,612)	(7,691,667)	(53,868,370)	(4,102,565)	(34,226,741)
Balance at September 30, 2004(unaudited)	—	$—	$—	$—	$—	$—

4.	Preferred Stock

      Pursuant to the Company’s Amended and Restated Certificate of Incorporation filed on May 3, 2004, the Company has 5,000,000 shares of authorized “blank-check” preferred stock. The Board of Directors is authorized to issue these shares in one or more series without stockholder approval. The Board of Directors has the discretion the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock.

5.	Notes Payable

      In September 2003, the company entered into an equipment and furniture financing arrangement with a third party for up to $750,000 with an interest rate defined at the time of funding. The company will enter into a promissory note with a term of 3 years, which will be collateralized by the related equipment and furniture, each time it receives funding.

      In November 2003, the Company entered into a promissory note for $267,851, payable in 35 monthly installments of $8,498, including interest at 8.84%. In August 2004, the Company entered into a promissory note for $407,179, payable in 35 monthly installments of $12,939, including interest at 8.95%.

BARRIER THERAPEUTICS, INC.
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

      In addition, in December 2003, the Company financed $185,593 of its clinical trial insurance, to an unrelated third party. The balance is due in nine monthly payments of $21,110 through October 1, 2004, including interest at 5.62%.

6.	Related Party Transactions

      In July 2004, the Company entered into an agreement with one of the Johnson & Johnson companies under which the Company committed to purchase € 1,000,000 (approximately $1,200,000) of inventory within the two-year period ending July 2006.

7.	Commitments

      The Company enters into agreements for office space, clinical trials management, contract manufacturing and testing of its compounds. At September 30, 2004, the Company has aggregate commitments of approximately $18 million under such contracts.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

      The expenses (other than underwriting discounts and commissions) payable in connection with this offering are as follows:

Securities and Exchange Commission registration fee	$10,780
NASD filing fee	9,659
Printing and engraving expenses	200,000
Legal fees and expenses	300,000
Accounting fees and expenses	75,000
Blue Sky fees and expenses (including legal fees)	5,000
Transfer agent and rights agent and registrar fees and expenses	5,000
Miscellaneous	96,961

Total	$702,400

      All expenses are estimated except for the SEC fee and the NASD filing fee.

Item 14.	Indemnification of Directors and Officers

      Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The Registrant’s certificate of incorporation provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

      Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

      The Registrant’s certificate of incorporation provides that the Registrant will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the Registrant) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Registrant, or is or was serving, or has agreed to serve, at the Registrant’s request as a director, officer, partner, employee or trustee of, or in similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the Registrant’s best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. The Registrant’s certificate of incorporation provides that the Registrant will indemnify any Indemnitee who was or in a party to an action or suit by or in the right of the Registrant to procure a judgment in its favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer of the Registrant, or is or was serving, or has agreed to serve, at the Registrant’s request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit, or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by the Registrant against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

Item 15.	Recent Sales of Unregistered Securities

      In the preceding three years, the Registrant has issued the following securities that were not registered under the Act:

      Since our inception, we have issued an aggregate of 831,362 shares of common stock, par value $0.0001 per share. These shares include a total of 712,500 shares of common stock issued between October 31, 2001 and February 20, 2002, at a purchase price per share of $0.002, for a total of $1,425 in cash, a total of 110,000 shares of common stock issued between August 1, 2002 and October 24, 2002, at a purchase price per share of $0.60, for a total of $66,000 in cash and a total of 8,862 shares of common stock issued upon the exercise of outstanding options between February 4, 2004 and February 17, 2004, at a purchase price per share of $3.50, for a total of $31,017 in cash.

      Since our inception, we have also issued an aggregate of 31,921,809 shares of preferred stock, par value of $0.0001 per share. These shares include: (1) 8,333,333 shares of series A convertible preferred stock issued on May 7, 2002 in exchange for intellectual property, patent applications and licenses valued at approximately $25,000,000; (2) 7,716,670 and 7,666,666 shares of series B convertible preferred stock issued on May 7, 2002 and May 7, 2003, respectively, at a purchase price per share of $3.00, for a total of approximately $46,150,008; and (3) 8,205,140 shares of series C convertible preferred stock issued on October 23, 2003 at a purchase price per share of $3.90, for a total of approximately $32,000,046.

      No underwriters were involved in the foregoing sales of securities. The securities described in this Item 15 were issued to U.S. investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder relative to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers of shares of the Registrant’s convertible preferred stock described above represented to the Registrant in connection with their purchase that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration.

      As of December 31, 2004, pursuant to our equity compensation plan, since our inception, we have granted options to purchase a total of 1,579,633 shares of common stock at a weighted average exercise price of $4.21 per share. For a more detailed description of our equity compensation plan, see “Management—Stock Option and Other Compensation Plans”.

      The issuance of stock options and the common stock issuable upon the exercise of such options as described in this Item 15 were issued pursuant to written compensatory plans or arrangements with the Registrant’s employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

      All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of common stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

      All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of common stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the application restrictions on transfer.

Item 16.     Exhibits and Financial Statement Schedules

      (a) Exhibits:

Exhibit
Number		Description

1.1		Form of Underwriting Agreement
3.1	*	Amended and Restated Certificate of Incorporation of the Registrant
3.2	*	Amended and Restated Bylaws of the Registrant
4.1		Specimen Certificate evidencing shares of Registrant’s common stock, filed as Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)
4.2	*	Amended and Restated Investors Rights Agreement, dated as of April 20, 2004, by and among the Registrant and the Investors listed therein
5.1		Opinion of Morgan, Lewis & Bockius LLP
10.1		2002 Equity Compensation Plan, filed as Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)
10.2	†	Intellectual Property Transfer and License Agreement, dated as of May 6, 2002, by and between the Registrant and Johnson & Johnson Consumer Companies, Inc., filed as Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)
10.3		Amendment No. 1 to the Intellectual Property Transfer and License Agreement, dated as of September 7, 2004, by and between the Registrant and Johnson & Johnson Consumer Companies, Inc., filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on September 10, 2004
10.4	†	Intellectual Property Transfer and License Agreement, dated as of May 6, 2002, by and among the Registrant and Janssen Pharmaceutica Products, L.P., and Ortho-McNeil Pharmaceutical, Inc., filed as Exhibit 10.3 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)
10.5		Amendment No. 1 to the Intellectual Property Transfer and License Agreement, dated as of September 7, 2004, by and between the Registrant and Janssen Pharmaceutica Products, L.P., filed as Exhibit 10.2 to the Registrant Current Report on Form 8-K filed on September 10, 2004
10.6		Employment Agreement, effective as of April 1, 2004, by and between the Registrant and Geert Cauwenbergh, Ph.D., filed as Exhibit 10.4 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)

Exhibit
Number	Description

10.7	Employment Agreement, effective as of April 1, 2004, by and between the Registrant and Charles Nomides, filed as Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)
10.8	Employment Agreement, effective as of April 1, 2004, by and between the Registrant and Anne M. VanLent, filed as Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)
10.9	Restricted Stock Purchase Agreement, dated as of October 31, 2001, by and between the Registrant and Geert Cauwenbergh, Ph.D., filed as Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)
10.10	Amendment No. 1 to Restricted Stock Purchase Agreement, dated as of May 7, 2002, by and between the Registrant and Geert Cauwenbergh, Ph.D., filed as Exhibit 10.8 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)
10.11	Amendment No. 2 to Restricted Stock Purchase Agreement, dated as of April 1, 2004, by and between the Registrant and Geert Cauwenbergh, Ph.D., filed as Exhibit 10.18 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)
10.12	Restricted Stock Purchase Agreement, dated as of February 20, 2002, by and between the Registrant and Charles T. Nomides, filed as Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)
10.13	Amendment No. 1 to Restricted Stock Purchase Agreement, dated as of May 7, 2002, by and between the Registrant and Charles T. Nomides, filed as Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)
10.14	Amendment No. 2 to Restricted Stock Purchase Agreement, dated as of April 1, 2004, by and between the Registrant and Charles T. Nomides, filed as Exhibit 10.19 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)
10.15	Restricted Stock Purchase Agreement, dated as of August 1, 2002, by and between the Registrant and Anne M. VanLent, filed as Exhibit 10.11 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)
10.16	Amendment No. 1 to Restricted Stock Purchase Agreement, dated as of April 1, 2004, by and between the Registrant and Anne M. VanLent, filed as Exhibit 10.20 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)
10.17	Lease Agreement, dated May 28, 2003, between the Registrant and Peregrine Investment Partners-I relating to property located at 600 College Road East, Princeton Forrestal Center, New Jersey, filed as Exhibit 10.12 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)
10.18	Amendment No. 1, dated November 6, 2003, to Lease Agreement, dated May 28, 2003, between the Registrant and Peregrine Investment Partners-I relating to property located at 600 College Road East, Princeton Forrestal Center, New Jersey, filed as Exhibit 10.13 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)
10.19	Amendment No. 2, dated May 13, 2004, to Lease Agreement dated May 28, 2003, between Registrant and Peregrine Investment Partners-I relating to property located at 600 College Road East, Princeton, New Jersey, filed as Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004
10.20	Master Security Agreement, dated as of August 21, 2003, and Amendment, dated as of September 3, 2003, between the Registrant and General Electric Capital Corporation, filed as Exhibit 10.14 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)

Exhibit
Number		Description

10.21	†	Development and Supply Agreement, dated as of May 16, 2002, between the Registrant and Abbott GmbH & Co. KG, filed as Exhibit 10.15 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)
10.22		2004 Stock Incentive Plan, filed as Exhibit 10.16 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)
10.23		Employee Stock Purchase Plan, filed as Exhibit 10.17 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)
10.24	†	Distribution and License Agreement, dated November 4, 2004, between the Registrant and Grupo Ferrer Internacional, S.A., filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on November 9, 2004
10.25		Finished Product Supply Agreement, dated July 14, 2004, between Janssen Pharmaceutica, NV and the Registrant
21		List of Subsidiaries, filed as Exhibit 21 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)
23.1		Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)
23.2		Consent of Ernst & Young LLP
24.1*		Powers of Attorney (included on signature page to original filing of registration statement on Form S-1)

*	Previously filed.

†	Certain information in these exhibits has been omitted and has been filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

      (b) Financial Statement Schedules

      All information for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is either included in the financial statements or is not required under the related instructions or is inapplicable, and therefore has been omitted.

Item 17.     Undertakings.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, the Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding), is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes (1) that for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430(A) and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (2) that for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the township of Plainsboro, State of New Jersey, on February 1, 2005.

BARRIER THERAPEUTICS, INC.

By	/s/ ANNE M. VANLENT

Anne M. VanLent

Chief Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

* Geert Cauwenbergh, Ph.D.		Chairman, Chief Executive Officer and Director (Principal Executive Officer)	February 1, 2005

/s/ ANNE M. VANLENT Anne M. VanLent		Chief Financial Officer (Principal Financial and Accounting Officer)	February 1, 2005

* Srinivas Akkaraju, M.D., Ph.D.		Director	February 1, 2005

* Robert E. Campbell		Director	February 1, 2005

* Carl W. Ehmann, M.D.		Director	February 1, 2005

* Peter Ernster		Director	February 1, 2005

* Charles F. Jacey, Jr.		Director	February 1, 2005

* Andrew N. Schiff, M.D.		Director	February 1, 2005

* Nicholas J. Simon III		Director	February 1, 2005

*By:	/s/ ANNE M. VANLENT Anne M. VanLent as Attorney-in-Fact

Index of Exhibits

Exhibit
Number		Description

1.1		Form of Underwriting Agreement
3	.1*	Amended and Restated Certificate of Incorporation of the Registrant
3	.2*	Amended and Restated Bylaws of the Registrant
4.1		Specimen Certificate evidencing shares of Registrant’s common stock, filed as Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)
4	.2*	Amended and Restated Investors Rights Agreement, dated as of April 20, 2004, by and among the Registrant and the Investors listed therein
5.1		Opinion of Morgan, Lewis & Bockius LLP
10.1		2002 Equity Compensation Plan, filed as Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)
10	.2†	Intellectual Property Transfer and License Agreement, dated as of May 6, 2002, by and between the Registrant and Johnson & Johnson Consumer Companies, Inc., filed as Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)
10.3		Amendment No. 1 to the Intellectual Property Transfer and License Agreement, dated as of September 7, 2004, by and between the Registrant and Johnson & Johnson Consumer Companies, Inc., filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on September 10, 2004
10	.4†	Intellectual Property Transfer and License Agreement, dated as of May 6, 2002, by and among the Registrant and Janssen Pharmaceutica Products, L.P., and Ortho-McNeil Pharmaceutical, Inc., filed as Exhibit 10.3 to the Registrant’s Registration Statement of Form S-1 (File No. 333-112539)
10.5		Amendment No. 1 to the Intellectual Property Transfer and License Agreement, dated as of September 7, 2004, by and between the Registrant and Janssen Pharmaceutica Products, L.P., filed as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on September 10, 2004
10.6		Employment Agreement, effective as of April 1, 2004, by and between the Registrant and Geert Cauwenbergh, Ph.D., filed as Exhibit 10.4 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)
10.7		Employment Agreement, effective as of April 1, 2004, by and between the Registrant and Charles Nomides, filed as Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)
10.8		Employment Agreement, effective as of April 1, 2004, by and between the Registrant and Anne M. VanLent, filed as Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)
10.9		Restricted Stock Purchase Agreement, dated as of October 31, 2001, by and between the Registrant and Geert Cauwenbergh, Ph.D., filed as Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)
10.10		Amendment No. 1 to Restricted Stock Purchase Agreement, dated as of May 7, 2002, by and between the Registrant and Geert Cauwenbergh, Ph.D., filed as Exhibit 10.8 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)
10.11		Amendment No. 2 to Restricted Stock Purchase Agreement, dated as of April 1, 2004, by and between the Registrant and Geert Cauwenbergh, Ph.D., filed as Exhibit 10.18 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)

Exhibit
Number		Description

10.12		Restricted Stock Purchase Agreement, dated as of February 20, 2002, by and between the Registrant and Charles T. Nomides, filed as Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)
10.13		Amendment No. 1 to Restricted Stock Purchase Agreement, dated as of May 7, 2002, by and between the Registrant and Charles T. Nomides, filed as Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)
10.14		Amendment No. 2 to Restricted Stock Purchase Agreement, dated as of April 1, 2004, by and between the Registrant and Charles T. Nomides, filed as Exhibit 10.19 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)
10.15		Restricted Stock Purchase Agreement, dated as of August 1, 2002, by and between the Registrant and Anne M. VanLent, filed as Exhibit 10.11 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)
10.16		Amendment No. 1 to Restricted Stock Purchase Agreement, dated as of April 1, 2004, by and between the Registrant and Anne M. VanLent, filed as Exhibit 10.20 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)
10.17		Lease Agreement, dated May 28, 2003, between the Registrant and Peregrine Investment Partners-I relating to property located at 600 College Road East, Princeton Forrestal Center, New Jersey, filed as Exhibit 10.12 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)
10.18		Amendment No. 1, dated November 6, 2003, to Lease Agreement, dated May 28, 2003, between the Registrant and Peregrine Investment Partners-I relating to property located at 600 College Road East, Princeton Forrestal Center, New Jersey, filed as Exhibit 10.13 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)
10.19		Amendment No. 2, dated May 13, 2004, to Lease Agreement dated May 28, 2003, between Registrant and Peregrine Investment Partners-I relating to property located at 600 College Road East, Princeton, New Jersey, filed as Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004
10.20		Master Security Agreement, dated as of August 21, 2003, and Amendment, dated as of September 3, 2003, between the Registrant and General Electric Capital Corporation, filed as Exhibit 10.14 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)
10	.21†	Development and Supply Agreement, dated as of May 16, 2002, between the Registrant and Abbott GmbH & Co. KG, filed as Exhibit 10.15 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)
10.22		2004 Stock Incentive Plan, filed as Exhibit 10.16 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)
10.23		Employee Stock Purchase Plan, filed as Exhibit 10.17 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)
10	.24†	Distribution and License Agreement, dated November 4, 2004, between the Registrant and Grupo Ferrer Internacional, S.A., filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on November 9, 2004
10.25		Finished Product Supply Agreement, dated July 14, 2004, between Janssen Pharmaceutica, NV and the Registrant
21		List of Subsidiaries, filed as Exhibit 21 to the Registrant’s Registration Statement on Form S-1 (File No. 333-112539)

Exhibit
Number		Description

23.1		Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)
23.2		Consent of Ernst & Young LLP
24	.1*	Powers of Attorney (included on signature page to original filing of registration statement on Form S-1)

*	Previously filed.

†	Certain information in these exhibits has been omitted and has been filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.